**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.2 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Provident Financial Services, Inc.
(Exact Name of Registrant as Specified in Charter)

0001178970
(Registrant's CIK Number)

Exhibit 99.2 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-98241
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City, State of New Jersey, on August 16, 2002.

PROVIDENT FINANCIAL SERVICES, INC.

By: ______________________________
Paul M. Pantozzi
Chairman, Chief Executive Officer and President

F:\clients\1032\conversion\Form SE.doc

PRO FORMA VALUATION REPORT

PROVIDENT FINANCIAL SERVICES, INC.

PROPOSED HOLDING COMPANY FOR
THE PROVIDENT BANK
Jersey City, New Jersey

Dated As Of:
August 2, 2002

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP FINANCIAL, LC.
Financial Services Industry Consultants

August 2, 2002

Board of Directors/Board of Managers
Provident Financial Services, Inc.
The Provident Bank
830 Bergen Avenue
Jersey City, New Jersey 07306-4599

Members of the Board:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the Common Stock which is to be offered in connection with the mutual-to-stock conversion ("Reorganization") described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Department of Banking and Insurance of the State of New Jersey (the "Department"), the Federal Deposit Insurance Corporation ("FDIC") and the Federal Reserve Board ("FRB"). This Appraisal has been prepared in accordance with the written valuation guidelines promulgated by the Office of Thrift Supervision ("OTS"), most recently updated as of October 21, 1994. Such valuation guidelines are relied upon by the previously referenced agencies in evaluating conversion appraisals in the absence of such specific written valuation guidelines separately issued by the respective agencies.

Description of Reorganization

We understand that the Board of Managers of The Provident Bank, Jersey City, New Jersey ("Provident" or the "Bank") has adopted a Plan of Conversion, incorporated herein by reference, pursuant to which the Bank will reorganize from a New Jersey chartered mutual savings bank into a New Jersey chartered stock savings bank. The Reorganization will be accomplished under the laws of the State of New Jersey and the regulations of the Department and the FDIC, and other applicable laws and regulations. In the Reorganization, Provident will become a wholly-owned subsidiary of Provident Financial Services, Inc. ("Provident Financial" or the "Holding Company"), a Delaware corporation. Concurrently, Provident Financial will sell, in the Subscription and Community Offerings, Holding Company common stock in the amount equal to the appraised value of the Bank. Immediately following the conversion, the only significant assets of the Holding Company will be the capital stock of the Bank and the net conversion proceeds remaining after purchase of the Bank's common stock by the Holding Company. Provident Financial will use 50 percent of the net conversion proceeds to purchase the Bank's common stock. A portion of the net conversion proceeds retained by the Holding Company will be loaned to the ESOP to fund the ESOP's stock purchases in the offering, and the remainder will be reinvested into investment securities.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

Concurrent with the Reorganization, Provident Financial will form a charitable foundation called The Provident Bank Foundation ("Foundation"). The Foundation will be funded in an amount equal to 6 percent of the stock offering with a maximum of $24 million, with the form of funding to be 80 percent conversion stock and 20 percent cash.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting Provident and Provident Financial in the preparation of the post-conversion business plan, we are independent of the Holding Company, the Bank, and the other parties engaged by Provident or Provident Financial to assist in the stock conversion process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's and the Holding Company's regulatory applications, including the prospectus as filed with the Department, FDIC, FRB and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included a review of its audited financial information for fiscal years ended December 31, 1997 through 2001, and as of June 30, 2002, and due diligence related discussions with the Bank's management; KPMG Peat Marwick, the Bank's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Bank's legal counsel for the stock conversion, and Sandler O'Neill & Partners, L.P., the Bank's financial and marketing advisors in connection with Provident Financial's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Provident operates and have assessed the Bank's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment and analyzed the potential impact on Provident and the industry as a whole. We have analyzed the potential effects of conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of Provident Financial. We have reviewed the economy in the Bank's primary market area and have compared Provident's financial performance and condition with selected publicly-traded thrift institutions with similar characteristics as the Bank, as well as all publicly-traded thrifts. We have reviewed conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts.

Our Appraisal is based on Provident's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank and its independent auditors, nor did we independently value the assets or liabilities, on or off balance sheet, of the Bank. The valuation considers Provident only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

Our appraised value is predicated on a continuation of the current operating environment for Provident and for all thrifts. Changes in the local, state and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that Provident intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which Provident Financial's stock, immediately upon completion of the conversion offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 2, 2002, the aggregate pro forma market value of Provident's common stock, including the contribution to the Foundation immediately following the offering, is $425,000,000 at the midpoint, equal to 42,500,000 shares issued at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below.

Valuation Range	Offering Amount (Shares)	Foundation Contribution (Shares)	Total Shares Issued (Shares)	Aggregate Market Value ($)
Minimum	34,493,000	1,655,700	36,148,700	$361,487,000
Midpoint	40,580,000	1,920,000	42,500,000	425,000,000
Maximum	46,667,000	1,920,000	48,587,000	485,870,000
Supermaximum	53,667,050	1,920,000	55,587,050	555,870,500

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of Provident as of June 30, 2002, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market and reflects only a valuation range as of this date for the pro forma market value of Provident Financial immediately upon issuance of the stock.

Respectfully submitted,

RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James P. Hennessey
Senior Vice President

TABLE OF CONTENTS
THE PROVIDENT BANK
Jersey City, New Jersey

TABLE OF CONTENTS
THE PROVIDENT BANK
Jersey City, New Jersey
(continued)

LIST OF TABLES
THE PROVIDENT BANK
Jersey City, New Jersey

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

The Provident Bank ("Provident" or the "Bank"), is a state-chartered mutual savings bank headquartered in Jersey City, New Jersey. Founded in 1839, Provident is the oldest independent financial institution in the State of New Jersey. Provident currently conducts operations through a total of 48 full service branches located in 10 counties throughout northern and central New Jersey (see Exhibit I-1 for the New Jersey counties where the Bank currently operates). As of June 30, 2001, Provident maintained a 1.4 percent share of all New Jersey deposits, ranked 15th in the size of deposits overall. The Bank operates in two primary markets: northern New Jersey and central New Jersey including the shore area of central New Jersey. Overall, the counties in which the Bank operates encompass 69 percent of the entire population of New Jersey, providing the Bank with access to a large base of potential customers.

Provident is a member of the Federal Home Loan Bank of New York ("FHLB") and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). As of June 30, 2002, the Bank maintained $3.1 billion in assets, $2.5 billion in deposits and $310.6 million in equity, equal to 10.1 percent of assets. For the 12 months ended June 30, 2002, the Bank reported net income of $27.7 million, equal to 0.97 percent of average assets. Provident's audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

On April 26, 2002, the Board of Managers adopted a plan to reorganize as a bank holding company (the "Reorganization"), whereby Provident will become a wholly-owned subsidiary of Provident Financial Services, Inc. ("Provident Financial" or the "Holding Company") and Provident Financial will conduct an offering of its common stock. Concurrent with the Reorganization, Provident Financial will retain approximately 50% of the net conversion proceeds, and the balance will be invested into the Bank. It is not currently anticipated that Provident Financial will engage in any significant business activity other than ownership of the subsidiary bank and management of the net proceeds retained at the holding company level. The assets and liabilities of the stock subsidiary will be substantially equivalent to those of Provident prior to the Reorganization, before incorporating the impact of the conversion transaction.

The conversion offering is expected to provide the capital necessary to facilitate continued expansion and diversification. The conversion also provides the opportunity for local stock ownership, which may enhance the financial success of the Bank if local shareholders become/remain customers and promote the Bank's products and services.

The near term deployment of the net offering proceeds is anticipated to be as follows.

- Provident Financial is expected to retain up to 50% of the net proceeds of the offering including the proceeds to fund the loan to the ESOP, with the remaining funds invested into the Bank for reinvestment in interest-earning assets. The remaining funds are expected to be initially invested in high quality investment securities with relatively short durations.

  Over time, funds retained by Provident Financial will be utilized for various corporate purposes, including the possible payment of regular and/or special cash dividends, acquisitions, investing additional equity into the Bank and/or repurchases of common stock. Dividends are expected to be paid to Provident Financial from the Bank, provided the Bank remains well-capitalized.

- Provident. At least 50% of the net proceeds will be invested into the Bank in exchange for all of the Bank's stock. The net investable cash proceeds are expected to be lower based on expectations of deposit withdrawals to fund stock purchases. Cash proceeds invested into the Bank will initially become part of general funds, which are expected to be initially invested into cash and short-term investments pending reinvestment into whole loans and the Bank's regular investment activities.

On a pro forma basis, Provident is expected to have a capital ratio above regulatory requirements. The Board of Directors has determined to pursue a strategy of controlled growth in order to maintain well-capitalized status, with growth expected to be funded primarily through local retail deposit growth. Provident Financial may also consider various capital management strategies if appropriate to assist in the long-run objective of increasing return on equity.

Establishment of a Charitable Foundation

In order to enhance the Bank's existing historically strong service and reinvestment activities in the local community, the Plan of Conversion provides for the establishment of The Provident Bank Foundation, Inc. (the "Foundation"), which will be a private charitable foundation established in connection with the conversion. The Plan provides that the Bank and the Holding Company will create the Foundation and fund it in an amount equal to 6 percent of the stock offering with a maximum contribution of $24 million, with the form of funding to be 80 percent conversion stock and 20 percent cash. Funding the majority of the Foundation with shares of common stock of Provident Financial will enable the local community served to share in the growth and the profitability of Provident Financial over the long term through dividends and price appreciation. As such, the Bank believes the Foundation will generate a high level of community goodwill toward the holding company, increase the Bank's local visibility and further enhance the Bank's strong reputation for community service, thereby strengthening Provident's community banking franchise.

The issuance of shares and the contribution of cash to the Foundation will result in dilution of pro forma book value and earnings per share.

Strategic Overview

Throughout much of its corporate history, Provident's strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing and savings needs of its local customers in northern and central New Jersey. In this regard, through the early 1980s, Provident pursued a residential lending strategy typical of a thrift institution, with the substantial majority of loans deployed into fixed rate residential mortgage loans. However, commencing in the early 1990s, the management of Provident began to undertake a reorientation of the Bank's operations to a community-oriented institution with a broader line of commercial and consumer products. Additionally, pursuant to this strategy, Provident has sought to emphasize a community bank operating strategy, emphasizing service, its local orientation and a relatively broad array of products and services. Accordingly, Provident has implemented a three-prong lending strategy which has focused on: (1) commercial lending, including commercial and multi-family mortgage loans as well as commercial and industrial loans ("C&I loans"); (2) residential mortgage lending for portfolio; and (3) selling longer term fixed rate residential mortgage loans (generally conforming loans with 20 year maturities or more) into the secondary market on a servicing retained basis.

Since Provident has historically been a residential lender and most of the remainder of its interest-earning assets have been deployed into either investment securities or mortgage-backed securities ("MBS"), Provident has been required to develop the infrastructure required to undertake more diversified lending. In this regard, management has developed extensive policies and procedures pertaining to credit standards and the administration of commercial accounts. Additionally, Provident has employed approximately14 commercial loan officers (including 6 focusing on C&I lending, 7 concentrating on commercial real estate lending and one officer at the senior vice president level to provide oversight to the overall commercial lending operation). Other steps taken to facilitate the development of commercial accounts include more intensive marketing and the institution of various incentive programs for Bank personnel. Furthermore, the Bank has upgraded its data processing system to enhance the ability to service commercial accounts. Additionally, the Bank has offered ancillary products such as cash management services in order to effectively build the level of commercial account relationships.

While the commercial loan portfolio has expanded in recent years, the loan portfolio composition continues to reflect the Bank's history of residential lending. Commercial loans, including commercial and multi-family mortgage loans as well as C&I loans comprised approximately 42.49 percent of net loans (including mortgage warehouse loans equal to 7.66 percent of net loans) while loans secured by 1-4 family mortgage loans equaled 38.43 percent of net loans and consumer loans equaled 15.32 percent of net loans. The Bank's preference is to originate adjustable rate residential loans for portfolio and sell longer term fixed rate loans on a servicing retained basis to the secondary market (primarily Freddie Mac). On a more limited basis, Provident's lending activities include diversification into construction loans.

Provident's focus on building commercial account relationships implies a greater degree of credit risk compared to loan portfolios that reflect higher concentrations of 1-4 family loans. However, the Bank has sought to limit the credit risk exposure associated with its lending strategy, through emphasizing origination of such loans in local markets and to established lending relationships with favorable credit histories. Credit risk associated with the loan portfolio has also been limited by the strength of the local economy, implementation of what are believed by management to be conservative underwriting guidelines and building the level of loss reserves relative to non-performing assets and loans outstanding. Economic growth has been supported by relatively favorable trends in such key industry sectors as pharmaceutical, financial services, and real estate. These industries serve as the cornerstone of the economy in the Bank's market which have, in turn, facilitated growth in most areas of the regional economy. In general, the primary market area has had low unemployment and increasing real estate values, which has increased demand for new construction of both residential and commercial properties. More recently, the local economy has slowed in conjunction with the national recession, although there has yet to be any notable impairment in local real estate values and deterioration in credit quality has yet to be experienced in the Bank's loan portfolio.

Investments serve as a supplement to Provident's lending activities. Provident's investment strategy emphasizes low risk types of investments, with the intent of providing ample liquid funds and to generate a favorable return within the context of supporting interest rate and credit risk objectives. Investment securities held by the Bank consist primarily of collateralized mortgage obligations ("CMOs"), corporate and municipal bonds as well U.S. Government and agency securities. In recent years, the Bank has emphasized purchases of CMOs with average durations of approximately 2 to 5 years for yield enhancement. The Bank's investment strategy also continues to emphasize investment in corporate bonds, muni and U.S. Government and agency obligations. Corporate obligations are generally required to be rated "A" or better at the time of acquisition. The majority of Provident's investment securities are classified as available for sale ("AFS").

Coupled with the gradual reorientation of Provident's operations into a community bank, Provident has been seeking to expand its retail franchise, both internally through growth of loans and deposits and externally through acquisitions. Provident seeks to grow internally based on service, by offering a wide array of products, through intensive marketing and the establishment of de novo branches in targeted markets. At the same time, the Bank faces significant competition from many competitors, several of which are substantially larger than Provident, which tends to limit the ability to grow profitably. As a result, management has sought to supplement internal growth through the purchase of branches (both with and without deposits);

five offices were acquired in 1998 as part of a whole bank acquisition and the Bank has recently entered into a contract to acquire two offices with a total of approximately $22.7 million of deposits from another local financial institution. Provident has continually explored other acquisition opportunities, including both whole bank acquisitions and branches, and will continue to explore such opportunities in the future. Management believes that the additional capital raised in the stock offering will enhance the Bank's ability to consummate branch or whole institution acquisitions in the future.

Retail deposits have consistently served as the primary funding liability for the Bank, while borrowings have been used to a limited degree, both in conjunction with a commercial checking account program offered by the Bank as well as for asset-liability management and liquidity purposes. The majority of Provident's depositors reside in areas proximate to Provident's offices in northern and central New Jersey.

Management expects that the future activities of the Bank will continue to focus on products and services which have facilitated asset, equity and earnings growth to date. Specifically, the largest segment of Provident's business will continue to be an orientation towards retail deposit products and retail banking services, building commercial account relationships, and continuing to invest in residential mortgage loans, including both 1-4 family and multi-family loans.

A key component of Provident's business plan is to complete the planned conversion stock offering. In particular, the additional equity capital raised in the conversion will provide a larger capital cushion for asset growth, including growth through acquisitions of local thrifts, commercial banks or other financial service providers as opportunities arise. Moreover, as a stock company, it is contemplated that the ability to offer Provident Financial stock as consideration will facilitate increased opportunities to grow through acquisition. Comparatively, in the current mutual structure, growth through acquisition is substantially limited to utilizing cash as consideration, which is often viewed as a less attractive type of consideration by potential acquisition candidates.

Provident anticipates that growth opportunities will also result from on-going implementation of an aggressive retail banking strategy, in which growth will be realized through establishing additional branches that complement the existing branch network and through placing more of an emphasis on developing and marketing products and services that address the needs of retail customers. Additionally, opportunities for retail growth will continue to be realized from large bank consolidation in the local market and the resulting fallout of customers who are attracted to Provident's community-bank orientation and emphasis on customer service.

Balance Sheet Trends

Table 1.1 shows historical summary balance sheet and other financial information for Provident from the end of fiscal 1997 to June 30, 2002. As discussed previously, over the last 5 years, Provident has implemented a strategy of controlled growth and expansion, both through internal growth at existing branches, as well as through the addition of five branches as part of a whole bank acquisition. Overall, asset growth over the period shown in Table 1.1 has been moderate, as Provident's total assets increased from $2.1 billion at the end of fiscal 1997, to $3.1 billion at June 30, 2002, which reflects a 9.24 percent compounded annual growth rate. Over this period, loan growth was modestly below the rate of growth for investments and thus, loans decreased in proportion to total assets. Loans increased from $1.4 billion as of the end of fiscal 1997 to $1.9 billion as of June 30, 2002, reflecting a 7.28 percent compounded annual growth rate while total investments (including both HTM and AFS securities) increased from $489.1 million as of December 31, 1997, to $838.6 million as of June 30, 2002, reflecting a 12.69 percent compounded annual growth rate.

The Bank's assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have always comprised the majority of funding liabilities and increased at a 8.31 compounded annual rate since 1997. Borrowings have increased at a comparatively faster pace equal to 25.48 percent annually. The factors leading to the increase in borrowings are primarily twofold: (1) the Bank also utilized advances to lock in longer term funds at favorable interest rates or in match funding transactions; and (2) a portion of the growth in borrowed funds is associated with the Bank's commercial checking accounts wherein the Bank provides commercial account customers with a "sweep" product which is classified as a retail repurchase agreement. In the future, Provident may utilize FHLB advances more heavily in several ways as

Table 1.1
The Provident Bank
Historical Balance Sheets
(Amount and Percent of Assets)

	For the Fiscal Year Ended December 31,										As of June 30, 2002		Compounded Annual Growth Rate
	1997		1998		1999		2000		2001				
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:													
Assets	$2,060,205	100.00%	$2,454,586	100.00%	$2,578,249	100.00%	$2,641,579	100.00%	$2,869,717	100.00%	$3,066,277	100.00%	9.24%
Cash and Cash Equivalents	86,654	4.21%	106,790	4.35%	54,193	2.10%	67,302	2.55%	107,403	3.74%	146,604	4.78%	12.39%
Investment Securities - HTM	290,776	14.11%	233,099	9.50%	162,680	6.31%	124,059	4.70%	112,951	3.94%	110,131	3.59%	-19.41%
Investment Securities - AFS	198,287	9.62%	317,464	12.93%	361,832	14.03%	335,039	12.68%	494,716	17.24%	728,509	23.76%	33.53%
FHLB Stock	11,089	0.54%	12,474	0.51%	12,474	0.48%	12,803	0.48%	12,555	0.44%	11,514	0.38%	0.84%
Goodwill and Core Deposit Value	8,192	0.40%	29,368	1.20%	27,979	1.09%	25,594	0.97%	23,742	0.83%	22,654	0.74%	25.36%
Loans Receivable (net)	1,399,575	67.93%	1,680,091	68.45%	1,876,433	72.78%	1,954,992	74.01%	1,994,636	69.51%	1,919,729	62.61%	7.28%
Deposits	1,764,080	85.63%	2,056,053	83.76%	2,096,604	81.32%	2,168,336	82.08%	2,341,723	81.60%	2,526,611	82.40%	8.31%
Borrowed Funds	70,192	3.41%	146,620	5.97%	216,641	8.40%	179,903	6.81%	195,767	6.82%	194,925	6.36%	25.48%
Total Equity	203,651	9.88%	224,019	9.13%	236,664	9.18%	263,072	9.96%	292,130	10.18%	310,568	10.13%	9.83%
Loans/Deposits		79.34%		81.71%		89.50%		90.16%		85.18%		75.98%	
IEA/IBL (Average)		1.13		1.14		1.13		1.14		1.15		1.15	
Non-Performing Loans/Loans		0.43%		0.33%		0.43%		0.48%		0.40%		0.24%	
Non-Performing Assets/Assets		0.32%		0.23%		0.31%		0.37%		0.28%		0.15%	
Allow. for Loan Losses as a % of:													
Non-Performing Loans		247.63%		316.94%		233.93%		213.06%		271.02%		474.56%	
Gross Loans Receivable		1.06%		1.02%		0.99%		1.02%		1.09%		1.13%	
Number of Full Service Offices		41		49		52		49		48		48	

Source: Provident's prospectus.

follows: (1) in connection with potential leveraging and/or interest rate risk management strategies; and (2) the Bank has targeted the commercial checking (including the sweep accounts) program for growth as it seeks to continue to develop its commercial lending and depository relationships.

Equity has increased steadily since the end of fiscal 1997, reflecting the retention of Provident's earnings, and has been maintained in the range of 9.1 percent to 10.2 percent. The Bank's equity contained a small amount of goodwill and core deposit value as of June 30, 2002 ($22.7 million or 0.7 percent of assets), resulting from prior whole bank and branch acquisitions; tangible equity equaled $287.9 million, or 9.4 percent of assets as of June 30, 2002. A summary of Provident's key operating ratios for the past five years is presented in Exhibit I-3.

Loans Receivable

Provident's balance of net loans receivable increased at an 9.26 percent annual rate from the year end 1997 through year end 2001, increasing as a percent of assets from 67.9 percent at year end 1997 to 69.51 percent at December 31, 2001. Loan growth was recorded throughout the past four fiscal years, with net loan growth ranging from a low of $40.6 million in 2001 to a high of $292.0 million in 1998. Growth of the loan portfolio has been focused in commercial loans including both C&I and mortgage loans while funding mortgage warehouse lines for mortgage bankers has also become a significant niche for the Bank. The loan portfolio shrank over the first six months of fiscal 2002, primarily owing to high prepayment activity and fixed rate loan sales in the residential portfolio which have prevailed in the current low interest rate environment.

Currently, 1-4 family mortgage loans comprise the largest single segment of the loan portfolio, equal to 38.4 percent of net loans. The residential mortgage loan portfolio consists primarily of adjustable rate mortgage ("ARM") loans and generally, fixed rate loans with maturities of 15 years or less. The Bank's general philosophy is to seek to originate adjustable rate loans and/or fixed rate loans with maturities of 15 years or less for portfolio and sell longer-term fixed rate loans through various secondary market conduits (primarily Freddie Mac) on a servicing retained basis.

The reorientation of Provident's operations to a more bank-like operating strategy, is evidenced in the loan portfolio composition which shows that multi-family and commercial mortgages increased to 27 percent of net loans, while commercial non-mortgage loans increased to 8 percent of total loans as of June 30, 2002.

Investment and Mortgage Backed Securities

The intent of Provident's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Bank's overall credit and interest rate risk objectives. Over the past five years, Provident's balance of cash and total investment securities ranged from a low of 19.93 percent of assets at year end 2000 to a high of 32.13 percent as of June 30, 2002. In recent years, Provident's investment strategy has emphasized investment in CMOs, which has increased in proportion to other investment securities. As of June 30, 2002, CMOs accounted for $427.2 million or 50.9 percent of the investment portfolio. Other investments held by Provident at June 30, 2002, consisted of U.S. Government and agency obligations ($107.6 million), U.S. government and agency mortgage-backed securities mortgage-backed securities ($42.5 million), corporate securities ($174.4 million) and state and municipal obligations ($86.9 million). Provident also has an $11.5 million investment in FHLB stock. To support management of interest rate risk and liquidity, the Provident's current philosophy has been to classify all new investment purchases as available-for-sale, with the exception of state and municipal bond investments.

As of June 30, 2002, securities classified as available for sale and held to maturity equaled $728.5 million and $110.1 million, respectively. Provident had an unrealized gain of $12.9 million on investments held as available-for-sale, as of June 30, 2002 and $2.9 million on its held-to-maturity investments. Provident's cash and cash equivalent funds totaled $146.6 million or 4.78 percent of assets at June 30, 2002, which was at the high end of the range of cash and cash equivalents that has been maintained by the Provident over the past five years. Exhibit I-4 provides historical detail of the Provident's investment portfolio.

Bank Owned Life Insurance

As of June 30, 2002, the balance of bank owned life insurance ("BOLI") totaled $46.2 million, which reflects growth relative to the prior two fiscal year ends owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank's management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

Goodwill and Core Deposit Value

Goodwill and core deposit value totaled $19.9 million and $2.7 million, respectively as of June 30, 2002, reflecting a reduction from the fiscal year end peak level of $29.4 million in 1998. The goodwill and core deposit value are the result of several acquisitions including one completed in fiscal 1998 and one completed in fiscal 1995. Pursuant to SFAS No. 141, the Bank has ceased amortizing goodwill as of the fiscal 2001 year end and is periodically evaluating the remaining unamortized goodwill balance for impairment. The Bank continues to amortize the value of core deposits and expects to record a $1.0 million core deposit amortization expense in fiscal 2002.

The Bank will be acquiring two branches and approximately $22.7 million of deposits from another financial institution with the transaction expected to be completed by the end of fiscal 2002. Preliminary management estimates are that the intangibles created in the prospective branch acquisition will approximate $0.5 million.

Funding

Over the past five years, Provident's funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From year end 1997 through June 30, 2002, the Bank's deposits increased at an annual rate of 8.31 percent. Deposit growth has been sustained at an uneven pace throughout the past four and one-half fiscal years, with the most notable increase occurring in 1998 and 1999. The Bank reported an influx of deposit funds in the first half of fiscal 2002, which management attributes to three factors including: (1) Provident's ongoing marketing efforts; (2) competitive rates; and (3) depositors "parking" funds in insured liquid accounts at the Bank in view of uncertainty with respect to the future performance of the economy and recent bear market in stocks.

In recent years, the Bank's deposit composition has exhibited a shift towards a higher concentration of transaction and savings accounts, reflecting relatively stronger growth in those accounts compared to CD growth. Most of the recent growth in transaction and savings accounts has been comprised of growth in savings accounts. As of June 30, 2002, transaction and savings accounts equaled 57.2 percent of total deposits.

Borrowed funds are at moderate levels but have been increasing over the last five fiscal years. As of June 30, 2002, borrowed funds outstanding totaled $194.9 million and consisted of FHLB-New York advances and retail repurchase agreements (i.e., sweep accounts for commercial account customers. It is management's preference to rely on deposits to fund operations, however, the Bank utilizes borrowings under several circumstances: (1) in conjunction with its offering of sweep accounts to commercial account customers; (2) when such funds are priced attractively relative to deposits; (3) to lengthen the duration of liabilities and in match funding transactions; (4) to enhance earnings when attractive arbitrage opportunities arise (i.e., the Bank is considering employing borrowings to fund the purchase of investments at a spread on a post-offering basis); and (5) to generate additional liquid funds, if required.

The repurchase agreements on Provident's balance sheet are related to a program whereby the Bank offers its commercial customers a sweep investment product. The account is collateralized with investments which is self-trusteed by the Bank. This program has been very successful with both the Bank's commercial customers and for Provident. As of June 30, 2002, retail repurchase agreements had a balance of $42.8 million.

<u>Capital</u>

Earnings since December 31, 1997, have led to growth in the balance of GAAP and tangible equity to 10.13 and 9.39 percent, respectively. Since fiscal year end 1997, retained earnings, and an increase in accumulated comprehensive income have translated into an annual capital growth rate of 9.83 percent for the Bank. The Bank maintains significant capital surpluses relative to all of its regulatory capital requirements as reflected in the schedule below. The additional capital realized from the stock conversion offering will serve to further strengthen the Bank's capital position and support the growth strategies contemplated in its business plan.

At the same time, as the result of the Bank's relatively high pro forma capital position, Provident's ROE will initially be depressed from current levels following its conversion.

	Required Capital ($000)	Actual Capital ($000)	Capital Over Required Amount ($000)
Tier I Leverage Capital Ratio	$119,217	$279,979	$160,762
Risk-Based Capital: Tier I	80,914	279,979	199,065
Risk-Based Capital: Total	161,827	301,937	140,110

Source: Prospectus.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements for the fiscal years from 1997 through 2001 and for the twelve months ended June 30, 2002. Overall, Provident's net income reflects a growth trend in dollar terms but has fluctuated in a range of 0.80 percent to 0.97 percent of average assets, reflecting the benefits of expansion of the base of interest-earning assets. Specifically, net earnings increased from $19.1 million (0.96 percent of average assets) in fiscal 1997, to $27.7 million (0.97 percent of average assets) for the twelve months ended June 30, 2002. Provident's recurring earnings have fluctuated over the last five fiscal years while comparing closely to reported earnings as non-operating items have been relatively limited. The components of profitability are explored below.

Net Interest Income

Provident's ratio of net interest income to average assets decreased modestly between fiscal 1997 and 1999, from 3.70 percent to 3.62 percent, respectively, as a result of several factors including a gradual leveraging of the Bank's capital ratio and a less favorable interest rate environment (i.e., a flattened yield curve experienced through the end of fiscal 2000). Subsequently, from the beginning of fiscal 2001 to date, the Bank's spreads and margins have improved as deposit costs declined at a faster pace than the Bank's asset yields (see Exhibit I-5 for details regarding the Bank's yields and costs). Management attributes the improving spreads to an easing of monetary policy by the Federal Reserve ("Fed") which has steepened the yield curve and facilitated a relatively steep reduction in Provident's funding costs and the ongoing benefit of the gradual restructuring of the Bank's balance sheet to include a higher proportion of commercial mortgage and C&I loans.

Non Interest Income

Other income has shown an upward trend in dollar terms and as a percent of average assets since fiscal 1997, from $12.2 million (0.61 percent of average assets) to $21.6 million (0.76 percent of average assets) for the twelve months ended June 30, 2002, reflecting Provident's balance sheet growth, expansion of overall business volumes and continued growth of fee generating products such as commercial lending and transaction accounts. The bulk of Provident's fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Bank has also diversified into non-traditional product lines which includes a minority ownership interest in a title agency and the sales of insurance products including annuities as well as stocks, bonds, and mutual funds. Additionally, the Bank has recently acquired a mortgage subsidiary ("Provident Mortgage") which specializes in the origination and sale of FHA/VA loans in New Jersey. Non-interest income was further enhanced by the purchase of BOLI in fiscal 2000, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income. Provident is planning to increase the level of non-interest fee income in the future by continuing to develop fee generating commercial loan and deposit relationships and by expanding non-traditional products and services. However, any growth in the level of non-interest operating income is expected to be gradual.

Operating Expense

Operating expenses increased both in dollar terms and as a percent of average assets for the period from fiscal 1997 through the twelve months ended June 30, 2002. For the twelve months ended June 30, 2002, operating expenses totaled $87.1 million, equal to 3.05 percent of average assets. The growth in operating expenses over the last five fiscal years is due to a variety of factors including the overall growth of the Bank, the employment of additional lending staff as well as the addition of staff at new branches and the costs associated with conversion to a new data processing system in 2001, among other factors.

Further upward pressure will be placed on the Bank's operating expense ratio in the forthcoming year due to planned expansion. The Bank is in the process of completing an acquisition of two branch offices and Provident plans to continue to open offices on a de novo basis in the future (the Bank's business plan contemplates opening 6 to 12 branches over the first 3 years following the conversion). Also, there are expected to be increased costs associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

Provident's efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income excluding non-operating items) of approximately 68 percent during the twelve months ended June 30, 2002, is relatively consistent with the level of the last three fiscal years but is above the more favorable level reported in fiscal 1997 and 1998.

Loan Loss Provisions

The Bank has historically maintained strong asset quality and loan losses have been limited. Accordingly, notwithstanding the increased emphasis on high risk-weight lending (i.e., commercial mortgage and non-mortgage loans) and overall expansion of the loan portfolio, the level of loan chargeoffs have been low and the level of loan loss provisions required to be established pursuant to the Bank's policies has diminished. In the five fiscal years through fiscal 2001, Provident established loan loss provisions at the rate of between $1.9 million and $2.4 million. For the twelve months ended June 30, 2002, loan loss provisions equaled $1.9 million, or 0.07 percent of average assets. Going forward, management of the Bank intends to continue to evaluate the adequacy of the level of allowances for loan losses ("ALLs") on a regular basis, establishing additional loan loss provisions in accordance with the Bank's asset classification and loss reserve policies.

Non-Operating Items

Non-operating income and expenses have had a limited impact on earnings over the last five fiscal years. The components of non-operating income and expense have consisted of $3.7 million of litigation settlement expenses incurred in fiscal 2000 which were partially offset by a $1.0 million gain realized on the payment of merger-related break-up fee paid by another financial institution in connection with the termination of an agreement to be acquired by Provident. The only other significant non-operating items consisted of gains on securities equal to $959,000 and gains on the sale of real estate equal to $192,000. Net non-operating income aggregated to $1.2 million on a pre-tax basis.

Taxes

The Bank's tax rate has ranged from approximately 35.7 to 37.6 percent from fiscal 1997 to fiscal 1999. During fiscal 2000, the Bank formed a real estate investment trust ("REIT") subsidiary ("PSB Funding") for the purpose of providing financial flexibility with the additional benefit of minimizing state tax liability. In this regard, the Bank has contributed real estate loans to the REIT in exchange for stock and income generated through the REIT structure is subject to a 100 percent exclusion from state income taxes (i.e., a dividends received deduction). As a result of the establishment of the REIT coupled with expanded investment in tax-advantaged state and municipal securities, Provident's average tax rate declined to approximately 31 percent in fiscal 2000 and 2001 and for the twelve months ended June 30, 2002.

The New Jersey State Legislature enacted legislation in July 2002, which changed the state tax code such that the Bank's marginal state tax rate will be increased from 3 percent to 9 percent, and alternative minimum state tax assessments based on gross receipts and gross profits were also established. However, management and the Bank's independent accountants believe that several provisions in the legislation will minimize the impact to the Bank's effective tax rate.

Change in Accounting Principle

In accordance with FASB Statement No. 142, the Bank performed a goodwill impairment test on the goodwill associated with the purchase of Provident Mortgage Company. It was determined that the goodwill was impaired and Provident recorded an expense of $519,000, as a cumulative effect of a change in accounting principal.

<u>Interest Rate Risk Management</u>

Provident manages interest rate risk from both the asset and liability sides of the balance sheet. To control interest rate risk, Provident has implemented several strategies as follows:

- Emphasizing the origination of adjustable rate loans and selling a portion of longer term fixed rate loans originated to the secondary market;
- Diversifying into other types of short-term or adjustable rate lending, including primarily commercial, construction and consumer lending;
- Building a community bank orientation so as to facilitate an increase in non-interest fee income and the proportion of low-cost transaction deposit accounts;
- Maintaining a relatively short-term investment portfolio, comprised of high quality, liquid securities and maintaining an ample balance of securities classified as available for sale;
- Promoting longer term CDs to the extent possible;
- Taking down term FHLB advances when such funds are attractively priced relative to deposits and prevailing reinvestment opportunities.
- Maintaining a strong capital position, which provides for a favorable level of interest-earning assets relative to interest-bearing liabilities; and
- Limiting investment in fixed assets and emphasizing asset quality.

These strategies have generally served to increase the sensitivity of the Bank's assets to changes in interest rates and lengthen the duration of liabilities. The rate shock analysis as of June 30, 2002 (see Exhibit I-6) reflects a modest liability sensitive position with the present value of equity ("PVE") declining by a projected 213 basis points pursuant to a positive 200 basis point instantaneous and permanent rate shock, resulting in a post-shock PVE ratio equal to 13.98 percent. By way of comparison, the Office of Thrift Supervision ("OTS") estimates PVE data on a regional and national basis. Based on OTS estimates incorporating March 31, 2002 financial data and market rate information, assuming a positive 200 basis point instantaneous and permanent rate shock, the post-shock PVE ratio for all thrifts operating in the OTS Northeast Region equaled 8.96 percent, which reflects a 230 basis point decline relative to the base scenario.

The PVE analysis is an indicator to the risk of earnings in a volatile interest rate environment as it incorporates changing assumptions with respect to maturity and repricing of assets and liabilities. The PVE analysis indicates that Provident has a higher PVE ratio and a slightly lower interest sensitivity measure (i.e., the change in the post-shock PVE ratio is more limited than OTS regulated savings institutions) pursuant to a rising interest rate scenario, which is typically the more adverse scenario for savings institutions. In this regard, the Bank's interest rate risk exposure is moderated by the increase in shorter term and higher yielding commercial loans and Provident's practice of selling longer term conforming fixed rate loans into the secondary market.

Overall, the data suggests that the Bank's earnings would be moderately impacted by changes in market interest rate levels. On a pro forma basis, the Bank's interest rate risk position is expected to improve as the conversion proceeds are reinvested in interest earning assets.

Lending Activities and Strategy

Provident's lending strategy has been developed to take advantage of (1) the Bank's historical strengths in the areas of permanent residential mortgage and residential construction lending; (2) the relatively stable economy prevailing in the Bank's markets; and (3) perceived opportunities in commercial lending that will enable Provident to build its community bank franchise.

Provident's lending operations consists of three major segments: residential mortgage lending, commercial and consumer lending in conjunction with the long-standing commitment to become a full-service community bank, and secondary market operations in which Provident originates long term fixed rate loans for resale at origination generally on a servicing retained basis and, through its mortgage company, originates FHA/VA loans for resale on a servicing released basis. Those strategies are consistent with Provident's community bank orientation, as evidenced in the Bank's loan portfolio composition (see Exhibit I-7). Although historically a residential lender, the Bank has managed to reduce the concentration of permanent residential mortgages to 38.4 percent of net loans ($737.8 million). The remainder of the portfolio includes sizable concentrations of commercial mortgage loans, commercial business loans and second mortgage loans.

The Bank offers a wide array of products and services and has diversified its loan portfolio with mortgages secured by multi-family and commercial properties totaling $516.7 million, equal to 26.9 percent of loans. Additional diversification has been provided by commercial business loans and mortgage warehouse lending, which represented growing segments of the loan portfolio, equal to $152.0 million (7.9 percent of loans) and $147.0 million (7.7 percent of loans), respectively, as of June 30, 2002. The balance of the loan portfolio consists primarily of various types of consumer credit including second mortgage loans, home equity loans, marine loans and other consumer installment loans.

Provident originates both fixed rate and adjustable rate 1-4 family loans. The Bank's general philosophy is to seek to originate adjustable rate loans and/or fixed rate loans for portfolio with maturities of 15 years or less and sell longer-term fixed rate loans through various secondary market conduits on a servicing retained basis. Adjustable rate residential mortgage loans approximated $435.3 million, equal to 22.7 percent of total loans as of June 30, 2002 and 59 percent of total residential loans.

The Bank originates one-to-four family loans up to a loan-to-value ("LTV") ratio of 100 percent, with private mortgage insurance ("PMI") being required for loans in excess of a 80 percent LTV ratio. Most 1-4 family loan originations are secured by property in the local market. As a complement to 1-4 family permanent mortgage lending activities, the Bank also offers home equity loans including fixed rate amortizing term loans as well as variable rate lines of credit.

In addition to permanent mortgage lending, Provident finances mortgage warehouse lines for approximately 25 mortgage bankers, all of whom operate within the Bank's markets in New Jersey. The warehouse credit lines are variable rate, generally indexed to the Prime Rate or the federal funds rate. The warehouse credit lines fluctuate based on the mortgage bankers' loan volumes and time of the month and typically range from $100 million to $170 million and equaled $147.0 million as of June 30, 2002.

Construction lending has been a modest part of overall lending operations over the last several years and the construction loan balance totaled $92.9 million, equal to 4.8 percent of net loans as of June 30, 2002. Provident originates construction loans as it seeks to participate in the growth occurring in the market, shorten the average duration of assets, and support asset yields. The majority of the Bank's construction lending is in the areas proximate to where Provident maintains branch offices in northern and central New Jersey. Construction loans made to the homeowners are generally construction/permanent loans. Additionally, Provident makes construction loans to builders for either spec or pre-sold homes. The Bank limits builders to a maximum number of spec homes and carefully controls draws to ensure that the Bank's disbursements are being applied to the construction of the collateral property. The Bank also originates commercial construction loans for the purpose of building a variety of types of multi-family and commercial structures.

In conjunction with its construction lending, the Bank has also made land development loans. Land development loans are typically tied to the construction of residential housing and are limited to local developers with whom the Bank has established relationships for the purpose of developing residential subdivisions (i.e., installing roads, sewers, water and other utilities), as well as loans to individuals to build lots. Land development loans are secured by a lien on the property and made with a variety of fixed and adjustable terms and are made with maximum loan-to-value ratios of 75 percent of the improved value of the property. The Bank may finance the acquisition, development and construction of projects and all such loans will be secured by properties in its local markets. The Bank seeks to obtain personal guarantees from the principals of its corporate borrowers.

Provident has and will continue to make loans for the purchase or financing of various types of multi-family and commercial real estate loans. Provident's commercial real estate and multi-family loan portfolios are largely comprised of loans originated in-house and secured by properties in the primary market in the Bank's New Jersey markets. At June 30, 2002, the balance of multi-family and commercial mortgage loans equaled $94.2 million (4.9 percent of net loans) and $422.6 million (22.0 percent of net loans), respectively. Multi-family and commercial real estate loans are secured by apartments and other structures such as office buildings, strip malls, retail shops and various other properties. Most income producing property loans are for the purpose of financing existing structures rather than new construction. The typical balance of a multi-family or commercial mortgage loan ranges between $3 to $5 million; the policy limit is $17.5 million per loan and $35 million per relationship. Management typically limits the maximum loan-to-value ratio to 75 percent and seeks to maintain at least a 1.2 times debt coverage ratio. Consistent with the broad product line appropriate for a community bank, Provident's lending activity is expected to continue to include multi-family and commercial real estate with such loans targeted for growth as the Bank continues to more fully develop its commercial account relationships.

C&I loans comprise a growing segment of the commercial loan portfolio and equaled approximately $152.0 million or 7.9 percent of net loans as of June 30, 2002. The Bank employs a group of loan officers each responsible for C&I lending or real estate-based commercial lending.

The Bank offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. The types of commercial loans offered include lines of credit and business term loans. Most line of credit and business term loans are secured loans. Security can include commercial real estate or other assets such as inventory, equipment or accounts receivable. Unsecured business loans, which are made infrequently, are generally reserved for customers with very strong financial conditions and a demonstrated capacity to repay their obligations. Provident expects to continue to pursue a similar lending strategy going forward, with the portfolio becoming more heavily weighted toward commercial loans including loans secured by commercial real estate as the Bank continues to develop its community bank operating strategy.

The consumer loan portfolio consists primarily of home equity and indirect marine loans, supplemented by various other types of consumer installment credit made primarily to customers of the Bank. As of June 30, 2002, consumer loans totaled $294.2 million, equal to 15.3 percent of net loans. Consumer loans are comprised of three principal components as follows: (1) home equity and second mortgage loans; (2) marine loans; and (3) other consumer installment loans. Home equity and second mortgage loans totaled approximately $179.0 million as of June 30, 2002, or approximately 60.8 percent of consumer installment loans. Interest rates on home equity lines of credit are typically floating while second mortgage loans are typically fixed with maturities extending out to a maximum of 15 years.

Marine loans equaled $103.0 million as of June 30, 2002. Marine loans are originated through relationships with a small number of loan brokers who maintain relationships with various boat dealers on the eastern coast of the U.S. Marine loans are secured by both new and late model boats and are originated in a procedure whereby Bank personnel process and underwrite the loans to Bank standards using information provided by the dealers. When appropriate, borrower information is confirmed by the Bank before a marine loan is approved. Marine loans are capped at a maximum of $750,000 and Provident requires a minimum 20 percent downpayment from the borrower.

Loan Originations, Purchases and Sales

Exhibit I-10 shows the Bank's loan originations, purchases, sales and repayments over the past three fiscal years and for the first six months of fiscal 2002, highlighting Provident's three prong lending strategy. In this regard, residential mortgage loan originations have comprised the largest single component of the Bank's lending volume, increasing to $215.9 million in fiscal 2001 and $154.2 million for the first six months of 2002, comprising approximately 35 to 40 percent of total loans originated (excluding mortgage warehouse loans). The remaining loans originated are spread among various loan types including commercial, commercial and multi-family mortgage, construction and consumer loans. Additionally, while mortgage warehouse lending comprises a significant proportion of overall loan origination volumes, their balance sheet and earnings impact is comparatively limited given their modest average balances (owing to the high turnover rate) and yields.

Residential mortgage loans are primarily originated through salaried and commissioned loan personnel, as well as through selected purchases. The Bank employs both salaried and commissioned loan officers. Salaried loan personnel are located in the branches or loan department and are responsible for handling walk-in traffic and customers calling into Provident. Commissioned loan officers, currently totaling nine, solicit and originate loans for the Bank throughout the entire market area. In recent periods, the commissioned originators employed by the Bank have originated approximately 85 percent of the Bank's residential mortgage loan volume. Provident also purchases residential mortgage loans primarily from the New Jersey-based mortgage bankers with whom it maintains a warehouse line financing relationship. Loans purchased by the Bank primarily are secured by properties located in New Jersey. The purchased loans are underwritten to conform to the Bank's guidelines, and the Bank usually obtains the right to service the loans.

The Bank has structured the commercial lending function into two groups with one handling real estate-based transactions and the other managing C&I loans. As stated previously, the employment of seasoned commercial lenders has been undertaken in conjunction with the gradual restructuring of the Bank to a more intensive commercial orientation. All the commercial loan officers are compensated on a salary basis and are responsible for originating commercial loans and the on-going servicing of their commercial accounts. The focus of this business has been in areas of New Jersey served by Provident's branches. The Bank expects to continue to increase the level of commercial loans in the future and may employ additional commercial loan officers in order to accomplish this objective.

Consumer loans are generated in two fashions. Direct loans are typically made to customers of the Bank and are made through applications taken at the call center and branch offices. Occasionally, the Bank will utilize direct marketing (primarily for home equity loans) to increase loan volumes. Marine loans are originated through several loan brokers who maintain relationships with dealers throughout the eastern coast of the United States.

Asset Quality

Provident's asset quality has remained strong over the last five fiscal years, notwithstanding the growth of the Bank's loan portfolio, including growth in higher risk-weight loans. Specifically, as reflected in Exhibit I-11, the balance of non-performing assets ("NPAs") equaled $4.8 million as of June 30, 2002, or 0.15 percent of assets. At that date, the Bank's loan loss reserves equaled $22.0 million, or 1.14 percent of the net loan portfolio (see Exhibit I-12 for details); the reserve coverage as a percent of NPAs was 462 percent. While Provident's historical delinquency rate and loss experience suggest limited credit risk exposure for the Bank, the recent growth of the loan portfolio, particularly in higher risk-weight loans, tends to increase the Bank's credit risk exposure relative to historical levels. Additionally, Provident has some significant loan concentrations as the Banks 50 largest lending relationships aggregated to $380.1 million, equal to 19.8 percent of the loan portfolio and reflecting an average balance of $7.8 million per relationship.

The Bank reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. Historically, a portion of the Bank's allowance for loan losses has been categorized as unallocated rather than being allocated to specific loan categories. The unallocated part of the allowance has been maintained in recognition of the inherent risks resulting from the following concentrations in the Bank's loan portfolio: the significance of loans in the higher risk categories of commercial real estate, multi-family, and C&I loans and other commercial loans, concentrations in geographic locations of properties on which such loans have been made and the aggregate amount of loans outstanding to large borrowers. The combination of these three concentrations impacts the risk level of the Bank's loan portfolio. The unallocated portion of the allowance tends to be a greater percent of the total allowance in periods when the economy is strong and equaled $5.7 million as of June 30, 2002.

Funding Composition and Strategy

As of June 30, 2002, the Bank's assets were funded primarily with deposits, borrowings and retained earnings. Local retail deposits have consistently addressed the substantial portion of Provident's funding needs. Deposits are substantially retail in nature and certificates of deposits ("CDs") accounted for 42.8 percent of Provident's deposits at June 30, 2002. The Bank expects to continue its policy of not using brokered deposits.

The Bank offers a variety of deposit accounts having a range of interest rates and terms. The Bank presently offers savings, interest bearing demand deposits, non-interest bearing demand deposits, money market accounts and time deposits. The flow of deposits is significantly influenced by general economic conditions, changes in prevailing interest rates, pricing of deposits and competition. Local retail deposits have consistently addressed the substantial portion of Provident's funding needs, and the Bank relies primarily on paying competitive rates, service and long-standing relationships with customers to attract deposits. Certificates of deposit ("CDs") comprise the largest single account category (42.8 percent of total deposits) but savings and transaction accounts comprise the bulk of deposits.

CDs historically have been concentrated in short-term maturities, as the Bank has traditionally been very rate competitive on maturities up to one year. As of June 30, 2002, approximately 84.5 percent of CDs had remaining maturities of one year or less. Provident's transaction and savings accounts now comprise 57.2 percent of total deposits which reflects a modest increase relative to the level prevailing over the last five fiscal years, which is partially attributable to the Bank's marketing efforts designed to increase the balance of commercial and individual checking accounts.

As of June 30, 2002, borrowed funds totaled $194.9 million and consisted of FHLB advances and reverse repurchase agreements. The level of borrowings have fluctuated over time based on their cost relative to deposits, the Bank's liquidity requirements, and interest rate risk considerations. In the future, Provident may utilize FHLB advances more heavily in connection with potential leveraging and/or interest rate risk management strategies. Exhibit I-4 provides detail of the Bank's borrowings activities during the past three years and for the six months ended June 30, 2002.

Subsidiaries

Provident has three active subsidiaries: (1) PSB Funding Corporation; (2) Provident Investment Services; and (3) Provident Mortgage. PSB Funding Corporation ("PSB Funding") was formed in May 2000 as a REIT under New Jersey law in order to provide financial flexibility for the Bank with the additional benefit of minimizing the Bank's state tax liability.

Provident Investment Services, Inc. ("Provident Investment") is the vehicle through which the Bank offers alternative financial products and services such as mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities. Such products are currently offered through a contractual arrangement with a third party vendor.

Provident Mortgage was acquired in July 2001 for the purpose of originating FHA/VA and other alternative loan products to customers within the Bank's geographical footprint. Provident Mortgage has recently received delegated approval authority from HUD to originate loans and is in the process of employing originators and increasing loan origination volumes. It is projected that the operations of Provident Mortgage will become a positive contributor to the Bank's earnings by the third calendar quarter of 2002.

Additionally, Provident Title, LLC is a joint venture in which the Bank has a 49 percent interest and Investor's Title Agency, Inc. has a 51 percent interest. Provident Title, LLC is licensed to sell title insurance in the State of New Jersey and commenced operations in August 2001.

Provident will continually evaluate the merits of subsidiary activities in the future based on their profit potential.

Legal Proceedings

Other than the routine legal proceedings that occur in the Bank's ordinary course of business, the Bank is not involved in litigation which is expected to have a material impact on the Bank's financial condition or operations.

II. MARKET AREA

Introduction

Provident currently conducts operations out of its executive offices in Jersey City, New Jersey and 48 full service depository branches located in 10 counties throughout northern and central New Jersey. As of June 30, 2001, Provident maintained a 1.4 percent share of all New Jersey deposits, ranked 15th in the size of deposits overall. The Bank operates in two primary markets: northern New Jersey and central New Jersey including the shore area of central New Jersey. Overall, the counties in which the Bank operates encompass 69 percent of the entire population of New Jersey, providing the Bank with access to a large base of potential customers.

The Bank's market areas provide distinct differences in demographics and economic characteristics. The northern New Jersey market (including Bergen, Essex, Hudson, Middlesex, Morris, Somerset and Union Counties) represents the greatest concentration of population, deposits and income in the state. For example, these counties combined represent 51 percent of the entire New Jersey population and a similar percentage of New Jersey households. The northern New Jersey market also represents the greatest concentration of Provident's retail operations -- both lending and deposit gathering -- and based on its high level of economic activity, the northern New Jersey markets provide the most significant opportunities for future growth. The central New Jersey market including the shore market (i.e., Monmouth and Ocean Counties) represents a strong concentration of population and income, and is an increasingly popular resort and retirement economy -- providing opportunities for deposit growth and residential lending.

Over the past decade, New Jersey has experienced the effects of substantial banking consolidation. In the early 1990s, certain out-of-state banks acquired New Jersey financial institutions and, later in the decade, such acquirors became subject to mergers themselves. In the northern New Jersey market, for example, large out-of-state competitors include Fleet Bank, Bank of New York, PNC Bank, Sovereign Bank, First Union National Bank, and Bank of New York. Additionally, there are a number of strong locally-based competitors such as Valley National Bank, Commerce Bank, Trust Company of New Jersey and Hudson City Savings Bank.

Competition is similar in the central New Jersey areas with many of these aforementioned institutions competing in the Bank's central New Jersey market such as Mercer, Monmouth and Ocean Counties.

Future growth opportunities for Provident are influenced by growth, stability of the statewide and regional economies, other demographic population trends and the competitive environment. These factors have been examined to help determine the Bank's growth potential and the relative economic health of the market areas served, as they have a direct bearing on the pro forma market value of Provident and have been factored into our valuation analysis accordingly.

Market Area Demographics

Overall, the regional market areas served exhibit a range of historical and projected demographic trends (see Table 2.1), as would be expected given the broad coverage of the Provident branch network. Typical of a well established urban/suburban market, the northern New Jersey counties include the greatest concentration of population and number of households. Generally, the population growth in the older urbanized areas near the main office has been comparatively modest while outlying suburban areas have experienced relatively high rates of growth which are projected to continue through 2006. Specifically, the population growth rate in Hudson, Essex and Union Counties, which are proximate to the Bank's main office and where more than 60 percent of total deposits were maintained increased at a 1 percent annual rate or less over the last decade, while a majority of the Bank's markets in outlying areas increased at a comparatively higher level.

The highest income levels in the market areas served are in the suburban counties of Morris, Somerset, Bergen, Middlesex and Monmouth, with each reporting 2001 median household income and per capita income in excess of $60,000, which is well in excess of the state and national averages of $54,281 and $41,914, respectively. (see Table 2.1). Conversely, Hudson and Essex Counties where Provident operates a total of 21 offices and maintains approximately 57 percent of its deposit base reported comparatively modest median household income levels, equal to $36,386 and $41,678, respectively, as of 2001.

Table 2.1
The Provident Bank
Summary Demographic Information

	Year			Growth Rate	Growth Rate
	1990	2001	2006	1990-01 (%)	2001-2006 (%)
Population(000)					
United States	248,710	275,247	287,640	0.9%	0.9%
New Jersey	7,730	8,504	8,865	0.9%	0.8%
Bergen	825	891	919	0.7%	0.6%
Essex	778	794	815	0.2%	0.5%
Hudson	553	617	648	1.0%	1.0%
Mercer	326	354	368	0.8%	0.8%
Middlesex	672	763	813	1.2%	1.3%
Monmouth	553	624	659	1.1%	1.1%
Morris	421	475	500	1.1%	1.0%
Ocean	433	522	564	1.7%	1.6%
Somerset	240	305	340	2.2%	2.2%
Union	494	526	542	0.6%	0.6%
Households(000)					
United States	91,947	103,400	108,897	1.1%	1.0%
New Jersey	2,795	3,097	3,222	0.9%	0.8%
Bergen	309	333	343	0.7%	0.6%
Essex	279	285	290	0.2%	0.3%
Hudson	209	233	245	1.0%	1.0%
Mercer	117	127	132	0.8%	0.7%
Middlesex	239	270	286	1.1%	1.2%
Monmouth	198	227	240	1.3%	1.1%
Morris	149	172	181	1.3%	1.1%
Ocean	168	205	221	1.8%	1.5%
Somerset	88	112	124	2.1%	2.1%
Union	180	187	191	0.3%	0.4%
Median Household Income($)					
United States	$29,199	$41,914	$49,127	3.3%	3.2%
New Jersey	39,066	54,281	54,454	3.0%	0.1%
Bergen	48,831	64,011	64,589	2.5%	0.2%
Essex	32,576	46,796	41,678	3.3%	-2.3%
Hudson	24,920	38,523	36,386	4.0%	-1.1%
Mercer	39,182	57,917	54,555	3.6%	-1.2%
Middlesex	45,997	61,520	56,402	2.7%	-1.7%
Monmouth	43,232	60,542	63,687	3.1%	1.0%
Morris	57,538	81,784	78,264	3.2%	-0.9%
Ocean	33,049	46,970	50,202	3.2%	1.3%
Somerset	56,748	79,296	76,875	3.1%	-0.6%
Union	39,872	53,242	50,395	2.7%	-1.1%

Table 2.1
The Provident Bank
Summary Demographic Information

	Year 1990	Year 2001	Year 2006	Growth Rate 1990-01 (%)	Growth Rate 2001-2006 (%)	
Per Capita Income($)						
United States	$13,179	$22,162	N.A.	4.8%	N.M.	
New Jersey	16,783	26,772	N.A.	4.3%	N.M.	
Bergen	21,567	32,569	N.A.	3.8%	N.M.	
Essex	15,133	24,744	N.A.	4.6%	N.M.	
Hudson	11,740	20,608	N.A.	5.2%	N.M.	
Mercer	16,508	29,098	N.A.	5.3%	N.M.	
Middlesex	17,881	27,388	N.A.	4.0%	N.M.	
Monmouth	18,384	30,537	N.A.	4.7%	N.M.	
Morris	22,737	37,433	N.A.	4.6%	N.M.	
Ocean	15,157	22,916	N.A.	3.8%	N.M.	
Somerset	23,552	37,776	N.A.	4.4%	N.M.	
Union	17,303	26,105	N.A.	3.8%	N.M.	
2001 Age Distribution(%)	0-14 Yrs.	15-24 Yrs.	25-44 Yrs.	45-64 Yrs.	65+ Yrs.	Median Age
United States	21.6%	13.7%	30.3%	21.7%	12.6%	35.5
New Jersey	20.7%	12.1%	30.7%	22.9%	13.6%	37.2
Bergen	18.2%	10.8%	29.6%	25.5%	15.9%	40.1
Essex	21.5%	13.2%	30.9%	22.1%	12.3%	35.9
Hudson	19.7%	13.1%	34.7%	20.9%	11.7%	35.4
Mercer	20.2%	13.8%	30.3%	22.5%	13.1%	36.7
Middlesex	19.7%	13.1%	32.3%	22.0%	13.0%	36.6
Monmouth	21.6%	11.4%	30.3%	23.9%	12.8%	37.7
Morris	19.9%	11.0%	30.9%	26.3%	11.9%	38.4
Ocean	20.3%	10.3%	26.1%	20.6%	22.8%	40.7
Somerset	21.8%	9.4%	33.4%	24.1%	11.3%	37.4
Union	19.7%	11.7%	30.0%	23.5%	15.1%	38.4
2001 HH Income Dist.(%)	Less Than $15,000	$15,000 to 24,999	$25,000 to $49,999	$50,000 to $99,999	$100,000 to $149,999	$150,000+
United States	14.5%	12.5%	32.3%	29.8%	7.4%	3.5%
New Jersey	11.4%	9.5%	24.9%	32.6%	13.0%	8.5%
Bergen	10.5%	7.1%	22.5%	30.8%	16.3%	12.7%
Essex	15.3%	9.4%	28.3%	27.4%	11.2%	8.4%
Hudson	19.9%	12.7%	30.1%	24.4%	8.3%	4.7%
Mercer	11.7%	6.9%	22.0%	34.1%	13.6%	11.6%
Middlesex	9.7%	6.9%	22.9%	36.7%	15.3%	8.5%
Monmouth	9.2%	7.8%	23.0%	31.3%	16.8%	11.8%
Morris	6.1%	5.9%	16.2%	33.0%	21.2%	17.7%
Ocean	13.2%	13.5%	26.0%	33.8%	10.2%	3.3%
Somerset	4.5%	7.2%	16.9%	34.9%	19.9%	16.6%
Union	12.0%	10.2%	25.3%	33.8%	9.3%	9.5%

Source: CACI

The highest median ages were in Ocean County (the county with the highest growth rate of retirees) and Bergen County, with both counties having concentrations of residents over 65 years old. The median age in the shore areas including Ocean County has recently been influenced by the influx of a large number of retirees, many of whom have relocated from northern New Jersey.

Local Economy

Unemployment trends in the primary market area counties have generally been consistent with state averages (see Table 2.2) which are consistent with U.S. national averages. New Jersey has experienced an increase in unemployment rates over the most recent twelve month period, consistent with but faster than the national trends. In this regard, the recessionary economic environment through the first nine months of the year, which was exacerbated in the last quarter by the events of September 11th, have led to increasing unemployment rates in Provident's markets, in a range of 1.5 percent to 2.3 percent.

Table 2.2
Provident Bank
Market Area Unemployment Trends

Region	March 2001 Unemployment	March 2002 Unemployment	+/- Change
United States	4.3%	5.7%	1.4%
New Jersey	3.8	5.6	1.8
Bergen County	3.1	4.8	1.7
Essex County	4.7	6.9	2.2
Hudson County	5.5	7.8	2.3
Mercer County	2.9	4.6	1.7
Middlesex County	3.1	4.8	1.7
Monmouth County	3.2	4.9	1.7
Morris County	2.4	4.2	1.8
Ocean County	4.1	5.6	1.5
Somerset County	2.1	4.1	2.0
Union County	3.9	6.0	2.1

(1) Unemployment rates are not seasonally adjusted.

Source: CACI, U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics

The Bank maintains an approximate 1.4 percent deposit share of the New Jersey market statewide and enjoys significant shares in the counties served (see Table 2.3). Importantly, in addition to market share in Hudson and Essex Counties in excess of 4 percent ($815 million and $485 million), the Bank was able to achieve moderate deposit growth approximating 5 percent over the two years ended June 30, 2001.

As mentioned earlier, the competition for deposit share in New Jersey is intense. The impacts of large out-of-state competitors and local consolidation have combined to intensify the competition for deposits. Against that backdrop, the Bank has positioned itself as a strictly "New Jersey based" institution and has successfully attracted business from customers unhappy with mergers at their previous institutions. Notwithstanding the success in increasing deposits in the past, the Bank recognizes the competitive landscape as becoming increasingly intense, as commercial banks and large thrift competitors combine with non-financial companies to attract deposit funds. In order to address the increasingly competitive landscape, Provident continually evaluates its competitive posture and will implement new products and services if appropriate.

Table 2.3
The Provident Bank
Deposit Summary

	As of June 30,							
	1999			2001				Deposit Growth Rate 1999-2001
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches		(%)
	(Dollars in Thousands)							
State of New Jersey	$ 141,283,197	100.0%	2,967	$ 167,712,156	100.0%	3,020		9.0%
Commercial Banks	99,131,689	70.2%	2,214	123,619,364	73.7%	2,238		11.7%
Savings Institutions	42,151,508	29.8%	753	44,092,792	26.3%	782		2.3%
The Provident Bank	2,077,215	1.5%	53	2,286,137	1.4%	48		4.9%
Bergen County	$ 23,616,811	100.0%	437	$ 27,680,252	100.0%	451		8.3%
Commercial Banks	13,740,073	58.2%	310	18,220,993	65.8%	326		15.2%
Savings Institutions	9,876,738	41.8%	127	9,459,259	34.2%	125		-2.1%
The Provident Bank	142,644	0.6%	4	168,069	0.6%	4		8.5%
Essex County	$ 12,321,185	52.2%	236	$ 11,667,148	100.0%	247		-2.7%
Commercial Banks	8,547,139	36.2%	176	7,393,574	63.4%	172		-7.0%
Savings Institutions	3,774,046	16.0%	60	4,273,574	36.6%	75		6.4%
The Provident Bank	465,239	3.8%	5	485,365	4.2%	6		2.1%
Hudson County	$ 14,246,945	60.3%	164	$ 18,307,875	100.0%	163		13.4%
Commercial Banks	10,773,453	45.6%	104	14,717,095	80.4%	105		16.9%
Savings Institutions	3,473,492	14.7%	60	3,590,780	19.6%	58		1.7%
The Provident Bank	755,191	5.3%	17	814,774	4.5%	15		3.9%
Mercer County	$ 6,692,560	28.3%	125	$ 7,003,656	100.0%	127		2.3%
Commercial Banks	4,922,215	20.8%	93	5,374,109	76.7%	96		4.5%
Savings Institutions	1,770,345	7.5%	32	1,629,547	23.3%	31		-4.1%
The Provident Bank	31,456	0.5%	1	31,907	0.5%	1		0.7%
Middlesex County	$ 14,275,787	60.4%	217	$ 24,873,429	100.0%	223		32.0%
Commercial Banks	10,436,100	44.2%	156	20,852,785	83.8%	157		41.4%
Savings Institutions	3,839,687	16.3%	61	4,020,644	16.2%	66		2.3%
The Provident Bank	183,923	1.3%	4	225,105	0.9%	4		10.6%
Monmouth County	$ 8,784,329	37.2%	221	$ 9,906,827	100.0%	230		6.2%
Commercial Banks	5,493,252	23.3%	164	6,262,542	63.2%	171		6.8%
Savings Institutions	3,291,077	13.9%	57	3,644,285	36.8%	59		5.2%
The Provident Bank	176,883	2.0%	8	205,723	2.1%	7		7.8%
Morris County	$ 8,087,330	34.2%	196	$ 8,677,499	100.0%	209		3.6%
Commercial Banks	6,175,167	26.1%	155	6,747,928	77.8%	169		4.5%
Savings Institutions	1,912,163	8.1%	41	1,929,571	22.2%	40		0.5%
The Provident Bank	20,653	0.3%	3	22,656	0.3%	2		4.7%

Table 2.3
The Provident Bank
Deposit Summary

	As of June 30,						Deposit Growth Rate
	1999			2001			
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	1999-2001
			(Dollars in Thousands)				(%)
Ocean County	$ 8,263,009	35.0%	190	$ 8,952,808	100.0%	196	4.1%
Commercial Banks	4,356,115	18.4%	120	4,661,384	52.1%	122	3.4%
Savings Institutions	3,906,894	16.5%	70	4,291,424	47.9%	74	4.8%
The Provident Bank	162,531	2.0%	6	168,178	1.9%	4	1.7%
Somerset County	$ 4,134,199	17.5%	100	$ 4,557,666	100.0%	104	5.0%
Commercial Banks	3,536,746	15.0%	85	3,914,065	85.9%	90	5.2%
Savings Institutions	597,453	2.5%	15	643,601	14.1%	14	3.8%
The Provident Bank	103,963	2.5%	3	120,131	2.6%	3	7.5%
Union County	$ 10,230,163	43.3%	189	$ 13,246,302	100.0%	195	13.8%
Commercial Banks	6,304,043	26.7%	127	9,045,286	68.3%	127	19.8%
Savings Institutions	3,926,120	16.6%	62	4,201,016	31.7%	68	3.4%
The Provident Bank	34,732	0.3%	2	44,229	0.3%	2	12.8%

Source: FDIC.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Provident's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Provident is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Provident, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading histories. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 240 fully-converted publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Provident will be a fully-converted public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of Provident. In the selection process, we applied two "screens" to the universe of all public companies:

- Screen #1. All New Jersey Institutions. There were a total of five publicly-traded savings institutions in the State of New Jersey and all were somewhat comparable to the Bank in terms of asset size as well as other relevant financial and operating characteristics. Given the importance of the regional market in financial institution pricing, all of the publicly-traded savings institutions based in the State of New Jersey were included in the Peer Group. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded New Jersey thrifts.
- Screen #2. Mid-Atlantic, Midwest and New England savings institutions with assets between $1 billion and $5 billion, equity-to-assets ratios of at least 10.0 percent and positive core return on assets ratios. Six companies met the criteria for Screen #2 and all were included in the Peer Group: American Financial Holdings of CT, Berkshire Hills Bancorp of MA, CFS Bancorp of IN, First Place Financial Corp. of OH, United Community Financial Corp. of OH and Troy Financial Corp. of NY. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded thrifts meeting the search criteria established in Screen #2.

Table 3.1 shows the general characteristics of each of the eleven Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Provident, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Provident's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
August 5, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
AMFH	American Fin. Holdings of CT (3)	OTC	Central CT	Thrift	2,835	34	12-31	11/99	28.08	628
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,194	23	12-31	04/98	13.90	420
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,936	29	12-31	07/98	8.38	296
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,843	21	06-30	07/94	25.69	189
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,722	16	12-31	07/96	20.52	294
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,648	24	06-30	01/99	17.90	252
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,583	23	12-31	07/98	13.80	183
TRYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,117	21	09-30	03/99	27.85	277
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,035	11	12-31	06/00	23.97	147
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,033	34	12-31	12/88	10.75	69
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	551	11	12-31	11/89	14.25	73

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 08/05/02

- **American Financial Holdings of CT.** American Financial is a $2.8 billion institution operating through 34 offices in Connecticut. The overall balance sheet composition is relatively comparable to the Peer Group average although the loan portfolio reflects a more limited level of diversification. Similarly, the portion of American Financial's operations funded through deposits is similar although borrowings are lower reflecting its higher capital ratio in comparison to the Peer Group average. Profitability ratios are above the Peer Group average reflecting the earnings benefit of its relatively strong capital ratio coupled with its efficient level of operating expense. Asset quality was favorable relative to the Peer Group, both in terms of the level of NPAs and reserve coverage ratio.

- **First Sentinel Bancorp of NJ.** First Sentinel is a $2.2 billion asset thrift operating through 23 branch offices in northern New Jersey, including many of the same markets in which Provident operates. First Sentinel maintains a comparatively higher level of investment securities and borrowings in relation to the Peer Group, reflecting implementation of a wholesale leveraging strategy. The loan portfolio composition reflects a lower level of diversification into high risk-weight loans. Profitability is above the Peer Group average facilitated by the lowest operating expense ratio of any of the Peer Group institutions. Similarly, First Sentinel's relatively strong earnings are supported by its favorable asset quality and coverage ratios in comparison to the Peer Group average.

- **United Community Financial Corp. of OH.** United Community, with an asset base of $1.9 billion, operates through 29 branch offices in eastern and north-central Ohio and western Pennsylvania. The asset and funding structures reflect a higher proportion of loans and deposits, respectively. The capital ratio exceeds the Peer Group average, which is reflective of the capital raised in the stock conversion offering completed in July 1998. United Community's ROA is comparable to the Peer Group average as the benefit of a strong net interest margin and favorable levels of fee income are offset by a comparatively higher operating expense ratio. Asset quality ratios are less favorable than the Peer Group average, both in terms of the ratio of NPAs and the reserve coverage ratios.

- **PennFed Financial Services of NJ.** PennFed is a $1.8 billion asset thrift operating through 21 branch offices in New Jersey. PennFed's balance sheet reflects a modestly higher ratio of loans and a lower ratio of deposits than the Peer Group averages. Loan portfolio diversification was more limited than the Peer Group given its higher ratio of single family mortgage loans. The ROA is below the Peer Group average primarily reflecting low spreads attributable to its higher overall funding costs.

Asset quality is favorable in terms of the level of NPAs while reserve coverage is lower than the Peer Group average.

- **OceanFirst Financial Corp. of NJ.** OceanFirst is a $1.7 billion asset savings and loan holding company operating 16 branch offices, primarily in Ocean and Monmouth Counties in New Jersey. OceanFirst's balance sheet reflects a higher ratio of loans in comparison to the Peer Group while deposits are slightly below the Peer Group average offset by its higher utilization of borrowed funds. The loan portfolio composition reflects a lower level of diversification into high risk-weight loans. Profitability is above the Peer Group average facilitated by a relatively strong net interest margin. OceanFirst's relatively strong earnings are supported by its modest level of NPAs while the reserve coverage ratios are relatively comparable to the Peer Group average.

- **First Place Financial Corp. of OH.** First Place Financial, with an asset base of $1.6 billion, operates through 24 branch offices in northeastern Ohio. Interest-earning assets reflect a higher proportion of loans than the Peer Group while funding sources are relatively similar. The loan portfolio composition reflects a lower level of diversification into high risk-weight loans. Profitability is above the Peer Group average facilitated by a favorable operating expense ratio. Asset quality ratios are less favorable than the Peer Group average, both in terms of the ratio of NPAs and the reserve coverage ratios.

- **CFS Bancorp, Inc. of IN.** CFS Bancorp is a $1.6 billion asset thrift operating through 23 branch offices in Indiana and Illinois within the Chicago metropolitan area. CFS Bancorp maintains a high level of investment/MBS securities and borrowings, reflecting a wholesale leveraging strategy. The loan portfolio composition reflects greater emphasis on commercial, multi-family, and construction lending while non-mortgage lending is limited in relation to the Peer Group. The ROA is below the Peer Group average primarily reflecting low spreads attributable to its higher overall funding costs. Asset quality ratios are less favorable than the Peer Group average, both in terms of the ratio of NPAs and the reserve coverage ratios.

- **Troy Financial Corp. of NY.** Troy Financial has $1.1 billion in assets and operates out of 21 offices in upstate New York. Troy Financial's balance sheet composition compares closely to the Peer Group average in terms of the ratio of loans and investments while there is a greater retail aspect to funding operation in view of the higher ratio of borrowings and proportionately lower use of borrowed funds. The loan portfolio composition reflects a greater level of diversification into high risk-weight loans with particular emphasis on commercial and multi-family mortgage loans. Troy Financial's ROA was very strong and was supported by a comparatively high capital ratio and favorable cost of funds. NPAs were below the Peer Group average while reserve coverage exceeded the Peer Group averages.

- **Berkshire Hills Bancorp of MA.** Berkshire Hills Bancorp has $1.0 billion in assets and operates out of 11 offices in western Massachusetts. Berkshire Hills Bancorp reported a modestly higher ratio of loans and deposits in comparison to the Peer Group average, reflecting a comparatively greater retail orientation. Berkshire Hills Bancorp has diversified its loan portfolio to include commercial and consumer loans to a much greater extent than any of the other Peer Group institutions, which resulted in a very high risk assets/total assets ratio. While the net interest margin and fee income were very strong, loan loss provisions and a relatively higher operating expense ratio contributed to a lower ROA in relation to the Peer Group average. Asset quality ratios were modestly less favorable in comparison to the Peer Group, both in terms of the NPA/assets ratio and reserve coverage in relation to NPAs.

- **FMS Financial Corp. of OH.** FMS Financial, with an asset base of $1.0 billion, operates through 34 branch offices in southern New Jersey. Interest-earning assets reflect a lower proportion of loans than the Peer Group and a higher ratio of deposits. The loan portfolio composition reflects a lower level of diversification into high risk-weight loans. The ROA is below the Peer Group average attributable to both the highly leveraged capital ratio and the impact of FMS Financial's comparatively higher operating expense ratio. Asset quality ratios are mixed in comparison to the Peer Group as NPAs/Assets and reserve coverage in relation to total loans are favorable while reserves as a percent of NPAs are lower.

- **Pamrapo Bancorp, Inc. of NJ.** Pamrapo Bancorp, with an asset base of $551 million and 11 branch offices is the smallest Peer Group company but was included in the Peer Group based on its operation in many of the same markets as Provident. The asset and funding structures reflect a higher proportion of loans and deposits, respectively. Pamrapo Bancorp is primarily a mortgage lender and residential and commercial/multi-family mortgage loans both comprise a higher proportion of total loans than the Peer Group. Pamrapo Bancorp's ROA is higher than the Peer Group average benefiting from strong asset yields and a favorable cost of funds. Asset quality ratios are less favorable than the Peer Group average, both in terms of the ratio of NPAs and the reserve coverage ratios.

In aggregate, the Peer Group companies maintain a slightly higher level of capital than the industry average (10.76 percent of assets versus 10.41 percent for all public companies), generate higher earnings as a percent of average assets (0.92 percent core ROAA versus 0.74 percent for all public companies), and generate a slightly higher core ROE (8.68 percent core ROE versus 7.51 percent for all public companies). Overall, the Peer Group's average P/B ratio and average core P/E multiple were above the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	*Peer Group*
Financial Characteristics (Averages)		
Assets ($Mil)	$1,957	$1,591
Market capitalization ($Mil)	$261	$257
Equity/assets (%)	10.41%	10.76%
Core return on assets (%)	0.74%	0.92%
Core return on equity (%)	7.51%	8.68%
Pricing Ratios (Averages)(1)		
Core price/earnings (x)	16.41x	17.86x
Price/book (%)	137.21%	158.04%

(1) Based on market prices as of August 2, 2002.

Ideally, the Peer Group companies would be comparable to Provident in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Provident, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Provident and the Peer Group. Provident's net worth base of 10.1 percent was modestly below the Peer Group's average net worth ratio of 10.8 percent; however, with the addition of stock proceeds, the Bank's pro forma capital position (consolidated with the holding company) will exceed the Peer Group's ratio. The Bank's and the Peer Group's equity consisted of a small amount of intangible assets, equal to 0.7 percent and 1.0 percent, respectively, of assets on average. The increased equity is anticipated to

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2002

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Provident Bank																				
June 30, 2002	4.8	27.7	62.6	82.4	6.4	0.0	10.1	0.7	9.4	0.0	11.12	53.77	-2.21	10.52	7.83	12.68	14.85	9.39	9.39	14.93
All Public Companies	6.0	22.4	67.3	67.5	20.2	0.1	10.3	0.5	9.8	0.0	7.82	15.72	4.44	10.10	1.86	3.32	2.55	9.32	9.22	16.85
All Public Companies	6.0	22.4	67.3	67.5	20.2	0.1	10.3	0.5	9.8	0.0	7.82	15.72	4.44	10.10	1.86	3.32	2.55	9.32	9.22	16.85
State of NJ	3.3	35.4	58.5	66.8	22.1	0.1	9.0	0.2	8.8	0.0	12.54	6.11	14.49	7.87	33.67	0.91	1.49	8.49	8.83	20.86
Comparable Group Average	5.6	26.3	63.6	67.8	19.4	0.1	10.8	1.0	9.8	0.0	13.70	12.05	13.74	14.75	26.14	-2.03	-5.05	8.81	8.81	15.84
Mid-Atlantic Companies	3.5	29.1	63.5	68.2	20.4	0.2	8.9	0.6	8.3	0.0	9.90	3.35	12.78	5.76	24.37	0.71	1.21	8.46	8.46	16.61
Mid-West Companies	10.4	22.7	62.6	66.2	20.7	0.0	11.8	0.9	10.9	0.0	12.47	9.00	12.43	18.22	18.01	-6.34	-9.96	8.80	8.80	14.89
New England Companies	4.6	23.2	65.7	69.3	14.1	0.0	14.8	2.3	12.5	0.0	26.96	42.74	18.61	36.50	42.78	-3.80	-16.50	9.86	9.86	14.97
Comparable Group																				
Mid-Atlantic Companies																				
FMCO FMS Fin Corp. of Burlington NJ	11.7	50.1	34.5	71.3	19.0	1.0	5.2	0.0	5.2	0.0	21.59	21.92	22.80	14.60	45.98	10.39	10.61	6.40	6.40	17.96
FSLA First Sentinel Bancorp of NJ	1.8	38.2	57.0	61.6	26.0	0.0	10.2	0.2	10.0	0.0	11.19	17.10	5.79	8.64	18.59	-0.79	-0.43	9.17	9.17	19.46
OCFC OceanFirst Fin. Corp of NJ	1.1	17.5	77.0	64.7	26.1	0.0	8.3	0.1	8.2	0.0	3.08	-22.60	11.72	-0.53	18.25	-7.74	-7.65	7.21	7.21	12.73
PBCI Pamrapo Bancorp, Inc. of NJ	2.7	24.5	70.6	76.1	13.2	0.0	8.8	0.0	8.8	0.0	12.64	-7.61	23.52	5.17	NM	4.24	4.24	7.47	7.47	14.77
PFSB PennFed Fin. Services of NJ	1.8	21.1	75.0	61.6	28.5	0.0	6.3	0.3	6.0	0.0	6.88	-6.33	12.29	2.64	21.21	1.32	3.24	8.41	8.41	16.06
TRYF Troy Financial Corp of Troy NY	2.0	23.4	66.8	73.9	9.8	0.0	14.6	2.8	11.8	0.0	4.01	17.60	0.56	4.02	17.82	-3.15	-2.74	12.10	12.10	18.66
Mid-West Companies																				
CITZ CFS Bancorp, Inc of Munster IN	16.0	24.4	55.7	58.7	29.2	0.0	10.6	0.0	10.6	0.0	-7.06	-4.62	-9.57	-4.14	-8.41	-16.51	-16.51	8.52	8.52	15.30
FPFC First Place Fin. Corp. of OH	7.1	31.2	57.0	66.5	21.2	0.0	11.2	1.3	10.0	0.0	1.78	23.86	-9.91	7.78	-1.26	-4.76	-4.90	8.60	8.60	14.52
UCFC United Community Fin. of OH	8.1	12.5	75.1	73.3	11.7	0.0	13.6	1.4	12.2	0.0	42.69	7.76	56.76	51.02	63.70	2.24	-8.46	9.28	9.28	14.84
New England Companies																				
AMFH American Fin. Holdings of CT	3.4	32.1	56.5	67.0	14.4	0.0	16.3	3.6	12.7	0.0	49.96	54.01	39.47	69.31	61.54	0.71	-21.36	9.05	9.05	14.20
BHL Berkshire Hills Bancorp of MA	5.8	14.3	74.9	71.7	13.9	0.0	13.3	1.0	12.3	0.0	3.96	31.46	-2.25	3.70	24.03	-8.31	-11.64	10.66	10.66	15.74

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

enhance Provident's earnings potential through reinvestment of proceeds and lower funding costs. However, at the same time, the Bank's increased pro forma capital position is expected to result in a significant decline in return on equity (based on core earnings) over the near term. Both the Bank's and the Peer Group's current equity ratios reflect strong surpluses over regulatory capital requirements; on a post-offering basis the Bank is anticipating a stronger cushion over capital requirements relative to the Peer Group.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for Provident and the Peer Group. Provident maintained a slightly lower concentration of loans as a percent of assets than the Peer Group (62.6 percent versus 63.6 percent for the Peer Group), while the Bank's cash and investments-to-assets ratio was higher than the comparable ratio for the Peer Group (32.5 percent versus 31.9 percent for the Peer Group). Overall, Provident's interest-earning assets amounted to 95.1 percent of assets, which was below the comparable Peer Group ratio of 95.5 percent. The Bank's lower ratio of interest-earning assets was partially the result of the significant investment in BOLI (1.5 percent of assets), an asset which was not present on the Peer Group's balance sheets to the same degree.

Provident's funding liabilities reflected some minor differences relative to that of the Peer Group's funding composition. The Bank's deposits equaled 82.4 percent of assets, which was above the Peer Group average of 67.8 percent. Conversely, borrowings accounted for a lower portion of the Bank's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 6.4 percent and 19.4 percent for Provident and the Peer Group, respectively. Total interest-bearing liabilities maintained as a percent of assets equaled 88.8 percent and 87.2 percent for Provident and the Peer Group, respectively, with the Bank's higher ratio resulting in part, from maintenance of a lower level of capital on a pre-conversion basis.

A key measure of balance sheet strength and earnings power is the IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is above Provident's ratio, based on respective ratios of 109.5 percent and 107.1 percent. The shortfall is present as a result of the Bank's lower pre-conversion capital and the higher level of non-interest earning assets. The additional capital realized from stock proceeds should provide Provident with an IEA/IBL ratio that exceeds the level currently maintained by the Peer Group, as the interest-free capital realized in Provident's stock offering is expected to be deployed primarily into interest-earning assets.

The growth rate section of Table 3.2 shows growth rates for key balance sheet items for the most recent 12 months. Provident posted lower asset growth than the Peer Group, based on annual growth rates equal to 11.12 percent and 13.70 percent, respectively, as loan balances decreased over the most recent twelve month period, which stands in contrast to the average loan growth rate of 13.74 percent turned in by the Peer Group. Importantly, the Peer Group's balance sheet growth was supported by acquisition-related increases experienced by two companies (American Financial Holdings of CT and United Community Financial Corp. of OH) which skewed the Peer Group averages upward). Excluding these two companies, the Peer Group's average asset growth equaled 6.45 percent.

Cash flow from loan principal repayments (loans shrank by 2.21 percent) and deposit growth flowed into cash and investments for Provident (53.77 percent growth) while the growth rates for loan and investments were more balanced for the Peer Group companies (12.05 percent and 13.74 percent growth, respectively). The Bank's deposits increased at a rate of 10.52 percent in comparison to average growth of 14.75 percent turned in by the Peer Group while the growth rate of borrowings was higher for the Peer Group in comparison to the Bank (26.14 percent versus 7.83 percent).

The Bank's equity increased 12.68 percent, versus shrinkage of 2.03 percent on average for the Peer Group. The relatively strong equity growth for the Bank contrasts with reduction of equity reported by the Peer Group notwithstanding the comparable ROA levels and is reflective of the impact of dividend and capital management strategies implemented by the Peer Group companies. The increase in capital realized from conversion proceeds, as well as potential dividend payments on the newly-issued common stock, coupled with possible stock repurchases will pose further limitations on the Bank's capital growth rate following the stock offering. However, given Provident's significant pro forma capital position, the need for further growth of the Bank's capital is substantially diminished.

Income and Expense Components

Provident and the Peer Group both reported net income to average assets ratios equal to 0.97 percent (see Table 3.3), based on earnings for the twelve months ended June 30, 2002, for the Bank and March 31, 2002 for the Peer Group, unless indicated otherwise. Provident's core profitability in relation to the Peer Group is characterized by a higher level of net interest income and non-interest income, the benefits of which are offset by the higher level of operating expense reported by the Bank.

The Bank's lower interest expense ratio relative to the Peer Group average more than offset the disadvantage in terms of interest income. Accordingly, the Bank's net interest income ratio, before loan loss provisions, of 3.76 percent was 58 basis points higher than the Peer Group average of 3.18 percent. The Bank's 30 basis point lower interest income ratio and lower asset yields are more than offset by a favorable cost of funds, reflecting the favorable funding structure (i.e., comparatively lower level of CDs) and more limited use of wholesale borrowings.

Loss provisions were a smaller factor impacting the Bank's earnings, amounting to 0.07 percent and 0.15 percent of average assets for Provident and the Peer Group, respectively. Although the Bank's asset quality and history of chargeoffs have been favorable, it maintains a higher risk-weighted asset ratio in comparison to the Peer Group, the impact of which will be evaluated in a section to follow.

Sources of non-interest operating income were higher for the Bank in comparison to the Peer Group, equal to 0.76 percent and 0.54 percent, respectively. Factors contributing to the Bank's higher level of non-interest income include the higher proportion of fee generating deposits (i.e., consumer and commercial transaction accounts) and expansion into non-traditional areas such as the offering of brokerage and insurance products.

The higher level of net interest and non-interest income generated by the Bank is substantially offset by Provident's higher operating expenses. Specifically, the Bank's operating expense ratio before goodwill amortization, equal to 2.97 percent of average assets, is above the Peer Group average of 2.21 percent. Factors contributing to the higher expense ratio primarily include the relatively higher costs associated with Provident's diversification efforts as well as the significant investments in people and infrastructure the Bank has been incurring to posture

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2002

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Provident Bank																			
June 30, 2002	0.97	6.26	2.50	3.76	0.07	3.69	0.00	0.00	0.76	0.76	2.97	0.08	0.02	0.00	6.69	3.08	3.61	4,454	31.10
All Public Companies	0.85	6.73	3.63	3.10	0.18	2.92	0.07	0.01	0.48	0.56	2.33	0.04	0.18	-0.02	6.64	3.95	2.69	4,555	33.90
All Public Companies	0.85	6.73	3.63	3.10	0.18	2.92	0.07	0.01	0.48	0.56	2.33	0.04	0.18	-0.02	6.64	3.95	2.69	4,555	33.90
State of NJ	1.02	6.53	3.46	3.07	0.05	3.03	0.06	0.00	0.20	0.27	1.73	0.05	0.05	-0.01	6.73	3.90	2.84	6,563	34.67
Comparable Group Average	0.97	6.56	3.38	3.18	0.15	3.03	0.10	0.00	0.44	0.54	2.21	0.05	0.10	-0.01	6.86	3.91	2.95	5,030	36.22
Mid-Atlantic Companies	1.00	6.52	3.30	3.22	0.08	3.15	0.08	0.00	0.28	0.36	2.00	0.04	0.07	-0.01	6.78	3.71	3.07	5,128	34.36
Mid-West Companies	0.86	6.61	3.79	2.82	0.13	2.69	0.18	0.00	0.58	0.75	2.41	0.05	0.25	-0.02	6.97	4.42	2.54	3,784	36.89
New England Companies	1.07	6.59	3.00	3.59	0.39	3.21	0.03	-0.02	0.75	0.76	2.54	0.06	-0.01	0.00	6.95	3.73	3.22	6,606	40.82
Comparable Group																			
Mid-Atlantic Companies																			
FMCO FMS Fin Corp. of Burlington NJ	0.67	5.96	2.96	3.00	0.02	2.98	0.01	-0.01	0.40	0.40	2.41	0.00	0.06	0.00	6.20	3.22	2.98	2,476	35.24
FSLA First Sentinel Bancorp of NJ	1.25	6.28	3.41	2.86	0.03	2.84	0.04	0.00	0.20	0.24	1.23	0.04	0.02	0.00	6.47	3.90	2.57	7,339	31.43
OCFC OceanFirst Fin. Corp of NJ	1.11	6.78	3.43	3.35	0.09	3.26	0.28	0.02	0.13	0.42	2.17	0.01	0.28	-0.06	7.07	3.80	3.27	4,243	34.31
PBCI Pamrapo Bancorp, Inc. of NJ	1.13	7.17	3.25	3.91	0.12	3.80	0.06	0.00	0.32	0.39	2.41	0.00	0.00	0.00	7.33	3.65	3.68	5,919	36.67
PFSB PennFed Fin. Services of NJ	0.77	6.67	4.11	2.56	0.08	2.48	0.05	0.00	0.15	0.20	1.40	0.11	0.01	0.00	6.84	4.57	2.26	6,956	35.36
TRYF Troy Financial Corp of Troy NY	1.05	6.26	2.61	3.65	0.13	3.52	0.03	-0.01	0.47	0.49	2.39	0.08	0.03	0.00	6.80	3.14	3.66	3,838	33.13
Mid-West Companies																			
CITZ CFS Bancorp, Inc of Munster IN	0.57	6.10	4.00	2.10	0.05	2.05	0.08	0.00	0.42	0.50	1.91	0.00	-0.08	0.00	6.33	4.58	1.76	4,511	41.34
FPFC First Place Fin. Corp. of OH	1.04	6.72	3.89	2.83	0.18	2.65	0.00	-0.01	0.37	0.36	1.88	0.07	0.46	0.00	7.24	4.51	2.72	4,162	31.81
UCFC United Community Fin. of OH	0.97	7.03	3.49	3.53	0.17	3.37	0.45	0.00	0.94	1.39	3.42	0.08	0.37	-0.05	7.34	4.18	3.15	2,678	37.52
New England Companies																			
AMFH American Fin. Holdings of CT	1.32	6.04	3.02	3.03	0.01	3.02	0.00	0.01	0.53	0.54	1.78	0.03	0.18	0.00	6.41	3.95	2.46	9,449	31.77
BHL Berkshire Hills Bancorp of MA	0.83	7.14	2.98	4.16	0.76	3.40	0.07	-0.05	0.96	0.98	3.30	0.09	-0.19	0.00	7.50	3.52	3.98	3,762	49.87

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

itself for the future. The Bank's operating expense ratio will likely continue to trend higher than the Peer Group over the near term given management's indicated strategic direction.

Taking non-interest operating income into account in comparing profitability, Provident's efficiency ratio (operating expenses including intangible amortization as a percent of the sum of non-interest operating income (excluding non-recurring gains) and net interest income) of 67.6 percent was modestly less favorable than the Peer Group's efficiency ratio of 60.8 percent. However, the efficiency ratio should improve with the reinvestment of the net conversion proceeds.

Non-operating expense, consisting of the gains realized on the distribution of common stock equaled 0.02 percent of average assets for Provident, while non-operating gains average 0.10 percent of average assets for the Peer Group. Such income and expense items are believed to be largely non-recurring for the Bank and will be excluded from the core earnings analysis in the valuation section to follow.

The Bank's effective tax rate for the last 12 months of 31.10 percent, compares favorably to the higher tax rate of 36.22 percent for the Peer Group.

Loan Composition

The Bank's loan portfolio reflects a comparatively smaller concentration of residential mortgage loans and MBS, which aggregated to 39.38 percent and 60.20 percent for the Bank and Peer Group, respectively (see Table 3.4). This is attributable to Provident's comparatively smaller investment in whole loans secured by 1-4 family residential properties. In this regard, permanent 1-4 family mortgage loans equaled 24.06 percent of assets for the Bank versus 44.36 percent for the Peer Group on average. The level of MBS for the Bank and the Peer Group were relatively comparable, equal to 15.32 percent and 15.84 percent of assets, respectively.

The Bank's lending activities show greater diversification in most segments outside of the 1-4 family residential mortgage loan category. Specifically, construction, multi-family and commercial mortgage, commercial and consumer loans aggregated to 39.22 percent of assets for the Bank versus an average of 18.31 percent for the Peer Group. While part of the disparity results from the Bank's mortgage warehouse lines are classified as commercial loans for

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2002

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent Assets								
Provident Bank	15.32	24.06	3.03	16.85	9.75	9.59	65.97	399,397	3,580
All Public Companies	12.28	41.04	4.16	13.87	4.49	3.76	60.06	551,352	5,811
All Public Companies	12.28	41.04	4.16	13.87	4.49	3.76	60.06	551,352	5,811
State of NJ	27.76	48.65	1.00	5.92	0.29	1.61	46.55	125,562	1,324
Comparable Group Average	15.84	44.36	2.35	8.85	3.42	3.69	56.88	198,780	1,727
Comparable Group									
AMFH American Fin. Holdings of CT	7.94	42.25	0.33	0.01	0.53	0.12	41.05	133,756	331
BHL Berkshire Hills Bancorp of MA	3.86	26.89	2.22	9.45	22.60	16.46	80.95	43,372	0
CITZ CFS Bancorp, Inc of Munster IN	19.16	36.42	6.00	12.21	0.13	1.51	58.08	19,344	0
FMCO FMS Fin Corp. of Burlington NJ	40.30	25.51	0.61	5.65	0.41	0.78	37.61	11,502	0
FPFC First Place Fin. Corp. of OH	13.52	46.11	3.76	5.37	6.57	0.73	60.90	674,675	6,640
FSLA First Sentinel Bancorp of NJ	29.29	44.38	3.26	8.71	0.30	0.58	49.20	101,077	99
OCFC OceanFirst Fin. Corp of NJ	13.54	68.20	0.47	0.65	0.09	8.90	60.41	585,541	8,477
PBCI Pamrapo Bancorp, Inc. of NJ	22.81	50.00	1.24	15.25	0.73	0.23	53.13	1,478	0
PFSB PennFed Fin. Services of NJ	10.86	65.80	0.01	6.08	0.38	0.79	54.01	179,336	691
TRYF Troy Financial Corp of Troy NY	5.39	29.54	1.60	24.35	2.64	8.83	67.01	221,497	805
UCFC United Community Fin. of OH	7.53	52.89	6.31	9.65	3.22	1.64	63.39	215,001	1,959

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

regulatory reporting (such loans equaled 4.8 percent of assets), there remains a disparity in the loan composition even compensating for this factor. The difference in high risk-weight loans for the Bank, particularly within the commercial loan segment, is attributable to the significant investment in terms of marketing, loan officers, etc., which Provident has made to more actively originate commercial loans.

Overall, the Bank maintains a higher level of risk-weighted assets as a percent of assets relative to the Peer Group, approximating 65.97 and 56.88 percent, respectively. The Bank's loan servicing portfolio was relatively comparable to the Peer Group in relation to total assets while capitalized servicing assets were modest for both the Bank and the Peer Group.

Credit Risk

The level of Provident's non-performing loans and NPAs was favorable relative to the Peer Group averages (see Table 3.5). Specifically, Provident's non-performing loans ("NPLs") and NPAs were limited, equal to 0.24 percent of loans and 0.15 percent of assets, respectively. By comparison the Peer Group reported higher NPLs and NPAs, equal to 0.61 percent and 0.45 percent respectively. Reserve coverage was favorable for the Bank, both in terms of coverage in relation to NPAs and total loans.

Overall, Provident's credit risk exposure appears to be favorable based on its highly favorable recent history with respect to losses and chargeoffs and the low level of NPAs overall. At the same time, the nature of the Bank's loan portfolio including the high proportion of higher risk commercial credits and the limited seasoning of many of the commercial loans tends to increase the Bank's risk profile in comparison to the Peer Group. Moreover, while comparable information is not available for the Peer Group, the Bank has some significant credit concentrations as the 50 largest lending relationships aggregated to $380.1 million, equal to 19.8 percent of the loan portfolio and reflecting an average balance of $7.8 million per relationship.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure. From a balance sheet perspective, Provident's similar pre-conversion capital position and lower

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2002 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Provident Bank	0.00	0.15	0.24	1.13	474.56	462.27	987	0.05
All Public Companies	0.11	0.72	0.95	0.98	203.21	156.94	382	0.17
All Public Companies	0.11	0.72	0.95	0.98	203.21	156.94	382	0.17
State of NJ	0.02	0.29	0.44	0.73	259.84	210.71	361	0.12
Comparable Group Average	0.05	0.45	0.61	1.00	269.32	231.34	523	0.19
Comparable Group								
AMFH American Fin. Holdings of CT	0.00	0.16	0.27	1.19	441.13	436.06	41	0.01
BHL Berkshire Hills Bancorp of MA	0.19	0.63	0.42	1.37	329.12	166.19	1,785	0.90
CITZ CFS Bancorp, Inc of Munster IN	0.09	0.95	1.53	0.89	58.02	52.54	560	-0.01
FMCO FMS Fin Corp. of Burlington NJ	0.03	0.33	0.86	1.18	136.78	125.10	37	0.00
FPFC First Place Fin. Corp. of OH	0.06	0.80	1.32	1.02	77.04	71.43	408	0.16
FSLA First Sentinel Bancorp of NJ	0.00	0.09	0.13	1.03	775.31	658.56	25	0.00
OCFC OceanFirst Fin. Corp of NJ	0.01	0.23	0.30	0.67	224.35	214.09	2,375	0.74
PBCI Pamrapo Bancorp, Inc. of NJ	0.04	0.68	0.61	0.59	97.00	61.26	62	0.07
PFSB PennFed Fin. Services of NJ	0.01	0.15	0.19	0.39	206.14	192.23	26	0.01
TRYF Troy Financial Corp of Troy NY	0.02	0.28	0.37	1.90	507.77	468.11	277	0.15
UCFC United Community Fin. of OH	0.06	0.63	0.75	0.82	109.91	99.16	154	0.04

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2002 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income: 03/31/02	12/31/01	09/30/01	06/30/01	03/31/01	12/31/00
				(change in net interest income is annualized in basis points)					
Provident Bank	9.4	107.1	4.9	2	20	15	3	3	-5
All Public Companies	9.7	108.8	4.3	3	8	1	2	-0	-1
All Public Companies	9.7	108.8	4.3	3	8	1	2	-0	-1
State of NJ	8.8	109.1	2.9	12	7	8	-4	6	-6
Comparable Group Average	9.8	109.5	4.5	7	-3	3	-6	3	-9
Comparable Group									
AMFH American Fin. Holdings of CT	12.7	112.9	8.0	25	-13	3	-27	-23	0
BHL Berkshire Hills Bancorp of MA	12.3	111.1	4.9	-22	17	-4	16	-12	-3
CITZ CFS Bancorp, Inc of Munster IN	10.6	109.3	3.9	10	-29	-13	-31	3	-14
FMCO FMS Fin Corp. of Burlington NJ	5.2	105.5	3.8	25	5	-0	-6	-8	-18
FPFC First Place Fin. Corp. of OH	10.0	108.7	4.7	-13	-7	-25	-5	NA	-45
FSLA First Sentinel Bancorp of NJ	10.0	110.7	3.0	-9	1	-12	4	4	-3
OCFC OceanFirst Fin. Corp of NJ	8.2	105.4	4.3	18	15	22	-3	9	7
PBCI Pamrapo Bancorp, Inc. of NJ	8.8	109.6	2.1	15	19	26	-3	-12	-14
PFSB PennFed Fin. Services of NJ	6.0	108.6	2.1	5	-6	17	3	30	-2
TRYF Troy Financial Corp of Troy NY	11.8	110.1	7.8	19	9	-11	13	36	NA
UCFC United Community Fin. of OH	12.2	112.6	4.3	2	-44	30	-23	7	3

NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IEA/IBL ratio suggest higher exposure. On a post-conversion basis, these ratios should improve relative to the Peer Group. In the absence of comparability in timely interest rate risk reporting and methodology, we reviewed quarterly changes in the net interest income ratio. In general, the quarterly fluctuations in the Bank's net interest income ratio exceed the Peer Group average. At the same time, the Bank's net interest income ratio should stabilize to some degree following the conversion, given the initial expected proceeds reinvestment strategy (primarily shorter term investment securities). Additionally, regulatory data set forth in Section One suggests that the Bank's interest rate risk exposure as measured by the change in the post-shock NPV ratio is relatively limited in relation to its industry peers (i.e., OTS regulated thrifts operating in the Northeast Region).

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Provident. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Provident's estimated pro forma market value of the common stock to be issued in conjunction with the conversion transaction. The valuation incorporates the appraisal methodology promulgated by the Federal and state banking agencies for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, and adopted by the Department and the FDIC, specify the market value methodology for estimating the pro forma market value of an institution. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that such analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Holding Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Bank's operations and financial condition; (2) monitor the Bank's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase) both regionally and nationally. If material changes should occur prior to closing the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Provident's value, or Provident's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Provident coming to market at this time.

1. <u>Financial Condition</u>

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strength are noted as follows:

- <u>Overall A/L Composition</u>. Loans funded by retail deposits were the primary components of both Provident's and the Peer Group's balance sheets. Provident's interest-earning asset composition exhibited a slightly lower concentration of loans but a greater degree of diversification into higher risk and higher yielding types of loans. Provident maintains a higher risk-weighted assets to total assets ratio primarily owing to the greater proportion of loans including higher risk-weight loans. The Peer Group is currently supplementing deposits with higher borrowings utilization, while the Bank currently relies more heavily on deposits. Overall, as a percent of assets, the Bank maintained a lower IEA level and higher IBL level, which resulted in a more favorable IEA/IBL ratio for the Peer Group. However, the infusion of stock proceeds will serve to address the Bank's disadvantage.

- <u>Credit Quality.</u> Credit quality measures reflect limited credit risk historically for both. Provident maintained a favorable ratio of NPLs and NPAs and stronger reserve coverage ratios. Overall, Provident's credit risk exposure appears to be favorable based on its highly favorable recent history with respect to losses and chargeoffs and the low level of NPAs overall. At the same time, the nature of the Bank's loan portfolio including the high proportion of higher risk commercial credits, limited seasoning of many of the commercial loans coupled with its relatively large credit concentrations, tends to increase the Bank's risk profile in comparison to the Peer Group.

- <u>Balance Sheet Liquidity</u>. The Bank operated with a slightly higher level of cash and investment securities relative to the Peer Group (32.5 percent of assets versus 31.9 percent for the Peer Group). Following the infusion of stock proceeds, the Bank's cash and investments ratio is expected to increase as the proceeds retained at the Bank level are anticipated to be initially deployed into investments. Provident's future borrowing capacity was considered to be somewhat greater than Peer Group's, as the Bank's stronger pro forma capital position and lower level of borrowed funds on a pre-conversion basis implied a greater capacity to leverage through the utilization of borrowings.

- Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Bank and the Peer Group, with the Peer Group's funding composition reflecting a higher level of borrowings. The Bank's overall funding composition provided for a lower cost of funds than maintained by the Peer Group. In total, the Provident maintained a higher level of interest-bearing liabilities than the Peer Group. However, following the stock offering, the increase in the Bank's capital ratio will serve to lower the Bank's level of interest-bearing liabilities relative to the Peer Group's.

- Capital. The Bank maintains a slightly lower equity position in relation to the Peer Group, but on a pro forma basis the equity ratio is expected to exceed the Peer Group average. As a result, the Bank is expected to have a greater leverage capacity in comparison to the Peer Group. The Bank's pro forma return on equity ("ROE") is expected to compare unfavorably to the Peer Group average due to the Bank's higher pro forma equity, notwithstanding its modestly higher pro forma ROA.

On balance, Provident's financial condition was considered to be more favorable than the Peer Group's, as implied by the more favorable credit quality, capital strength and overall asset/liability composition of the Bank's pro forma balance sheet. Accordingly, we concluded that a moderate upward valuation adjustment was warranted for the Bank's financial strength.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. Provident reported comparable profitability relative to the Peer Group on a ROAA basis, with both reporting return on assets equal to 0.97 percent.

- Core Earnings. On a core basis, adjusting for non-operating items for both, the Bank and the Peer Group's earnings levels are still relatively comparable (0.96 percent of average assets for the Bank versus 0.92 percent of average assets for the Peer Group). The principal difference between the Bank and the Peer Group's core earnings components arise from the Bank's greater level of loan diversification (i.e., Provident generates favorable levels of net interest and non-interest income which were offset by higher operating expense). Reinvestment of stock proceeds into interest-earning assets will serve to increase the Bank's core earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a stock institution, the implementation of the stock benefit plans, and the costs related to ongoing diversification and expansion.

- Interest Rate Risk. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios indicated a similar degree of interest rate risk exposure in their respective net interest margins. Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios and the level of non-interest earning assets-to-total assets were less favorable for the Bank on a pre-conversion basis. On a pro forma basis, the Bank's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus, provide, the Bank with more significant comparative advantages relative to the Peer Group's balance sheet ratios.

- Credit Risk. Loss provisions had a lesser impact on Provident's earnings for the past year. Furthermore, the Bank operates with a lower ratio of NPLs and NPAs and higher reserve coverage in relation to total loans, NPAs and non-performing loans. However, the recent strong growth of the loan portfolio, particularly in high risk-weight loans and relatively large credit relationships, increases the Bank's risk exposure in relation to the Peer Group.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Bank's recent historical growth has been less than the Peer Group's, due largely to acquisition related growth by some of the Peer Group companies. Second, the infusion of stock proceeds will increase the Bank's earnings growth potential with respect to leverage capacity and providing the Bank with additional liquidity for purposes of funding loan growth. Lastly, the markets served by the Peer Group companies are similar to or in many cases the same markets served by the Bank and, thus, do no represent an advantage or disadvantage in terms of providing opportunities for loan and deposit growth.

- Return on Equity. Following the infusion of stock proceeds, the Bank's pro forma capital position is expected to be higher than the Peer Group, and lower pro forma core profitability will result in a significantly lower return on equity relative to the Peer Group on average.

Overall, the Bank's comparable pre-conversion reported and core earnings, lower interest rate risk exposure and earnings growth potential were negated by its expected lower return on equity. Since the market value of financial institution stocks is driven over the long term by earnings and return on equity, RP Financial concluded that a moderate downward adjustment was warranted for the Bank's profitability, growth and viability of earnings.

3. Asset Growth

Provident's asset growth was lower than Peer Group's during the period covered in our comparative analysis (positive 11.1 percent versus positive 13.7 percent for the Peer Group), largely on the basis of acquisition related growth realized by two of the Peer Group companies. On a pro forma basis, the Bank's tangible equity-to-assets ratio will be well above the Peer Group's ratio, indicating a continuance of greater leverage capacity for the Bank. The demographic characteristics of the primary market areas served by Provident and the Peer Group companies do not represent a decisive advantage for either the Bank or the Peer Group with respect to supporting retail growth opportunities. Following the conversion and operating as a stock company, the Bank will also be better positioned to pursue growth through acquisition. On balance, we believe a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Operating in the northern New Jersey, the Bank faces significant competition for loans and deposits from larger financial institutions, who provide a broader array of services and have significantly larger branch networks than maintained by the Bank. Provident's primary market area for deposits and loans is considered to be northern and central New Jersey, where all of the Bank's branches are located, and surrounding contiguous markets. In conjunction with the national recession, the New Jersey economy has slowed from the robust pace maintained during the late-1990s and into 2000. However, the downturn in the primary market area economy has been relatively limited compared to the previous recession and the primary market area continues to experience growth in population as well as other demographic measures. Per capita and household income measures indicate that the Bank operates in a relatively affluent market area, which is also viewed as a positive in terms of limiting credit risk exposure and supporting growth opportunities.

Overall, the markets served by the Peer Group companies were fairly comparable to the Bank's primary market. A total of five of the Peer Group companies were based in New Jersey, four of which had significant overlap of their respective branch structure with the Bank's branch structure. Moreover, many of the remaining Peer Group operate in other similar metropolitan areas in the northeastern and midwestern U.S. The size of the markets served with respect to population were similar for the Bank and the Peer Group and growth trends for Provident's markets appear to be somewhat favorable. The median deposit market share maintained by the Peer Group companies was higher than the Bank's market share of deposits in either Essex or Hudson County, indicating a less favorable competitive position for the Bank relative to the majority of the Peer Group companies. Comparative unemployment data shows that unemployments in the Bank's principal markets are above the Peer Group average. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-4. On balance, we concluded that no adjustment was appropriate for the Bank's market area.

5. <u>Dividends</u>

The Bank has indicated its intention to pay an annual cash dividend. However, the amount and timing of any dividends has not yet been determined. The future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All eleven of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.12 percent to 5.26 percent. The average dividend yield on the stocks of the Peer Group institutions was 2.73 percent as of August 2, 2002, representing an average core earnings payout ratio of 45.79 percent. As of August 2, 2002, approximately 89 percent of all publicly-traded thrifts (non-MHC institutions) had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.43 percent and an average earnings payout ratio of 34.36 percent. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Bank's dividend capacity will be modestly greater in relation to the Peer Group's based on its higher pro forma ROA and stronger pro forma capital ratio and relatively comparable ROA. On balance, we concluded that a slight upward adjustment was warranted for purposes of dividends relative to the Peer Group

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Ten of the Peer Group companies trade on the NASDAQ system and one Peer Group company trades on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $69.5 million to $627.9 million as of August 2, 2002, with average and median market values of $257.1 million and $251.7 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from approximately 5.1 million to 35.4 million, with average and median shares outstanding of approximately 15.0 million and 13.3 million, respectively. The Bank's pro forma market value and shares outstanding are expected to be in the upper end of the range or above the comparable averages and medians for the Peer Group. It is anticipated that the Bank's stock will be quoted on the New York Stock Exchange. Overall, we anticipate that the Bank's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets need to be considered for thrift stocks such as Provident's coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in New Jersey. All of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the overall stock market has continued its dismal performance over the last year providing for the prospect that the broad market indices may decline for the three consecutive years for the first time in sixty years. While the Federal Reserve has responded to the weak economy and weak stock market by cutting interest rates, the improvement in the economy overall has been lackluster and some economists remain concerned that the economy may fall back into recession.

As the result of profit warnings and growing concerns about the corporate earnings outlook, stocks moved lower in mid-June 2001. Technology stocks experienced the most significant selling pressure, as evidenced by a seven-day losing streak in the NASDAQ from June 8 through June 18, 2001. Speculation of another rate cut by the Federal Reserve at its late-June meeting provided for a relatively flat market ahead of the policy meeting. Stocks reacted mildly to the 0.25 percent rate cut implemented by the Federal Reserve in late-June and continued to trade in a narrow range to close out the second quarter. Generally weak second quarter earnings and growing uncertainty of an economic recovery in the second half of the year combined to pull stocks lower during most of July.

Weak economic data and more bad earnings news from the technology sector continued to pressure stocks lower during the first half of August 2001. The Federal Reserve's 0.25 percent rate cut at its mid-August meeting did little to lift the sagging stock market, as stocks tumbled sharply on the Federal Reserve's gloomy outlook for the economy. News that consumer confidence declined for the second month in a row in August and second quarter GDP growth of 0.2 percent was the slowest growth in eight years served to sharpen the sell-off in late

August, reflecting growing pessimism about the chances of a near term economic recovery. The stock market continued to slump in early-September, as the sharp increase in August unemployment sparked a broad-based sell-off.

On September 11, 2001, all major financial markets closed in the wake of the terrorist attack on the World Trade Center and remained closed for the balance of the week. Prior to the resumption of trading on September 17, 2001, the Federal Reserve cut short-term rates by 0.50 percent as an attempt to provide support to the stock market. However, stocks sank sharply in the first day of trading after the terrorist attack, with some of the most significant losses occurring in the airline, travel and insurance stocks. Fears over an extended war on terrorism and further erosion of the nation's weakening economy extended the sell-off through the remainder of the week, as blue chip stocks posted their biggest weekly loss since the Depression. For the week ended September 21, 2001, the DJIA dropped nearly 1,370 points or 14.3 percent. On September 24, 2001, stocks posted their first gains since the terrorist attack, as the DJIA regained approximately 25 percent of the prior week's losses with a one-day increase in the average of 368 points or 4.5 percent. Stocks continued to rebound through the end of September, regaining approximately half of the decline recorded in the first week of trading following the terrorist attack.

The positive trend in the broader stock market generally prevailed through most of October 2001, despite a continuation of bad economic news. Growing confidence about the U.S. military attack in Afghanistan and hopes for a turnaround in the economy were factors that contributed to the stock market recovery. Stocks retreated in late-October, amid uncertainties about the job market and a decline in consumer confidence. Anticipation of another rate cut by the Federal Reserve served to lift stocks in early-November and the rally strengthened following the Federal Reserve's implementation of another half point rate cut at its regularly scheduled meeting in early-November. The favorable trend in the broader stock market continued through most of November, as the DJIA achieved a technical definition of a bull market in the third week of November and closed just shy of 10000 at month's end.

In early-December 2001, technology stocks surged higher and the DJIA surpassed the 10000 mark, reflecting growing optimism about an economic recovery. However, the stock market rally ended on news of a larger than expected increase in the November unemployment rate. Fresh concerns about the corporate earnings outlook pushed stocks lower in mid-December, despite the Federal Reserve's eleventh interest rate cut of the year. During the second half of December, stocks generally moved higher on year end buying and favorable economic data that showed surprisingly strong new home construction. Notwithstanding the year end rally, the Dow Jones Industrial Average ("DJIA") closed seven percent lower for the year and the NASDAQ Composite Index ("NASDAQ") declined 21 percent in 2001, providing for the worst two-year performance in the stock market in 23 years.

The stock market began 2002 with a New Year rally, as investors bet on a forthcoming economic recovery and an upturn in corporate earnings. The momentum of the advance faded in mid-January, reflecting concerns that the markets were pricing in more of a recovery than the economy was showing. The Federal Reserve's decision to leave interest rates unchanged and indications that the economic downturn may be ending provided for a brief rebound in the broader stock market at the end of January. Stock market activity was mixed throughout most of February, as fears that accounting troubles similar to those impacting Enron could affect more companies weighed against hopes for an economic recovery and improved corporate earnings. The DJIA moved back above 10000 in late-February and sustained upward momentum in early-March, as favorable economic news and the Federal Reserve's cautiously optimistic assessment of the economy served to rally the broader market. Stocks traded in a narrow range in mid-March, reflecting uncertainty over the strength of the economic recovery and the possibility of future rate increases by the Federal Reserve. The Federal Reserve's decision to leave short-term rates unchanged at its mid-March meeting, as well as a shift in its policy directive to a neutral stance from one that favored additional easing, provided for a mixed reaction in the stock market. Stocks moved lower in late-March, reflecting first quarter earnings concerns and the prospect of rising interest rates.

The general stock market declined at the beginning of the second quarter of 2002, reflecting growing concerns about the Mideast conflict. The broader stock market continued to struggle through mid-April, as the result of disappointing first quarter earnings among some of the blue chip stocks and weak earnings forecasts for the balance of 2002. Stocks continued to falter into late-April, primarily on the basis of weak first quarter earnings and growing concerns about the strength of the economic recovery. The extended sell-off prompted a rebound in blue-chip stocks at the end of April, but the rally sputtered on news of a sharper than expected increase in the April unemployment rate. The April 2002 unemployment rate rose to 6.0 percent, its highest level in nearly eight years.

Stocks were largely unchanged by the Federal Reserve's widely anticipated decision to leave rates unchanged at its early-May 2002 meeting, but then rallied sharply higher the day following the meeting on hints from Cisco about a possible business rebound. Favorable economic data in the form of stronger than expected retail sales in April and rising hopes of more upbeat earnings forecast by technology firms supported further advances in stocks during mid-May. The rebound was not sustained in late-May, as profit taking and more terrorism warnings dampened investor enthusiasm for stocks. Market pessimism extended the sell-off in stocks in through June and July, reflecting political turmoil abroad, concerns over corporate scandals and more disappointing earnings news from market leaders.

As an indication of the general trends in the nation's stock markets over the past year, as of August 2, 2002, the DJIA closed at 8313.13, a decrease of 20.9 percent from one year earlier and 17.1 percent from the beginning of the year. The NASDAQ Composite Index stood at 1247.92, a decrease of 36.0 percent since the beginning of the year while the Standard & Poors 500 Index closed at 864.24 on August 2, 2002, a decline of 24.72 percent from the beginning of the year.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market. Expectations of further rate cuts by the Federal Reserve and stronger second quarter earnings translated into slightly higher thrift prices in early-June 2001. Consolidation among thrift stocks, including Washington Mutual's proposed $5.2 billion acquisition of Dime Bancorp, extended the rally in thrift issues through mid-June. The widely anticipated rate cut by the Federal Reserve at its late-June meeting had little impact on thrift prices, as thrift prices eased lower at the close of the second quarter on profit taking. Generally favorable second quarter earnings realized from strong lending volumes and expansion of the net interest margin served to boost thrift prices during July, in which the strongest gains were again posted by the large-cap issues.

The positive trend in thrift stocks continued to prevail during the first half of August 2001, reflecting a continuation of the favorable interest rate environment and little threat of inflationary pressures. Thrift stocks reacted mildly to the widely anticipated 0.25 percent rate cut by the Federal Reserve in mid-August, which was followed a decline of more than 5.0 percent in the SNL Index for all publicly-traded thrifts in late-August. The decline in the market-cap weighted SNL Index was prompted by news that some of the large publicly-traded thrift lenders were experiencing net interest margin compression. Thrift stocks followed the broader market lower in early-September, reflecting the potential negative implications that a slowdown in consumer spending would have on financial stocks.

In a sharp contrast to the broader market, thrift stocks moved higher on the first day of trading following the terrorist attack. The increase in thrift stocks was attributed to the 0.50 percent rate cut implemented by the Federal Reserve, which provided for a further steepening of the yield curve, and large buyback programs announced by a number of the large-cap thrifts following the Securities and Exchange Commission's decision to waive many of the regulations governing repurchases. However, thrift stocks experienced selling pressure at the end of the week ended September 21, 2001, as investors became wary that the worsening U.S. economy would negatively impact the housing market and related industries as well. Oversold conditions in the thrift sector provided for a positive correction in thrift stocks at the close of September.

Thrift stocks eased lower through mid-October 2001, reflecting expectations that the series of interest rate cuts implemented by the Federal Reserve would be ending soon and the slowing economy would also began to negatively impact residential lenders. The SNL Index dropped sharply in mid-October, as third quarter results for two large-cap issues (Washington Mutual and Golden West Financial) indicated an increase in problem assets. After trading in a narrow range through the balance of October, thrifts stocks rebounded during most of November. Attractive valuations on some of the large-cap issues that had become oversold and another rate cut by the Federal Reserve in early-November were factors that contributed to the recovery in thrift prices. Thrift stocks eased lower at the close of November and traded in a narrow range in early-December, which was largely attributed to profit taking in some of the large-cap issues following their strong November performance. Expectations that earnings would benefit from the additional interest rate cuts implemented by the Federal Reserve during the fourth quarter supported an upward trend in thrift issues during mid- and late-December. For the year ended 2001, the SNL Index for all publicly-traded thrifts posted a gain of 5.0 percent.

Further gains were registered in thrift stocks at the beginning of 2002, with the strongest performances again turned in by the larger companies. Expectations of strong fourth quarter earnings and growing sentiment of a slow economic recovery that would support a continuation of the steep yield curve were factors that contributed to the advance in thrift stocks. Thrift issues stabilized in mid-January and then moved higher in late-January, as investors were encouraged by fourth quarter earnings. In early-February, concerns about corporate accounting practices spilled over into the financial services sector, which translated into a general decline in bank and thrift stocks, particularly the large-cap issues. After stabilizing in mid-February, thrift issues advanced in late-February and early-March on strong fundamentals and acquisition speculation. Thrift stocks edged lower following the Federal Reserve meeting in March, reflecting growing sentiment that the economic recovery would lead to higher interest rates in the second half of the year.

Thrift issues moved higher in early-April 2002, as investors became more optimistic about first and second quarter earnings for the thrift sector. Growing sentiment that the Federal Reserve would not raise rates in May further contributed to the upswing in thrift prices. The upward momentum in thrift stocks was sustained through mid-April, with the advance supported by favorable first quarter earnings, low inflation data and investors dumping technology stocks in favor of lower risk bank and thrift stocks. Thrift stocks stabilized in late-April in the face of a downturn experienced in broader stock market, as traditional spread lenders benefited from generally weak economic news. News of the increase in the April unemployment rate served to boost thrift prices in early-May, as the weak employment data lessened expectations of a strong economic recovery that could lead to higher interest rates. Thrift stocks stabilized in mid- and late-May, as Citigroup's proposed $5.8 billion acquisition of Golden State Bancorp had little impact on the broader thrift market. While the broader market experienced extensive selling pressure in the months of June and July, the decline in thrift issues was relatively mild as investors continued to be attracted to the generally more stable performance characteristics of thrift stocks. On August 2, 2002, the SNL Index for all publicly-traded thrifts closed at 1056.2, an increase of 3.6 percent from one year ago, and 15.0 percent from the beginning of the year.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for converting thrifts has strengthened in conjunction with the broader thrift market over the past year, although conversion activity has remained somewhat limited. As shown in Table 4.1, only two standard conversion offerings have been completed during 2002. The average pro forma price/tangible book and price/core earnings ratios of the recent standard conversion equaled 63.7 percent and 26.8 times, respectively. There have also been two second step stock offerings completed and three mutual holding company offerings completed during the 2002 calendar year. However, the standard conversions are considered to be more relevant to Provident's pricing since the Bank is undertaking the standard conversion transaction structure, although the two institutions completing such offerings (Reserve Bancorp of PA and Heritage Bancshares of TX) are substantially smaller than Provident and operate in different markets.

Pricing Characteristics and After-Market Trends
Conversions Completed in 2002

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans			Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Reserve Bancorp, Inc.	PA	4/8/02	RSVB-OTC	$ 46	11.50%	0.28%	134%	$ 7.4	100%	125%	5.4%	NA	NA	8.0%	4.0%	10.4%	0.00%	64.9%	17.4x	14.2%	0.8%	21.9%	3.7%	$10.00	$12.50	25.0%	$12.80	28.0%	$12.85	28.5%
Heritage Bancshares, Inc.(1)	TX	2/26/02	HRGB-OTC	$ 40	9.71%	0.81%	93%	$ 4.9	100%	112%	7.6%	NA	NA	8.0%	4.0%	12.8%	0.00%	62.5%	36.3x	11.1%	0.3%	17.8%	1.7%	$10.00	$12.05	20.5%	$11.70	17.0%	$11.75	17.5%
Averages - Standard Conversions:				**$ 43**	**10.61%**	**0.55%**	**114%**	**$ 6.1**	**100%**	**119%**	**6.5%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**11.6%**	**0.00%**	**63.7%**	**26.8x**	**12.6%**	**0.6%**	**19.8%**	**2.7%**	**$10.00**	**$12.28**	**22.8%**	**$12.25**	**22.5%**	**$12.30**	**23.0%**
Medians - Standard Conversions:				**$ 43**	**10.61%**	**0.55%**	**114%**	**$ 6.1**	**100%**	**119%**	**6.5%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**11.6%**	**0.00%**	**63.7%**	**26.8x**	**12.6%**	**0.6%**	**19.8%**	**2.7%**	**$10.00**	**$12.28**	**22.8%**	**$12.25**	**22.5%**	**$12.30**	**23.0%**
Second Step Conversions																														
Brookline Bancorp, Inc.*	MA	7/10/02	BRKL	$ 1,138	26.20%	0.00%	0%	$337.2	58%	132%	1.3%	NA	NA	0.0%	4.0%	0.6%	3.40%	94.9%	22.1x	40.2%	1.8%	42.4%	4.3%	$10.00	$11.06	10.6%	$11.37	13.7%	$11.37	13.7%
Willow Grove Bancorp, Inc. *	PA	4/4/02	WGBC	$ 644	9.78%	0.75%	92%	$ 64.1	57%	132%	2.5%	NA	NA	8.0%	4.0%	1.8%	2.28%	96.6%	35.9x	16.1%	0.7%	16.9%	4.0%	$10.00	$11.00	10.0%	$11.55	15.5%	$11.62	16.2%
Averages - Second Step Conversions:				**$ 891**	**17.99%**	**0.38%**	**46%**	**#####**	**57%**	**132%**	**1.9%**	**N.A.**	**N.A.**	**4.0%**	**4.0%**	**1.2%**	**2.84%**	**95.7%**	**29.0x**	**28.2%**	**1.2%**	**29.6%**	**4.1%**	**$10.00**	**$11.03**	**10.3%**	**$11.46**	**14.6%**	**$11.50**	**15.0%**
Medians - Second Step Conversions:				**$ 891**	**17.99%**	**0.38%**	**46%**	**#####**	**57%**	**132%**	**1.9%**	**N.A.**	**N.A.**	**4.0%**	**4.0%**	**1.2%**	**2.84%**	**95.7%**	**29.0x**	**28.2%**	**1.2%**	**29.6%**	**4.1%**	**$10.00**	**$11.03**	**10.3%**	**$11.46**	**14.6%**	**$11.50**	**15.0%**
Mutual Holding Companies(6)																														
Minden Bancorp, Inc.*	LA	7/2/02	MDBC-OTC	$ 65	17.43%	0.20%	204%	$ 6.5	45%	132%	5.5%	NA	NA	8.0%	4.0%	17.3%	0.00%	61.7%	31.3x	18.8%	0.7%	23.8%	2.8%	$10.00	$11.95	19.5%	$11.95	19.5%	$11.90	19.0%
New England Bancshares, Inc.	CT	6/4/02	NEBS-OTC	$ 132	10.84%	0.28%	234%	$ 9.2	45%	132%	5.0%	NA	NA	8.0%	4.0%	0.3%	0.00%	65.5%	36.4x	13.8%	0.4%	21.0%	1.8%	$10.00	$12.30	23.0%	$12.35	23.5%	$12.35	23.5%
Partners Trust Fin. Grp.*	NY	4/4/02	PRTR	$ 983	10.17%	0.95%	87%	$ 64.0	46%	132%	2.9%	Stock	1.35%	8.0%	4.0%	3.2%	2.00%	64.5%	20.1x	12.9%	0.6%	14.9%	4.4%	$10.00	$14.25	42.5%	$14.85	48.5%	$14.98	49.8%
Averages - Mutual Holding Companies:				**$ 393**	**12.81%**	**0.48%**	**175%**	**$ 26.6**	**45%**	**132%**	**4.5%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**6.9%**	**0.67%**	**63.9%**	**29.3x**	**15.2%**	**0.6%**	**19.9%**	**3.0%**	**$10.00**	**$12.83**	**28.3%**	**$13.05**	**30.5%**	**$13.08**	**30.8%**
Medians - Mutual Holding Companies:				**$ 132**	**10.84%**	**0.28%**	**204%**	**$ 9.2**	**45%**	**132%**	**5.0%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**3.2%**	**0.00%**	**64.5%**	**31.3x**	**13.8%**	**0.6%**	**21.0%**	**2.8%**	**$10.00**	**$12.30**	**23.0%**	**$12.35**	**23.5%**	**$12.35**	**23.5%**
Averages - All Conversions:				**$ 436**	**10.79%**	**0.47%**	**120%**	**$ 70.5**	**64%**	**128%**	**4.3%**	**N.A.**	**1.35%**	**6.9%**	**4.0%**	**6.6%**	**1.10%**	**72.9%**	**28.5x**	**18.2%**	**0.8%**	**22.6%**	**3.2%**	**$10.00**	**$12.16**	**21.6%**	**$12.37**	**23.7%**	**$12.40**	**24.0%**
Medians - All Conversions:				**$ 132**	**10.84%**	**0.28%**	**93%**	**$ 9.2**	**57%**	**132%**	**5.0%**	**N.A.**	**1.35%**	**8.0%**	**4.0%**	**3.2%**	**0.00%**	**64.9%**	**31.3x**	**14.2%**	**0.7%**	**21.0%**	**3.7%**	**$10.00**	**$12.05**	**20.5%**	**$11.95**	**19.5%**	**$11.90**	**19.0%**

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

July 12, 2002

There is currently one pending full-stock conversion transaction. First PacTrust Bancorp of Chula Vista, California, the proposed holding company for Pacific Trust Bank was substantially oversubscribed at the close of its offering in June 2002, and is being resolicited at a higher level (the midpoint valuation was increased by 20 percent in the resolicitation). First PacTrust's midpoint pricing ratios in the resolicitation phase of its offering (which is expected to close in mid-August) are equal to 68.7% of pro forma book value and 21.4 times pro forma earnings.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on the Bank's stock price of recently completed and pending acquisitions of other savings institutions operating in New Jersey. As shown in Exhibit IV-5, there were nine thrift acquisitions of New Jersey-based savings institutions completed or announced between the beginning of 1999 through year-to-date 2002. The recent acquisition activity involving New Jersey thrifts may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies which operate in markets that have experienced a comparable level of acquisition activity as the Bank's market and, thus, are subject to the same type of acquisition speculation that may influence the Bank's trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in the overall thrift market, the new issue market including the new issue market for newly-converted issues, the acquisition market and the general market for common stock. Of these factors, the greatest consideration was given to volatility in the markets, both the general market and thrift stocks, and the sizeable offering proposed by Provident. Notwithstanding the Bank's market area and operations, $425 million is a large amount of stock to sell in a volatile and unsteady market. We thus believe a valuation adjustment is warranted to reflect current investor expectations and sentiment. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Provident's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of Provident's Board of Directors and senior management. The financial characteristics of the Bank suggest that it is effectively managed and there appears to be a well-defined organizational structure. The Bank currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

As a fully-converted institution, Provident Financial and the Bank will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Moderate Upward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	Slight Upward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Provident's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Provident's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-8 and IV-9). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and the recent conversions.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Bank and the Peer Group included certain unusual items, we also made adjustments to earnings to arrive at core earnings estimates for the Bank and the Peer Group and resulting price/core earnings ratios.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that the pro forma market value of the Bank's conversion stock as of August 2, 2002 was $425,000,000 at the midpoint, inclusive of 1,920,000 shares issued to the Foundation, equal to a value of $19,200,000 based on a per share value of $10.00 at issuance. The offering amount at the midpoint is equivalent to $405,800,000, or 40,580,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings before the cumulative effect of accounting changes equaled $28.2 million for the twelve months ended June 30, 2002. In deriving the Bank's core earnings, the adjustments

were made to reported earnings to eliminate on a tax effected basis the gain on equity securities and the sale of fixed assets as well as goodwill impairment expense. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 37.0 percent, the Bank's core earnings were determined to equal $27.5 million for the twelve months ended June 30, 2002. (Note: see Exhibit IV-7 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net Income (Trailing 12 Months Ended 6/30/02)(1)	$28,235
Less: Gain on Equity Securities	(959)
Gain on the Sale of Fixed Assets	(192)
Tax Effect @37% Marginal Tax Rate	426
Core Earnings Estimate	$27,510

(1) Before the impact of the cumulative effect of accounting changes.

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples at the $425.0 million midpoint value equaled 14.42 and 14.52 times, respectively. These pro forma multiples for the Bank indicate a discount of 10.8 percent relative to the Peer Group's median reported earnings multiple of 16.16 times and a 15.8 percent discount relative to the Peer Group median core earnings multiple of 17.24 times (see Table 4.2).

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio to the Bank's pro forma book value. Based on the $425.0 million midpoint valuation, the Bank's pro forma P/B and P/TB ratios equaled 63.93 percent and 66.19 percent, respectively. In comparison to the median P/B and P/TB ratios for the Peer Group of 136.24 percent and 153.12 percent, the Bank's ratios reflected a discount of 53.1 on a P/B basis and a discount of 56.8 on a P/TB basis. RP Financial considered the discounts under the book value approach to be reasonable in light of the valuation adjustments referenced earlier and in view of the significant level of pro forma capital that, in effect, constrains the ability to increase the P/B ratio without significantly depressing

ROE. At the supermaximum of the valuation range, the Bank's pro forma P/TB ratio equaled 73.52 percent, which is discounted from the Peer Group median by 52.0.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Provident's value equaled 12.43 percent of pro forma assets. Comparatively, the Peer Group companies exhibited a median P/A ratio of 15.27 percent, which implies a discount of 18.6 percent for the Bank's pro forma P/A ratio.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent standard conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent standard conversions are not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The standard conversions completed in 2002 closed at a price/tangible book ratio of 63.7 percent (see Table 4.1). The price of the recent standard conversion appreciated by 22.5 percent during the first week of trading. Relative to the midpoint P/TB of the one pending full conversion transaction, the Bank's midpoint P/TB ratio is discounted by 3.7 percent from First PacTrust's pro forma P/TB ratio equal to 68.73 percent at the midpoint of its valuation range.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 2, 2002, the estimated pro forma market value of Provident's common stock, including the contribution to the Foundation immediately following the offering, is $425,000,000 at the midpoint, equal to 42,500,000 shares issued at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board determined $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.2 and are detailed in Exhibit IV-8 and Exhibit IV-9.

Valuation Range	Offering Amount (Shares)	Foundation Contribution (Shares)	Total Shares Issued (Shares)	Aggregate Market Value ($)
Minimum	34,493,000	1,655,700	36,148,700	$361,487,000
Midpoint	40,580,000	1,920,000	42,500,000	425,000,000
Maximum	46,667,000	1,920,000	48,587,000	485,870,000
Supermaximum	53,667,050	1,920,000	55,587,050	555,870,500

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.2
Public Market Pricing
Provident Bank and the Comparables
As of August 2, 2002

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)	Offering Size ($Mil)
Provident Bank																				
Superrange	10.00	555.87	0.54	14.01	18.49	71.38	15.73	73.52	18.61	0.00	0.00	0.00	3,534	22.03	0.13	0.84	3.83	0.85	3.86	536.7
Range Maximum	10.00	485.87	0.61	14.77	16.33	67.69	13.99	69.90	16.45	0.00	0.00	0.00	3,473	20.66	0.14	0.85	4.12	0.86	4.14	466.7
Range Midpoint	10.00	425.00	0.69	15.64	14.42	63.93	12.43	66.19	14.52	0.00	0.00	0.00	3,420	19.43	0.14	0.86	4.40	0.86	4.43	405.8
Range Minimum	10.00	361.49	0.80	16.91	12.38	59.14	10.74	61.42	12.47	0.00	0.00	0.00	3,367	18.15	0.14	0.86	4.74	0.87	4.78	344.9
All Public Companies(7)																				
Averages	18.56	261.46	1.12	14.83	14.89	128.66	13.10	137.21	16.41	0.43	2.43	34.36	1,957	10.41	0.72	0.84	8.68	0.74	7.51	
Medians	---	---	---	---	13.73	117.71	11.80	122.73	15.61	---	---	---	---	---	---	---	---	---	---	
All Non-MHC State of NJ(7)																				
Averages	17.02	208.95	1.20	10.20	13.67	166.96	13.29	169.94	14.25	0.47	2.84	40.93	1,469	7.77	0.30	0.99	12.27	0.95	11.80	
Medians	---	---	---	---	13.52	162.08	13.29	170.13	13.59	---	---	---	---	---	---	---	---	---	---	
Comparable Group Averages																				
Averages	18.64	257.08	1.08	13.06	16.77	145.99	15.43	158.04	17.86	0.48	2.73	45.79	1,591	10.76	0.45	0.97	9.19	0.92	8.68	
Medians	---	---	---	---	16.16	136.24	15.27	153.12	17.24	---	---	---	---	---	---	---	---	---	---	
State of NJ																				
FMCO FMS Fin Corp. of Burlington NJ	10.75	69.49	0.92	8.30	10.97	129.52	6.73	129.52	11.68	0.12	1.12	13.04	1,033	5.20	0.33	0.67	12.44	0.63	11.68	
FSLA First Sentinel Bancorp of NJ	13.90	419.79	0.85	7.44	16.16	186.83	19.13	191.20	16.35	0.38	2.73	44.71	2,194	10.24	0.09	1.25	11.44	1.24	11.30	
OCFC OceanFirst Fin. Corp of NJ	20.52	293.56	1.19	10.02	15.31	204.79	17.04	207.27	17.24	0.72	3.51	60.50	1,722	8.32	0.23	1.11	12.80	0.98	11.37	
PBCI Pamrapo Bancorp, Inc. of NJ	14.25	73.16	1.15	9.40	12.39	151.60	13.29	151.60	12.39	0.75	5.26	65.22	551	8.77	0.68	1.13	12.55	1.13	12.55	
PFSB PennFed Fin. Services of NJ	25.69	188.77	1.89	15.85	13.52	162.08	10.24	170.13	13.59	0.40	1.56	21.16	1,843	6.32	0.15	0.77	12.15	0.76	12.08	
Comparable Group																				
AMFH American Fin. Holdings of CT	28.08	627.90	1.12	20.61	22.83	136.24	22.15	174.52	25.07	0.72	2.56	64.29	2,835	16.26	0.16	1.32	6.40	1.20	5.83	
BHL Berkshire Hills Bancorp of MA	23.97	147.22	1.59	22.39	17.24	107.06	14.23	115.85	15.08	0.48	2.00	30.19	1,035	13.29	0.63	0.83	5.89	0.95	6.73	
CITZ CFS Bancorp, Inc of Munster IN	13.80	182.95	0.78	12.62	19.44	109.35	11.55	109.35	17.69	0.40	2.90	51.28	1,583	10.57	0.95	0.57	5.16	0.63	5.66	
FMCO FMS Fin Corp. of Burlington NJ	10.75	69.49	0.92	8.30	10.97	129.52	6.73	129.52	11.68	0.12	1.12	13.04	1,033	5.20	0.33	0.67	12.44	0.63	11.68	
FPFC First Place Fin. Corp. of OH	17.90	251.73	0.85	13.16	14.92	136.02	15.27	153.12	21.06	0.50	2.79	58.82	1,648	11.23	0.80	1.03	8.80	0.73	6.23	
FSLA First Sentinel Bancorp of NJ	13.90	419.79	0.85	7.44	16.16	186.83	19.13	191.20	16.35	0.38	2.73	44.71	2,194	10.24	0.09	1.25	11.44	1.24	11.30	
OCFC OceanFirst Fin. Corp of NJ	20.52	293.56	1.19	10.02	15.31	204.79	17.04	207.27	17.24	0.72	3.51	60.50	1,722	8.32	0.23	1.11	12.80	0.98	11.37	
PBCI Pamrapo Bancorp, Inc. of NJ	14.25	73.16	1.15	9.40	12.39	151.60	13.29	151.60	12.39	0.75	5.26	65.22	551	8.77	0.68	1.13	12.55	1.13	12.55	
PFSB PennFed Fin. Services of NJ	25.69	188.77	1.89	15.85	13.52	162.08	10.24	170.13	13.59	0.40	1.56	21.16	1,843	6.32	0.15	0.77	12.15	0.76	12.08	
TRYF Troy Financial Corp of Troy NY	27.85	277.02	1.15	16.39	23.80	169.92	24.81	210.19	24.22	0.56	2.01	48.70	1,117	14.60	0.28	1.05	7.03	1.03	6.91	
UCFC United Community Fin. of OH	8.38	296.26	0.38	7.45	17.83	112.48	15.30	125.64	22.05	0.30	3.58	NM	1,936	13.60	0.63	0.96	6.39	0.78	5.17	

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1

The Provident Bank
Map of Office Locations

The Counties Where Provident Maintains and Office are Shaded


New Jersey
Sussex
Pas saic
Bergen
Warren
Morris
Es sex
Hudson
Union
Som er set
Hunter don
Mid dlesex
Mon mouth
Mercer
Ocean
Burlington
Cam den
Glou cester
Salem
Atlantic
Cumberland
Cape May

EXHIBIT I-2

The Provident Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3

The Provident Bank
Key Operating Ratios

Exhibit I-3
The Provident Bank
Key Operating Ratios

	At or For the Six Months Ended June 30,		At or For the Year Ended December 31,				
	2002(1)	2001(1)	2001	2000	1999	1998	1997
Selected Financial and Other Data(2)							
Performance Ratios:							
Return on average assets	1.02%	0.84%	0.88%	0.80%	0.80%	0.92%	0.96%
Return on average equity	10.24	8.44	8.70	8.37	8.53	9.19	9.88
Interest rate spread information:							
Average during period	3.74	3.12	3.29	3.20	3.43	3.41	3.47
End of period	3.99	3.18	3.85	3.05	3.55	3.72	3.51
Net interest margin(3)	4.09	3.64	3.79	3.70	3.87	3.88	3.90
Average interest-earning assets to average interest-bearing liabilities	1.15	1.14	1.15	1.14	1.13	1.14	1.13
Non-interest income to average total assets	0.81	0.78	0.77	0.70	0.64	0.70	0.61
Non-interest expenses to average total assets	3.02	2.81	2.94	2.90	2.92	2.84	2.66
Efficiency ratio(4)	65.48	68.27	68.51	70.18	68.77	64.81	61.59
Asset Quality Ratios:							
Non-performing loans to total loans	0.24%	0.23%	0.40%	0.48%	0.43%	0.33%	0.43%
Non-performing assets to total assets	0.15	0.17	0.28	0.37	0.31	0.23	0.32
Allowance for loan losses to non-performing loans	474.56	457.70	271.02	213.06	233.93	316.94	247.63
Allowance for loan losses to total loans	1.13	1.06	1.09	1.02	0.99	1.02	1.06
Capital Ratios:							
Leverage capital(5)	9.39%	9.31%	9.41%	9.12%	8.47%	8.23%	9.64%
Total risk based capital(5)	14.93	13.89	14.15	14.38	13.96	13.27	16.75
Average equity to average assets	9.92	10.05	10.10	9.56	9.34	9.97	9.72
Other Data:							
Number of full-service offices(6)	48	47	48	49	52	49	41
Full time equivalent employees	689	668	688	613	604	604	515

(1) Ratios for six month periods have been annualized.
(2) Averages presented are daily averages.
(3) Net interest income divided by average interest-earning assets.
(4) Represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(5) Leverage capital ratios are presented as a percentage of tangible assets. Risk-based capital ratios are presented as a percentage of risk-weighted assets.
(6) The Provident Bank is in the process of assuming certain deposits and assets of two additional full-service branches in Ocean County, New Jersey, from another financial institution. This acquisition is subject to regulatory approval, which is anticipated during the third quarter of 2002. The Provident Bank anticipates consolidating one of these branches with an existing branch.

EXHIBIT I-4

The Provident Bank
Investment Portfolio Composition

Exhibit I-4
The Provident Bank
Investment Portfolio Composition

	At June 30, 2002		At December 31,					
			2001		2000		1999	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)							
Held to Maturity:								
U.S. Government & Agency								
Collateralized Mortgage Obligations	$ 19,852	$ 20,424	$ 32,849	$ 33,615	$ 51,367	$ 51,280	$ 85,617	$ 84,358
State and municipal	86,868	89,239	75,562	75,871	59,751	60,003	58,162	56,095
Corporate and other	3,411	3,398	4,540	4,556	12,941	12,938	18,901	18,645
Total held-to-maturity	$ 110,131	$ 113,061	$ 112,951	$ 114,042	$ 124,059	$ 124,221	$ 162,680	$ 159,098
Available for sale:								
U.S. Government & Agency obligations	$ 105,985	$ 107,638	$ 76,111	$ 78,042	$ 80,994	$ 81,222	$ 70,866	$ 69,905
U.S. Government & Agency Pass Thrus	41,718	42,532	35,106	35,225	38,970	38,499	41,713	39,259
U.S. Government & Agency								
Collateralized Mortgage Obligations	400,912	407,334	274,100	275,741	128,170	127,542	140,222	135,994
Corporate and other	166,989	171,005	101,988	105,708	87,523	87,776	118,535	116,674
Total available for sale	$ 715,604	$ 728,509	$ 487,305	$ 494,716	$ 335,657	$ 335,039	$ 371,336	$ 361,832
Average expected life of securities(1)	3.19 years		3.3 years		3.22 years		3.24 years	

(1) Average expected life is based on prepayment assumptions utilizing interest rates as of the reporting dates and does not include FNMA and FHLB stock.

Exhibit I-4 (continued)
The Provident Bank, Inc.
Investment Portfolio Composition

	At June 30, 2002									
	One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		After Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)									
Held to Maturity:										
U.S. Government & Agency										
Collateralized Mortgage Obligations	$ —	—%	$ 5,290	6.44%	$ 7,773	5.99%	$ 6,789	6.06%	$ 19,852	6.13%
State and municipal	2,926	2.33	18,739	4.14	37,633	4.39	27,570	4.59	86,868	4.33
Corporate and other	—	—	—	—	—	—	3,411	6.92	3,411	6.92
Total held-to-maturity	$ 2,926	2.33%	$ 24,029	4.65%	$ 45,406	4.66%	$ 37,770	5.07%	$ 110,131	4.71%
Available for sale:										
U.S. Government Agency Pass Thrus	$ 45,592	5.16%	$ 62,046	3.92%	$ —	—%	$ —	—%	$ 107,638	4.45%
U.S. Government Agency										
Collateralized Mortgage Obligations	—	—	778	5.72	148,306	5.52	300,782	5.56	449,866	5.53
Corporate and other	14,443	6.77	107,633	5.58	4,806	6.59	44,123	5.90	171,005	5.78
Total available for sale (1)	$ 60,035	5.52%	$ 170,457	4.97%	$ 153,112	5.55%	$ 344,905	5.38%	$ 728,509	5.33%

(1) Excludes FHLB stock.

EXHIBIT I-5

The Provident Bank
Yields and Costs

Exhibit I-5
The Provident Bank
Yields and Costs

	At June 30, 2002		For the Six Months Ended June 30,					
			2002			2001		
	Outstanding Balance	Yield/ Rate	Average Outstanding Balance	Interest Earned/Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/Paid	Average Yield/ Rate
			(Dollars in thousands)					
Interest-earning assets:								
Federal funds sold and short-term investments	$ 70,406	1.64%	$ 103,477	$ 890	1.72%	$ 24,233	$ 580	4.79%
Investment securities (1)	110,131	4.53	113,982	2,693	4.72	116,568	2,993	5.13
Securities available for sale	728,509	5.26	596,917	16,540	5.54	392,849	11,744	5.98
Net loans (2)	1,919,729	7.10	1,929,574	68,149	7.06	1,958,118	75,410	7.70
Total interest-earning assets	2,828,775	6.30	2,743,950	88,272	6.43	2,491,768	90,727	7.28
Non-interest earning assets	237,502		215,883			191,891		
Total assets	$ 3,066,277		$ 2,959,833			$ 2,683,659		
Interest-bearing liabilities:								
Savings deposits	$ 823,530	1.81	$ 785,557	6,873	1.75	664,881	$ 8,241	2.48
Money market accounts	88,913	1.81	89,532	851	1.90	72,665	831	2.29
Interest Bearing Checking	264,955	1.19	250,961	1,519	1.21	202,893	1,561	1.54
Time accounts	1,087,081	3.23	1,065,741	18,741	3.52	1,062,738	29,802	5.61
Borrowings	194,925	4.18	191,195	4,109	4.30	177,178	4,882	5.51
Total interest-bearing liabilities	2,459,404	2.57	2,382,986	32,093	2.69	2,180,355	45,317	4.16
Non-interest bearing liabilities	296,305		283,348			233,465		
Total liabilities	2,755,709		2,666,334			2,413,820		
Equity	310,568		293,499			269,839		
Total liabilities and equity	$ 3,066,277		$ 2,959,833			$ 2,683,659		
Net interest income				$ 56,179			$ 45,410	
Net interest rate spread		3.73%			3.74%			3.12%
Net interest earning assets	$ 369,371		$ 360,964			$ 311,413		
Net interest margin (3)					4.09%			3.64%
Ratio of interest-earning assets to total interest-bearing liabilities	1.15		1.1			1.14		

(footnotes on following page)

Exhibit I-5 (continued)
The Provident Bank, Inc.
Yields and Costs

	For the Year Ended December 31,								
	2001			2000			1999		
	Average Outstanding Balance	Interest Earned/Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/Paid	Average Yield/ Rate
Interest-earning assets:									
Federal funds sold and short-term investments	$ 32,558	$ 1,114	3.42%	$ 5,444	$ 325	5.97%	$ 14,192	$ 745	5.25%
Investment securities (1)	112,659	5,784	5.13	140,926	7,589	5.39	192,925	10,693	5.54
Securities available for sale	437,147	25,337	5.80	351,439	21,577	6.14	373,052	22,199	5.95
Net loans(2)	1,961,612	148,744	7.58	1,933,075	150,029	7.76	1,715,404	132,409	7.72
Total interest-earning assets	2,543,976	180,979	7.11	2,430,884	179,520	7.39	2,295,573	166,046	7.23
Non-interest earning assets	196,863			182,705			166,712		
Total assets	$2,740,839			$ 2,613,589			$ 2,462,285		
Interest-bearing liabilities:									
Savings deposits	$ 690,324	15,966	2.31	633,128	16,143	2.55	615,449	14,488	2.35
Money market accounts	72,735	1,612	2.22	83,738	1,975	2.36	102,771	2,469	2.40
Interest-bearing checking	213,441	3,091	1.45	195,258	2,932	1.50	186,100	2,880	1.55
Time accounts	1,060,920	54,620	5.15	1,018,213	56,259	5.53	972,839	48,984	5.04
Borrowings	176,688	9,234	5.23	210,144	12,381	5.89	154,132	8,423	5.46
Total interest-bearing liabilities	2,214,108	84,523	3.82%	2,140,481	89,690	4.19%	2,031,291	77,244	3.80%
Non-interest bearing liabilities	249,913			223,339			200,906		
Total liabilities	2,464,021			2,363,820			2,232,197		
Equity	276,818			249,769			230,088		
Total liabilities and equity	$2,740,839			$ 2,613,589			$ 2,462,285		
Net interest income		$ 96,456			$ 89,830			$ 88,802	
Net interest rate spread			3.29%			3.20%			3.43%
Net interest earning assets	$ 329,868			$ 290,403			$ 264,282		
Net interest margin (3)			3.79%			3.70%			3.87%
Ratio of interest-earning assets to total interest-bearing liabilities	1.15x			1.14x			1.13x		

(1) Amounts shown are amortized cost.
(2) Net of the allowance for loan losses, deferred loan fees and expenses, and loan premiums and discounts.
(3) Net interest income divided by average interest-earning assets.

EXHIBIT I-6

The Provident Bank
Interest Rate Risk Analysis

Exhibit I-6
The Provident Bank
Interest Rate Risk Analysis

Change in Interest Rates in Basis Points (Rate Shock)	Net Interest Income		
	Amount ($)	Change ($)	Change (%)
	(Dollars in thousands)		
-100	$ 125,996	$ 10,082	8.70%
Static	115,913	—	—
+100	104,370	(11,543)	(9.96)%
+200	92,306	(23,607)	(20.37)%
+300	79,940	(35,973)	(31.03)%

	Present Value of Equity			Present Value of Equity as Percent of Present Value of Assets	
Change in Interest Rates	Dollar Amount	Dollar Change	Percent Change	Present Value Ratio	Percent Change
(Basis Points)	(Dollars in thousands)				
-100	$ 552,067	$ 21,592	4.07%	16.61%	3.10%
Static	530,475	—	—	16.11	—
+100	489,121	(41,354)	(7.80)%	15.09	(6.33)%
+200	445,803	(84,672)	(15.96)%	13.98	(13.22)%
+300	399,684	(130,791)	(24.66)%	12.75	(20.86)%

EXHIBIT I-7

The Provident Bank
Loan Portfolio Composition

Exhibit I-7
The Provident Bank
Loan Portfolio Composition

	At June 30, 2002		At December 31, 2001		2000		1999		1998		1997	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Residential mortgage loans	$ 737,821	38.43%	$ 795,442	39.88%	$ 905,825	46.33%	$ 884,680	47.15%	$ 843,210	50.19%	$ 791,216	56.53%
Commercial mortgage loans	422,569	22.01	412,280	20.67	380,237	19.45	387,435	20.64	300,478	17.88	197,061	14.08
Multi-family mortgage loans	94,158	4.90	95,456	4.78	95,387	4.88	96,476	5.14	88,598	5.27	65,494	4.68
Construction loans	92,898	4.84	80,717	4.05	75,980	3.89	69,946	3.73	25,510	1.52	16,298	1.16
Total mortgage loans	1,347,446	70.18	1,383,895	69.38	1,457,429	74.55	1,438,537	76.66	1,257,796	74.86	1,070,069	76.45
Mortgage warehouse loans	146,994	7.66	167,905	8.42	66,949	3.42	47,719	2.54	85,477	5.09	36,131	2.58
Commercial loans	151,999	7.92	141,491	7.09	121,540	6.22	85,357	4.55	68,556	4.08	51,804	3.70
Consumer loans	294,176	15.32	322,219	16.15	328,831	16.82	324,431	17.29	287,531	17.11	257,884	18.43
Total other loans	593,169	30.90	631,615	31.66	517,320	26.46	457,507	24.38	441,564	26.28	345,819	24.71
Premium on purchased loans	2,266	0.12	2,566	0.13	3,264	0.17	2,925	0.16	1,109	0.07	1,527	0.11
Less net deferred fees	(1,194)	(0.06)	(1,531)	(0.07)	(2,823)	(0.15)	(3,742)	(0.20)	(2,997)	(0.18)	(2,804)	(0.20)
Less: Allowance Loan Loss	(21,958)	(1.14)	(21,909)	(1.10)	(20,198)	(1.03)	(18,794)	(1.00)	(17,381)	(1.03)	(15,036)	(1.07)
Total loans, net	$ 1,919,729	100.00%	$ 1,994,636	100.00%	$ 1,954,992	100.00%	$ 1,876,433	100.00%	$1,680,091	100.00%	$ 1,399,575	100.00%

EXHIBIT I-8

The Provident Bank
Fixed Rate and Adjustable Rate Loans

Exhibit I-8
The Provident Bank
Fixed Rate and Adjustable Rate Loans

	Due After December 31,2002		
	Fixed	Adjustable	Total
		(In thousands)	
Residential mortgage loans	$ 327,072	$ 343,356	$ 670,428
Commercial mortgage loans	87,813	304,194	392,007
Multi-family mortgage loans	21,749	64,068	85,817
Construction loans		21,566	21,566
Total mortgage loans	$ 436,634	$ 733,184	$ 1,169,818
Mortgage warehouse loans	—	—	—
Commercial loans	48,492	48,434	96,926
Consumer loans	272,274	—	272,274
Total loans	$ 757,400	$ 781,618	$ 1,539,018

EXHIBIT I-9

The Provident Bank
Contractual Maturity By Loan Type

Exhibit I-9
The Provident Bank
Contractual Maturity By Loan Type

	Within One Year	One Through Three Years	Three Through Five Years	Five Through Ten Years	Ten Through Twenty Years	Beyond Twenty Years	Total
				(In thousands)			
Residential mortgage loans	$ 125,014	$ 134,439	$ 106,270	$ 202,931	$ 163,059	$ 63,729	$ 795,442
Commercial mortgage loans	20,274	111,172	134,647	133,060	10,930	2,197	412,280
Multi-family mortgage loans	9,639	24,153	27,143	30,409	3,229	883	95,456
Construction loans	59,150	21,567	—	—	—	—	80,717
Total mortgage loans	$ 214,077	$ 291,331	$ 268,060	$ 366,400	$ 177,218	$ 66,809	$1,383,895
Mortgage warehouse loans	167,905	—	—	—	—	—	167,905
Commercial loans	44,565	31,471	20,269	29,600	14,300	1,286	141,491
Consumer loans	49,945	18,486	23,234	59,184	171,370	—	322,219
Total loans	$ 476,492	$ 341,288	$ 311,563	$ 455,184	$ 362,888	$ 68,095	$2,015,510

EXHIBIT I-10

The Provident Bank
Loan Originations and Repayments

Exhibit I-10
The Provident Bank
Loan Originations and Repayments

	Six Months Ended June 30,		Year Ended December 31,		
	2002	2001	2001	2000	1999
			(In thousands)		
Originations:					
Residential mortgage	$ 154,247	$ 70,501	$ 215,941	$ 153,383	$ 296,974
Commercial mortgage	76,161	57,301	90,316	38,927	148,183
Multi-family mortgage	4,560	8,523	13,893	11,409	13,477
Construction loans	45,041	47,847	96,344	75,201	76,572
Commercial	56,604	30,897	70,760	36,242	28,450
Consumer	62,899	46,977	106,081	98,049	144,018
Subtotal of loans originated	399,512	262,046	593,335	413,211	707,674
Mortgage warehouse loans	1,320,128	699,978	1,641,316	844,151	941,781
Total loans originated	1,719,640	962,024	2,234,651	1,257,362	1,649,455
Loans sold or securitized	43,256	60,110	80,652	25,264	46,396
Repayments:					
Residential mortgage	168,665	97,721	245,672	106,974	209,151
Commercial mortgage	65,872	36,490	58,272	46,126	61,226
Multi-family mortgage	5,858	7,225	13,824	12,498	5,599
Construction	32,860	39,727	91,607	69,167	32,136
Commercial	46,096	25,152	50,809	59	11,649
Consumer	90,889	54,478	112,693	93,649	107,118
Subtotal repayments	410,240	260,793	572,877	328,473	426,879
Mortgage warehouse loans	1,341,039	630,746	1,540,360	824,921	979,539
Total repayments	1,751,279	891,539	2,113,237	1,153,394	1,406,418
Total reductions	1,794,535	951,649	2,193,889	1,178,658	1,452,814
Decrease other items, net (1)	(4,611)	(5,558)	(5,059)	(7,896)	(9,019)
Net increase (decrease)	$ (79,506)	$ 4,817	$ 35,703	$ 70,808	$ 187,622

(1) Other items include charge-offs, deferred fees and expenses, and discounts and premiums.

EXHIBIT I-11

The Provident Bank
Non-Performing Assets

Exhibit I-11
The Provident Bank
Non-Performing Assets

	At June 30,	At December 31,				
	2002	2001	2000	1999	1998	1997
		(Dollars in thousands)				
Non-accruing loans:						
Residential mortgage loans	$ 3,604	$ 4,171	$ 2,413	$ 3,466	$ 3,673	$ 4,523
Commercial mortgage loans	—	345	144	146	101	—
Multi-family mortgage loans	—	—	25	—	—	—
Construction loans	—	1,071	5,166	1,195	—	—
Mortgage warehouse loans	—	—	—	—	—	—
Commercial loans	—	1,084	274	1,641	91	126
Consumer loans	1,023	1,413	1,458	1,586	1,619	1,423
Total non-accruing loans	4,627	8,084	9,480	8,034	5,484	6,072
Accruing loans delinquent 90 days or more	—	—	—	—	—	—
Total non-performing loans	4,627	8,084	9,480	8,034	5,484	6,072
Other real estate owned	123	—	204	40	251	449
Total non-performing assets	$ 4,750	$ 8,084	$ 9,684	$ 8,074	$ 5,735	$ 6,521
Total non-performing assets as a percentage of total assets	0.15%	0.28%	0.37%	0.31%	0.23%	0.32%
Total non-performing loans to total loans	0.24%	0.40%	0.48%	0.43%	0.33%	0.43%

(1) Loans generally are placed on non-accrual status when they become 90 days or more past due or if they have been identified by us as presenting uncertainty with respect to the collectibility of interest or principal.

EXHIBIT I-12

The Provident Bank
Loan Loss Allowance Activity

Exhibit I-12
The Provident Bank
Loan Loss Allowance Activity

	Six Months Ended June 30,		Year Ended December 31,				
	2002	2001	2001	2000	1999	1998	1997
			(Dollars in thousands)				
Balance at beginning of period	$ 21,909	$ 20,198	$ 20,198	$ 18,794	$ 17,381	$ 15,036	$ 13,134
Charge offs:							
Residential mortgage loans	826	638	411	770	1,475	1,541	960
Commercial mortgage loans	—	—	208	—	—	—	—
Multi-family mortgage loans	—	—	—	—	—	—	—
Construction loans	—	—	—	—	—	—	—
Mortgage warehouse loans	—	—	—	—	—	—	—
Commercial loans	948	—	46	845	435	77	217
Consumer loans	—	133	297	194	442	322	392
Total	1,774	771	962	1,809	2,352	1,940	1,569
Recoveries:							
Residential mortgage loans	257	59	256	315	313	480	991
Commercial mortgage loans	—	149	168	289	350	—	—
Multi-family mortgage loans	—	—	—	—	—	—	—
Construction loans	—	—	—	—	—	—	—
Mortgage warehouse loans	—	—	—	—	—	—	—
Commercial loans	260	167	201	265	236	166	91
Consumer loans	106	43	148	284	766	325	39
Total	623	418	773	1,153	1,665	971	1,121
Net charge-offs	1,151	353	189	656	687	969	448
Provision for loan losses	1,200	1,200	1,900	2,060	2,100	1,950	2,350
Acquisition-related allowance	—	—	—	—	—	1,364	—
Balance at end of period	$ 21,958	$ 21,045	$ 21,909	$ 20,198	$ 18,794	$ 17,381	$ 15,036
Ratio of net charge-offs during the period to average loans outstanding during the period(1)	0.12%	0.04%	0.01%	0.03%	0.04%	0.06%	0.03%
Allowance for loan losses to total loans	1.13%	1.06%	1.09%	1.02%	0.99%	1.02%	1.06%
Allowance for loan losses to non-performing loans	474.56	457.70	319.84%	213.06%	233.93%	316.94%	247.63%

(1) Annualized for six-month period.

EXHIBIT I-13

The Provident Bank
Time Deposit Rate/Maturity

Exhibit I-13
The Provident Bank
Time Deposit Rate/Maturity

	Period to Maturity from June 30, 2002							At December 31,		
	Less Than One Year	One to Two Years	Two to Three Years	Three to Four Years	Four to Five Years	Five Years or More	At June 30, 2002	2001	2000	1999
	(In thousands)									
Rate:										
1.00 to 2.00%	$ 33,018	$ 37	$ —	$ —	$ 10	$ —	$ 33,065	$ 2,913	$ 9	$ —
2.01 to 3.00%	622,054	4,929	—	—	—	15	626,998	270,298	18	646
3.01 to 4.00%	155,649	52,627	13,669	239	4,271	—	226,455	363,796	114	6,078
4.01 to 5.00%	36,485	23,267	12,349	2,304	19,728	920	95,053	194,786	40,498	401,848
5.01 to 6.00%	41,501	14,090	2,192	4,249	840	1,126	63,998	154,084	588,850	592,970
6.01 to 7.00%	29,639	8,688	1,656	1,501	—	—	41,484	66,632	404,155	9,838
Over 7.01%	—	6	20	—	—	2	28	28	633	1,698
Total	$ 918,346	$ 103,644	$ 29,886	$ 8,293	$ 24,849	$ 2,063	$ 1,087,081	$ 1,052,537	$ 1,034,277	$ 1,013,078

EXHIBIT I-14

The Provident Bank
Borrowing Activity

Exhibit I-14
The Provident Bank
Borrowing Activity

	Six Months Ended June 30,		Year Ended December 31,		
	2002	2001	2001	2000	1999
	(Dollars in thousands)				
Maximum Balance:					
FHLB advances	$ 152,653	$ 136,966	$ 144,664	$ 145,563	$ 145,556
FHLB line of credit	—	26,900	26,900	82,000	53,300
Securities sold under agreements to repurchase	49,776	46,751	51,103	47,784	33,537
Average Balance:					
FHLB advances	146,079	135,430	132,756	139,650	119,627
FHLB line of credit	—	3,439	1,788	32,714	10,023
Securities sold under agreements to repurchase	45,116	38,309	42,144	37,780	24,482
Weighted Average Interest Rate:					
FHLB advances	5.14%	6.08%	5.90%	6.11%	6.02%
FHLB line of credit	N/A	5.44	5.50	6.93	5.77
Securities sold under agreements to repurchase	1.58%	3.57	3.07	4.21	3.89

EXHIBIT II-1

Description of Office Facilities

Exhibit II-1
Description of Office Facilities

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration	Net Book Value (In thousands)
Jersey City Headquarters (1) 830 Bergen Avenue Jersey City, New Jersey 07306	Owned	1986	N/A	$ 10,855.2
Ampere 100 Bloomfield Avenue Bloomfield, New Jersey 07003	Owned	1983	N/A	$ 448.8
Bayonne 20th 464-472 Avenue C Bayonne, New Jersey 07002	Owned	1972	N/A	$ 334.9
Bayonne 26th 569 Broadway Bayonne, New Jersey 07002	Owned	1976	N/A	$ 335.4
Belleville 208-218 Washington Street Belleville, New Jersey 07109	Owned	1973	N/A	$ 408.8
Bergen/Harrison 533 Bergen Avenue Jersey City, New Jersey 07304	Owned	1960	N/A	$ 250.4
Bergen Journal Square 895 Bergen Avenue Jersey City, New Jersey 07306	Leased	12/28/01	1/31/07	$ 70.3
Berkeley Holiday Plaza 2 1 Plaza Drive Toms River, New Jersey 08753	Leased	7/5/94	7/31/04	$ 128.5
Bloomfield 11 Broad Street Bloomfield, New Jersey 07003	Owned	1960	N/A	$ 1,067.7
Brick Township 1930 Route 88 Brick, New Jersey 08724	Leased	2/1/94	1/31/04	$ 78.8
Bridgewater 715 Promenade Boulevard, Unit 2 Bridgewater, New Jersey 08807	Leased	1/1/01	10/31/05	$ 463.8

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration	Net Book Value (In thousands)
Brookdale 1260 Broad Street Bloomfield, New Jersey 07003	Owned	1968	N/A	$ 610.8
Clark 10 Westfield Avenue Clark, New Jersey 07066	Owned	1998	N/A	$ 676.2
Denville 490 East Main Street Denville, New Jersey 07834	Leased	6/1/99	5/31/04	$ 101.2
Dumont 21 Washington Avenue Dumont, New Jersey 07628	Owned	1971	N/A	$ 359.5
Dunellen 333 North Avenue Dunellen, New Jersey 08812	Owned	1978	N/A	$ 639.0
East Brunswick 308 Rues Lane East Brunswick, New Jersey 08816	Leased	11/1/84	9/30/11	$ 511.2
East Windsor Rte 130 & Dutch Neck Road East Windsor, New Jersey 08520	Owned	1978	N/A	$ 454.4
Freehold (2) 4331 Route 9 and Pond Road Freehold, New Jersey 07728	Leased	1996	5/31/10	$ 245.8
Greenbrook 930 N. Washington Avenue Green Brook, New Jersey 08812	Owned	1978	N/A	$ 245.2
Greenville 1553 Kennedy Boulevard Jersey City, New Jersey 07305	Owned	1963	N/A	$ 423.4
Heights 3670 Kennedy Boulevard Jersey City, New Jersey 07307	Owned	1964	N/A	$ 1,312.1
Hillsborough 425 Route 206 Hillsborough, New Jersey 08876	Owned	1992	N/A	$ 971.0
Hoboken 77 River Street Hoboken, New Jersey 07030	Leased	5/12/95	5/31/05	$ 65.5

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration	Net Book Value (In thousands)
Kearny 249 Kearney Avenue Kearny, New Jersey 07032	Owned	1998	N/A	$ 740.5
Keyport c/o Stop and Shop Supermarket 100 Highway 35 Keyport, New Jersey 07735	Leased	11/12/98	11/30/03	$ 128.2
Lafayette 350 Communipaw Avenue Jersey City, New Jersey 07304	Owned	1960	N/A	$ 53.0
Leonia 320-322 Broad Avenue Leonia, New Jersey 07605	Leased	2/1/72	1/31/07	$ 16.3
Main 239 Washington Street Jersey City, New Jersey 07302	Leased	4/1/88	3/31/08	$ 139.8
Manasquan Highway 71 and 205 Main Street Manasquan, New Jersey 08736	Leased	3/1/00	2/28/07	$ 297.8
Monroe 170 Overlook Drive Monroe, New Jersey 08343	Leased	6/1/97	5/31/07	$ 145.9
Montgomery 2162 Route 206 South Belle Mead, New Jersey 08502	Leased	12/1/95	6/30/03	$ 75.1
Morris Plains Routes 10 & 202 Morris Plains, New Jersey 07950	Leased	2/1/88	1/31/06	$ 146.4
New Providence 65 South Street New Providence, New Jersey 07974	Owned	1996	N/A	$ 1,223.0
Ocean Grove (2) 40 Main Street Ocean Grove, New Jersey 07756	Leased	1992	1/22/18	$ 162.7
Ocean Township 1502 Route 35 South Ocean Township, New Jersey 07712	Leased	4/1/98	3/31/18	$ 877.9

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration	Net Book Value (In thousands)
Oradell (3) 550 Kinderkamack Road Oradell, New Jersey 07649	Leased	7/1/97	6/30/02	$ 92.7
Piscataway Centennial Square Shopping Plaza 1297 Centennial Avenue, Unit 1 Piscataway, New Jersey 08854	Leased	3/15/99	3/31/04	$ 282.6
Point Pleasant 604-610 Laurel Avenue Pt. Pleasant, New Jersey 08742	Owned	2002	N/A	$ 2,045.1
Roseland 161 Eagle Rock Avenue Roseland, New Jersey 07068	Leased	4/1/98	3/31/08	$ 95.9
South Freehold 3585 Route 9 North Freehold, New Jersey 07728	Leased	4/1/98	3/31/03	$ 24.3
South Orange 159 South Orange Avenue South Orange, New Jersey 07079	Owned	1995	N/A	$ 783.6
Teaneck 464 Cedar Lane Teaneck, New Jersey 07666	Leased	1/1/76	12/31/05	$ 123.5
Toms River Bellcrest Plaza 953 Fischer Boulevard Toms River, New Jersey 08753	Leased	7/5/94	7/31/04	$ 155.2
Union City 3720 Bergenline Avenue Union City, New Jersey 07087	Owned	1974	N/A	$ 869.2
Wall Route 35 & New Bedford Road Wall Township, New Jersey 07719	Leased	11/15/86	11/30/11	$ 183.9
West New York – 55th Street 5410 Bergenline Avenue West New York, New Jersey 07093	Owned	1970	N/A	$ 1,019.0
West New York – 60th Street 6002 Broadway and 60th Street West New York, New Jersey 07093	Owned	1971	N/A	$ 542.8

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration	Net Book Value (In thousands)
West New York – 62nd Street 6141 Bergenline Avenue West New York, New Jersey 07093	Owned	1985	N/A	$ 574.0

(1) The main office building also houses certain administrative offices.
(2) The Provident Bank owns the building but leases the land.
(3) The Provident Bank is negotiating an extension of this lease.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1994:	Quarter 1	6.25%	3.56%	4.50%	6.77%
	Quarter 2	7.25%	4.26%	5.51%	7.34%
	Quarter 3	7.75%	4.80%	5.96%	7.62%
	Quarter 4	8.50%	5.68%	7.20%	7.84%
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
As of _ 8/2/02		4.75%	1.68%	1.75%	4.88%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 5, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	59,347	267	12-31	05/59	62.92	9,750
GSB	Golden State Bancorp of CA	NYSE	CA,NV	Div.	54,089	352	12-31	10/83	32.07	4,370
DSL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	10,913	144	12-31	01/71	41.21	1,164
WES	Westcorp of Irvine CA	NYSE	California	Div.	10,813	24	12-31	05/86	19.20	752
NDE	IndyMac Bancorp of CA	NYSE		Thrift	7,167	0		/	21.19	1,256
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,567	29	12-31	12/83	26.90	465
PFB	PFF Bancorp, Inc. of Pomona CA	AMEX	Southern CA	Thrift	3,043	24	03-31	03/96	33.95	450
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	1,863	9	12-31	/	28.00	160
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,451	20	06-30	12/93	35.20	233
ITLA	ITLA Capital Corp of CA (3)	OTC	Los Angeles CA	Thrift	1,405	6	12-31	10/95	28.94	168
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,042	11	06-30	06/96	22.75	124
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	738	4	12-31	04/98	6.90	107
MBBC	Monterey Bay Bancorp of CA	OTC	West Central CA	Thrift	542	8	12-31	02/95	17.25	60
LFCO	Life Financial Corp of CA	OTC	Southern CA	Thrift	258	5	12-31	06/97	3.75	5
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	182	4	12-31	01/96	13.99	13
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	5,631	38	09-30	12/85	16.91	425
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,596	80	12-31	11/83	8.40	489
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	2,349	38	12-31	05/01	20.17	319
HARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	1,925	32	09-30	03/98	24.05	582
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	841	12	12-31	01/94	28.10	101
FFBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	809	18	09-30	12/00	17.50	96
FDTR	Federal Trust Corp of FL	OTC	Northcentral FL	Thrift	307	3	12-31	12/97	3.80	21
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,NJ,PA,RI,CT	M.B.	36,833	515	12-31	08/86	13.69	3,614

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 5, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,107	86	12-31	11/93	31.75	2,818
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	21,072	74	12-31	01/94	45.04	4,477
HCBK	Hudson Cty Bcp MHC of NJ(38.8) (3)	OTC	New Jersey	Thrift	12,296	81	12-31	07/99	18.09	3,510
RSLN	Roslyn Bancorp, Inc. of NY (3)	OTC	Long Island NY	M.B.	9,445	32	12-31	01/97	20.96	1,754
NYCB	New York Community Bcrp of NY (3)	OTC	NY,NJ	Thrift	9,271	114	12-31	11/93	27.51	2,970
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	7,910	71	12-31	03/98	29.21	1,680
SIB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	6,171	32	12-31	12/97	19.50	1,188
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,257	58	12-31	10/00	17.54	656
NWSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,NY,OH	Thrift	4,197	124	06-30	11/94	11.42	543
FNFG	First Niagara MHC of NY (38.9) (3)	OTC	North/Central NY	Thrift	2,855	38	12-31	04/98	27.95	721
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	2,800	19	06-30	06/96	24.01	620
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,509	52	03-31	07/98	26.85	408
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,194	23	12-31	04/98	13.90	420
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	1,868	22	12-31	11/86	24.15	219
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,843	21	06-30	07/94	25.69	189
CMSB	Commonwealth Bancorp Inc of PA	OTC	Southeastern PA	M.B.	1,770	60	12-31	06/96	30.20	295
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,722	16	12-31	07/96	20.52	294
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,618	38	06-30	07/87	24.90	142
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,505	10	12-31	11/95	18.31	241
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,294	17	12-31	06/90	13.24	97
TRYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,117	21	09-30	03/99	27.85	277
PRTR	Partners Trust MHC of NY(46.4)	OTC	Western NY	Thrift	1,038 P	9	12-31	04/02	14.00	199
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,033	34	12-31	12/88	10.75	69
PBCP	Provident Bcp MHC of NY (45.1)	OTC	Southern NY	Thrift	920	17	09-30	01/99	28.13	226
PFNC	Progress Financial Corp. of PA	OTC	Southeastern PA	Thrift	875	20	12-31	07/83	8.76	61
FBBC	First Bell Bancorp, Inc. of PA	OTC	Pittsburgh PA	Thrift	872	7	12-31	06/95	16.00	76
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	871	14	12-31	03/96	17.85	94
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	852	19	09-30	04/98	15.53	69
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	778	8	12-31	12/97	26.99	135
THTL	Thistle Group Holdings of PA	OTC	Philadelphia PA	Thrift	741	13	12-31	07/98	10.31	67
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	721	13	12-31	07/94	21.00	57
WGBC	Willow Grove Bancorp of PA	OTC	Philadelphia PA	Thrift	700 P	13	06-30	04/02	11.00	124
SFFS	Sound Fed Bp MHC of NY (42.1)	OTC	NY,CT	Thrift	624	8	03-31	10/98	22.75	109

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 5, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	592	11	09-30	06/88	18.11	42
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	583	5	09-30	08/87	21.00	46
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	551	11	12-31	11/89	14.25	73
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	504	7	09-30	01/95	16.25	33
EQSB	Equitable Bank of Wheaton MD	OTC	Central MD	Thrift	470	5	09-30	09/93	25.75	34
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	450	5	03-31	10/94	10.50	24
LFED	Leeds Fed Bksr MHC of MD(27.3)	OTC	Baltimore MD	Thrift	438	2	06-30	05/94	30.60	139
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	432	11	09-30	07/98	12.07	71
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	432	9	09-30	06/99	6.30	19
PHFC	Pittsburgh Home Fin Corp of PA	OTC	Pittsburgh PA	Thrift	416	9	09-30	04/96	12.25	17
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	407 D	6	06-30	11/93	15.81	43
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	375	8	12-31	03/95	23.55	81
WEBK	West Essex Bp MHC of NJ (40.1)	OTC	NorthCentral NJ	Thrift	373	8	12-31	10/98	18.20	88
FLBC	Finger Lakes Bancorp Inc of NY	OTC	Western NY	Thrift	357	7	12-31	11/00	19.56	62
ONFC	Oneida Fincl MHC of NY (45.7)	OTC	Central NY	Thrift	355	6	12-31	12/98	16.56	84
LIBB	Liberty Bancrp MHC of NJ(39.2)	OTC	Northeast NJ	Thrift	346	7	12-31	07/98	25.90	85
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	330	10	12-31	12/01	14.50	46
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	315 D	5	07-31	08/88	8.45	39
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	283	6	12-31	03/85	24.74	24
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	261	6	06-30	02/87	21.15	41
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	259	6	12-31	06/85	11.65	16
PBHC	Pathfinder BC MHC of NY (39.1) (3)	OTC	Upstate NY	Thrift	250	5	12-31	11/95	11.10	29
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	249	4	12-31	10/99	23.90	69
PLSK	Pulaski Bncp MHC of NJ (41.8)	OTC	New Jersey	Thrift	233	6	12-31	04/97	32.20	62
GCBC	Green Co Bcrp MHC of NY (43.0)	OTC	Southeast NY	Thrift	211	6	06-30	12/98	18.17	37
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	206	5	06-30	01/97	17.34	16
PRBC	Prestige Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	192	4	12-31	06/96	13.60	14
SKBO	Skibo Fin Corp MHC of PA(39.8)	OTC	Western PA	Thrift	155	3	03-31	04/97	13.00	41
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	82	1	09-30	03/99	8.80	20
SVBI	Severn Bancorp Inc of MD	OTC	Central Maryland	Thrift	0	2	12-30	/	15.90	65

Mid-West Companies

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 5, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
CFB	Commercial Federal Corp. of NE	NYSE	CO,IA,NE,KS,OK	M.B.	12,747	195	12-31	12/84	25.15	1,142
CFFN	Capitol Fd Fn MHC of KS (30.0)	OTC	Kansas	Thrift	8,801	34	09-30	04/99	25.03	1,856
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	6,403	75	12-31	04/97	19.90	582
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	5,618	33	12-31	01/90	34.05	791
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,507	54	03-31	07/92	21.87	547
BKMU	Bank Mutual Cp MHC of WI(49.8)	OTC	WI,MN	Thrift	2,850	70	12-31	11/00	19.25	426
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	2,611	84	12-31	11/89	19.59	389
STFR	St. Francis Cap. Corp. of WI	OTC	Milwaukee WI	Thrift	2,211	22	09-30	06/93	23.50	220
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,936	29	12-31	07/98	8.38	296
SUFI	Superior Financial Corp of AR	OTC	Eastcentral AR	Thrift	1,752	60	12-31	02/99	18.39	158
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,648	24	06-30	01/99	17.90	252
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,583	23	12-31	07/98	13.80	183
METF	Metropolitan Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,579	24	12-31	10/96	3.00	48
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,133	14	12-31	10/95	18.26	124
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,045	22	12-31	/	13.80	110
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	946	15	03-31	03/01	20.15	182
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	931	8	09-30	09/85	23.20	195
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	766	17	12-31	12/99	19.05	115
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	719	13	12-31	06/94	18.01	79
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	704	8	12-31	04/98	16.50	77
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	700	13	06-30	12/92	11.49	61
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	691	32	06-30	04/92	11.50	38
FBCI	Fidelity Bancorp of Chicago IL	OTC	Chicago IL	Thrift	686	5	09-30	12/93	21.60	67
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	658	16	06-30	04/99	12.50	53
FFKY	First Fed. Fin. Corp. of KY	OTC	Central KY	Thrift	640	13	06-30	07/87	22.69	85
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	566	16	09-30	09/93	13.41	33
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	533	11	12-31	03/87	13.05	41
KNK	Kankakee Bancorp, Inc. of IL	AMEX	Northeast IL	Thrift	532	14	12-31	01/93	36.30	43
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	519	12	09-30	10/94	19.15	44
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	516	19	09-30	04/98	11.24	50
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	498	8	12-31	12/98	17.58	88
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	488	6	09-30	08/88	9.80	44
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	486	15	09-30	07/87	18.00	63

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 5, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	480	9	09-30	03/00	20.74	52
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	435	5	12-31	10/97	21.85	90
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	422	7	09-30	03/94	22.70	30
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	399	9	12-31	03/96	26.65	45
GFED	Guaranty Fed Bancshares of MO	OTC	Southwest MO	Thrift	394	9	06-30	12/97	14.10	53
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	366	3	06-30	05/01	18.25	75
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	355	5	12-31	05/96	19.50	29
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	352	6	12-31	07/94	19.75	36
WAYN	Wayne Svgs Bks MHC of OH(47.5)	OTC	Central OH	Thrift	335	10	03-31	06/93	20.20	52
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	305	6	12-31	04/97	27.00	26
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	297	6	12-31	02/98	12.59	46
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	294	[illegible]	09-30	12/98	18.40	50
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	292	5	12-31	02/95	18.37	25
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	288	9	12-31	01/99	16.25	41
STBI	Sturgis Bancorp of MI	OTC	Southcentral MI	Thrift	283	11	12-31	11/88	10.35	31
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	282	7	12-31	01/88	12.01	20
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	282	6	06-30	05/97	14.35	26
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	276	7	12-31	12/97	14.37	35
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	263	8	06-30	04/94	17.91	22
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	256	10	06-30	12/93	11.45	19
FFBI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	243	6	12-31	09/00	18.25	37
JXSB	Jcksnville Bcp MHC of IL(45.6)	OTC	Central IL	Thrift	242	7	12-31	04/95	11.45	22
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	241	3	12-31	08/96	21.41	26
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	237	4	06-30	04/93	15.02	21
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	231	8	12-31	04/95	20.58	25
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	230	3	12-31	06/95	15.24	24
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	228	6	09-30	07/92	6.54	22
BFFC	Big Foot Financial Corp. of IL	OTC	Chicago IL	Thrift	220	3	06-30	12/96	17.92	27
SFBI	Security Financial Bcrp of IN	OTC	Northeast IN	Thrift	200	6	06-30	01/00	19.05	36
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	199	5	12-31	12/96	27.35	22
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	196	2	12-31	04/01	16.10	23
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	180	7	06-30	04/99	14.56	26
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	171	3	12-31	06/95	24.00	20

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 5, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	165	5	12-31	08/87	2.01	12
FKAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	154	6	12-31	06/98	12.90	12
FFSL	First Independence Corp. of KS	OTC	Southeast KS	Thrift	153	3	09-30	10/93	16.00	15
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	148	3	12-31	04/96	11.79	10
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	146	2	12-31	12/96	11.00	9
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	144	3	12-31	01/95	19.40	14
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	143	3	06-30	07/95	17.20	21
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	142	1	12-31	06/95	17.00	16
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	142	3	09-30	10/95	11.22	15
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	141	1	06-30	05/95	11.25	17
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	138	4	06-30	04/97	11.75	17
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	137	3	06-30	03/95	14.00	9
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	136	2	12-31	12/93	13.60	16
LXMO	Lexington B&L Fin. Corp. of MO	OTC	West Central MO	Thrift	135	3	09-30	06/96	14.25	11
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	130	2	06-30	04/96	12.80	16
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	127	3	06-30	03/98	12.90	21
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	126	4	12-31	06/98	4.67	7
CBES	CBES Bancorp, Inc. of MO	OTC	Western MO	Thrift	122	2	06-30	09/96	13.80	12
PBNC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	121	3	12-31	10/01	17.00	26
GCFC	Grand Central Fin. Corp. of OH	OTC	Northeast OH	Thrift	115	2	12-31	12/98	9.85	17
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	115	3	06-30	02/95	11.11	12
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	108	3	06-30	02/95	12.14	15
WCFB	Wbstr Cty Fed MHC of IA (38.5)	OTC	Central IA	Thrift	102	1	12-31	08/94	17.11	32
SFFC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	97	3	06-30	01/94	9.10	12
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	96	1	12-31	10/98	14.95	23
KYF	Kentucky First Bancorp of KY	AMEX	Central KY	Thrift	79	2	06-30	08/95	14.00	13
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	68	2	06-30	07/96	3.90	5
New England Companies										
WBST	Webster Financial Corp. of CT	OTC	CT	Thrift	12,342	109	12-31	12/86	35.60	1,724
PBCT	Peoples Bank, MHC of CT (40.8) (3)	OTC	CT	Div.	11,355	150	12-31	07/88	24.57	1,516

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 5, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	3,450	42	12-31	11/98	20.75	498
AMFH	American Fin. Holdings of CT (3)	OTC	Central CT	Thrift	2,835	34	12-31	11/99	28.08	628
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,458	28	12-31	03/00	32.30	363
FAB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	2,294	28	03-31	01/97	24.70	200
FESX	First Essex Bancorp, Inc of MA (3)	OTC	MA,NH	Div.	1,672	20	12-31	08/87	29.89	227
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,460	11	12-31	10/95	29.65	133
BRKLD	Brookline Bancorp of MA (3)	OTC	Eastern MA	Thrift	1,457 P	6	12-31	07/02	11.25	659
MDBK	Medford Bancorp, Inc. of MA (3)	OTC	Eastern MA	Thrift	1,446	19	12-31	03/86	34.81	272
PORT	Port Fin. Corp of Brighton MA	OTC	Eastern MA	Thrift	1,235	10	12-31	04/00	38.55	214
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,035	11	12-31	06/00	23.97	147
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	989	15	12-31	05/86	29.93	141
ABBK	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	849	13	12-31	06/86	18.50	59
WFD	Westfield Finl MHC of MA(47.0) (3)	AMEX	Southwestern MA	Thrift	785	10	12-31	12/01	14.89	158
WRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	694	12	12-31	03/99	18.30	68
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	614	18	06-30	02/86	19.40	84
BYS	Bay State Bancorp, Inc. of MA	AMEX	Eastern MA	Thrift	529	6	03-31	03/98	54.00	89
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	488	14	12-31	05/86	16.55	32
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	468	8	03-31	10/86	30.50	50
WRNB	Warren Bancorp of Peabody MA (3)	OTC	Eastern MA	R.E.	461	6	12-31	07/86	11.38	85
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	439	11	06-30	08/87	14.26	38
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	439	5	12-31	05/86	12.45	55
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	397	6	12-31	12/88	29.00	60
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	397	9	12-31	12/86	13.06	34
MYST	Mystic Fin., Inc of Medford MA (3)	OTC	Eastern MA	Thrift	326	5	06-30	01/98	16.95	25
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	176 D	5	04-30	12/87	14.85	20
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	148	3	09-30	03/96	24.75	22
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,047	115	09-30	11/82	23.99	1,526
STSA	Sterling Financial Corp. of WA	OTC	WA,ID,OR,MT	M.B.	2,996	77	12-31	06/83	17.17	205
KFBI	Klamath First Bancorp of OR	OTC	Southern OR,WA	Thrift	1,448	56	09-30	10/95	15.90	108

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 5, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	772	15	03-31	08/86	12.10	162
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	687	10	12-31	12/85	16.22	85
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	676	12	03-31	10/99	18.27	92
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	602	18	12-31	01/98	15.70	113
OTFC	Oregon Trail Fin. Corp. of OR	OTC	Northeast OR,WA	Thrift	399 D	9	03-31	10/97	19.87	59
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	399	13	09-30	01/98	16.30	72
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	392	12	03-31	10/97	14.84	65
FBNW	FirstBank NW Corp. of ID	OTC	West WA/East ID	Thrift	308	8	03-31	07/97	18.35	26
EFBC	Empire Federal Bancorp of MT	OTC	Southern MT	Thrift	203	5	12-31	01/97	14.00	21
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,297	44	09-30	11/83	29.00	387
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA,AL	Thrift	945	5	09-30	10/01	27.39	543
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	799	16	09-30	09/90	14.15	150
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	691	16	12-31	05/96	24.99	75
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	507	15	09-30	04/95	24.75	59
COOP	Cooperative Bancshares of NC	OTC	Eastern NC	Thrift	463	17	12-31	08/91	13.75	39
CSBC	Citizen So.Bkg MHC of NC(41.6)	OTC	Southwest NC	Thrift	445	9	12-31	04/98	18.70	79
ANA	Acadiana Bancshares, Inc of LA	AMEX	Southern LA	Thrift	312	5	12-31	07/96	24.75	29
UFBS	Union Fin Bancshares Inc of SC	OTC	Northwest SC	Thrift	304	6	09-30	08/87	13.25	26
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	263	6	03-31	03/88	12.05	27
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	263	3	09-30	07/00	24.50	28
FGHC	First Georgia Hold., Inc of GA	OTC	Southeastern GA	Thrift	249	6	09-30	02/87	3.61	28
BFSB	Bedford Bancshares, Inc. of VA	OTC	Southwest VA	Thrift	240	4	09-30	08/94	16.05	32
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	212	2	12-31	10/96	7.75	24
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	190	3	12-31	04/97	18.00	29
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	143	5	09-30	02/95	11.55	9
HSTD	Homestead Bancorp, Inc. of LA	OTC	Southeastern LA	Thrift	127	3	12-31	07/98	8.95	8
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	124	2	06-30	12/97	12.60	22
SRN	Southern Banc Company of AL	AMEX	Northeast AL	Thrift	107	4	06-30	10/95	12.00	12
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	106	3	12-31	01/98	10.75	14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 5, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
CBSA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,473	50	12-31	03/92	27.76	147
JXVL	Jacksonville Bancorp Inc of TX	OTC	East Central TX	Thrift	399	9	09-30	04/96	23.00	41
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	203	2	06-30	06/95	15.00	17
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	180	6	12-31	08/86	9.00	13
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,570	3	12-31	10/96	11.03	71
HCBC	High Country Bancorp of CO	OTC	Southcentral CO	Thrift	170	4	06-30	12/97	18.63	17
CRZY	Crazy Woman Creek Bncorp of WY	OTC	Northeast WY	Thrift	72	3	09-30	03/96	12.65	10
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 08/05/02

EXHIBIT III-2
Public Market Pricing of New Jersey Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Market Pricing Comparatives
Prices As of August 2, 2002

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	18.56	261.46	1.12	14.83	14.89	128.66	13.10	137.21	16.41	0.43	2.43	34.36	1,957	10.41	0.72	0.84	8.68	0.74	7.51
All Public Companies	18.56	261.46	1.12	14.83	14.89	128.66	13.10	137.21	16.41	0.43	2.43	34.36	1,957	10.41	0.72	0.84	8.68	0.74	7.51
State of NJ	17.34	250.63	1.06	9.75	17.23	182.57	16.94	186.39	17.64	0.47	2.75	35.62	2,859	9.01	0.29	1.02	11.26	0.99	10.92
Comparable Group																			
State of NJ																			
FMCO FMS Fin Corp. of Burlington NJ	10.75	69.49	0.92	8.30	10.97	129.52	6.73	129.52	11.68	0.12	1.12	13.04	1,033	5.20	0.33	0.67	12.44	0.63	11.68
FSLA First Sentinel Bancorp of NJ	13.90	419.79	0.85	7.44	16.16	186.83	19.13	191.20	16.35	0.38	2.73	44.71	2,194	10.24	0.09	1.25	11.44	1.24	11.30
HCBK Hudson Cty Bcp MHC of NJ(38.8)	18.09	673.92	0.76	6.68	23.80	270.81	28.55	270.81	23.80	0.36	1.99	9.09	12,296	10.54	0.15	1.36	11.31	1.36	11.31
LIBB Liberty Bancrp MHC of NJ(39.2)(7)	25.90	31.05	0.39	9.64	NM	268.67	24.49	268.67	NM	0.12	0.46	11.29	346	9.11	0.12	0.42	4.38	0.39	4.07
OCFC OceanFirst Fin. Corp of NJ	20.52	293.56	1.19	10.02	15.31	204.79	17.04	207.27	17.24	0.72	3.51	60.50	1,722	8.32	0.23	1.11	12.80	0.98	11.37
PBCI Pamrapo Bancorp, Inc. of NJ	14.25	73.16	1.15	9.40	12.39	151.60	13.29	151.60	12.39	0.75	5.26	65.22	551	8.77	0.68	1.13	12.55	1.13	12.55
PFSB PennFed Fin. Services of NJ	25.69	188.77	1.89	15.85	13.52	162.08	10.24	170.13	13.59	0.40	1.56	21.16	1,843	6.32	0.15	0.77	12.15	0.76	12.08
PLSK Pulaski Bncp MHC of NJ (41.8)(7)	32.20	25.86	0.74	13.34	NM	241.38	26.52	241.38	NM	0.40	1.24	22.60	233	10.99	1.16	0.44	4.14	0.60	5.67
WEBK West Essex Bp MHC of NJ (40.1)	18.20	35.73	0.64	10.56	28.44	172.35	23.63	184.21	28.44	0.56	3.08	NM	373	13.71	0.42	0.85	6.13	0.85	6.13

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of Comparable

Mid-Atlantic, New England and Midwest Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Market Pricing Comparatives
Prices As of August 2, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	18.56	261.46	1.12	14.83	14.89	128.66	13.10	137.21	16.41	0.43	2.43	34.36	1,957	10.41	0.72	0.84	8.68	0.74	7.51
All Public Companies	18.56	261.46	1.12	14.83	14.89	128.66	13.10	137.21	16.41	0.43	2.43	34.36	1,957	10.41	0.72	0.84	8.68	0.74	7.51
Comparable Group Average	20.00	297.18	0.98	15.44	19.34	128.51	17.22	148.11	20.86	0.49	2.64	50.66	1,692	13.26	0.58	0.96	6.61	0.89	6.09
Mid-Atlantic Companies	27.85	277.02	1.15	16.39	23.80	169.92	24.81	210.19	24.22	0.56	2.01	48.70	1,117	14.60	0.28	1.05	7.03	1.03	6.91
Mid-West Companies	13.36	243.64	0.67	11.08	17.39	119.28	14.04	129.37	20.27	0.40	3.09	55.05	1,723	11.80	0.79	0.86	6.78	0.71	5.69
New England Companies	26.03	387.56	1.36	21.50	20.04	121.65	18.19	145.19	20.07	0.60	2.28	47.24	1,935	14.77	0.40	1.07	6.15	1.08	6.28
Comparable Group																			
Mid-Atlantic Companies																			
TRYF Troy Financial Corp of Troy NY	27.85	277.02	1.15	16.39	23.80	169.92	24.81	210.19	24.22	0.56	2.01	48.70	1,117	14.60	0.28	1.05	7.03	1.03	6.91
Mid-West Companies																			
CITZ CFS Bancorp, Inc of Munster IN	13.80	182.95	0.78	12.62	19.44	109.35	11.55	109.35	17.69	0.40	2.90	51.28	1,583	10.57	0.95	0.57	5.16	0.63	5.66
FPFC First Place Fin. Corp. of OH	17.90	251.73	0.85	13.16	14.92	136.02	15.27	153.12	21.06	0.50	2.79	58.82	1,648	11.23	0.80	1.03	8.80	0.73	6.23
UCFC United Community Fin. of OH	8.38	296.26	0.38	7.45	17.83	112.48	15.30	125.64	22.05	0.30	3.58	NM	1,936	13.60	0.63	0.96	6.39	0.78	5.17
New England Companies																			
AMFH American Fin. Holdings of CT	28.08	627.90	1.12	20.61	22.83	136.24	22.15	174.52	25.07	0.72	2.56	64.29	2,835	16.26	0.16	1.32	6.40	1.20	5.83
BHL Berkshire Hills Bancorp of MA	23.97	147.22	1.59	22.39	17.24	107.06	14.23	115.85	15.08	0.48	2.00	30.19	1,035	13.29	0.63	0.83	5.89	0.95	6.73

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4

Peer Group Market Area Comparative Analysis

Exhibit III-4
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2001 (000)	Proj. Pop. 2006	2000-2001 % Change	2001-2006 % Change	Median Age	Per Capita Income Amount	Per Capita Income % State Average	Unempl. Rate	Deposit Market Share(1)
American Financial Holdings of CT	Hartford	857	863	879	0.7%	1.9%	38.0	26,617	95.7%	4.2%	6.3%
First Sentinal Bancorp of NJ	Middlesex	750	763	812	1.7%	6.4%	35.9	27,388	102.3%	4.8%	4.5%
United Community Financial of OH	Mahoning	258	255	245	-1.1%	-3.9%	40.1	17,783	88.9%	6.6%	21.9%
PennFed Financial Services of NJ	Essex	794	799	815	0.7%	2.0%	35.0	24,744	92.4%	6.7%	6.0%
OceanFirst Financial Corp of NJ	Ocean	511	522	564	2.1%	8.2%	41.4	22,916	85.6%	4.8%	11.1%
First Place Financial Corp of OH	Trumbull	225	224	218	-0.7%	-2.5%	39.4	17,833	89.2%	5.9%	19.6%
CFS Bancorp of IN	Lake	485	484	484	-0.1%	-0.1%	36.2	17,906	90.3%	6.3%	11.2%
Troy Financial Corp of NY	Rensellaer	153	152	149	-0.1%	-1.9%	37.0	20,213	89.2%	4.1%	21.4%
Berkshire Hills Bancorp of MA	Berkshire	135	134	132	-0.4%	-1.8%	40.9	20,646	79.2%	3.7%	31.8%
FMS Financial Corp of NJ	Burlington	423	428	442	1.0%	3.4%	37.4	26,146	97.7%	4.2%	14.2%
Pamrapo Bancorp of NJ	Hudson	609	617	648	1.3%	5.1%	33.9	20,608	77.0%	7.6%	18.0%
	Averages:	**473**	**476**	**490**	**0.5%**	**1.5%**	**37.7**	**22,073**	**89.8%**	**5.4%**	**15.1%**
	Medians:	**485**	**484**	**484**	**0.7%**	**1.9%**	**37.4**	**20,646**	**89.2%**	**4.8%**	**14.2%**
Provident Savings Bank	**Essex**	**794**	**799**	**815**	**0.7%**	**2.0%**	**35.0**	**24,744**	**92.4%**	**6.7%**	**4.1%**
	Hudson	**609**	**617**	**648**	**1.3%**	**5.1%**	**33.9**	**20,608**	**77.0%**	**7.6%**	**4.5%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

EXHIBIT IV-1
Stock Prices:
As of August 2, 2002

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of August 2, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(186)	18.07	9,975	235.9	20.33	13.56	17.74	1.62	16.85	14.71	1.33	1.15	15.40	14.53	167.98
NYSE Traded Companies(11)	27.03	78,457	2,203.2	34.77	20.48	26.27	1.27	-4.29	8.39	2.46	2.20	16.70	15.20	241.52
AMEX Traded Companies(16)	21.69	3,744	86.4	24.10	15.64	21.12	1.88	24.48	21.31	1.59	1.32	19.04	18.03	208.61
NASDAQ Listed OTC Companies(159)	17.10	6,126	122.2	18.99	12.89	16.82	1.61	17.43	14.44	1.22	1.06	14.93	14.12	158.87
California Companies(14)	29.32	30,393	1,311.4	35.80	20.75	28.17	3.84	12.65	15.96	2.73	2.61	19.77	19.60	250.34
Florida Companies(7)	16.99	19,710	290.4	19.02	11.50	16.78	-0.04	23.44	18.03	0.91	0.87	11.37	10.55	140.95
Mid-Atlantic Companies(37)	17.81	18,468	352.8	19.88	12.77	17.51	1.70	24.29	19.29	1.22	1.14	13.43	12.48	173.96
Mid-West Companies(88)	16.34	4,925	88.3	18.10	12.73	16.13	1.10	14.13	11.90	1.18	0.94	15.38	14.62	152.31
New England Companies(7)	31.05	10,549	351.4	34.58	20.87	29.82	3.06	27.79	25.99	2.16	1.73	21.48	18.04	263.84
North-West Companies(9)	17.35	11,588	244.0	19.24	13.47	16.85	3.01	15.00	14.78	1.24	0.99	15.50	14.21	146.90
South-East Companies(17)	16.16	3,286	57.3	17.80	12.35	15.98	1.77	16.09	16.24	1.09	0.99	15.33	14.96	145.04
South-West Companies(4)	18.69	2,424	54.6	22.82	15.58	18.61	1.37	11.06	10.19	2.13	2.08	17.18	15.36	247.69
Western Companies (Excl CA)(3)	14.10	2,717	32.7	16.92	12.33	13.84	2.98	2.27	2.09	1.13	1.17	15.20	15.10	174.02
Thrift Strategy(173)	17.95	7,813	207.5	20.03	13.51	17.59	1.81	17.30	14.80	1.31	1.14	15.47	14.70	164.53
Mortgage Banker Strategy(9)	21.85	47,738	744.1	26.27	15.41	21.74	-0.14	14.49	16.68	1.67	1.34	15.35	12.39	230.16
Real Estate Strategy(2)	10.65	4,894	52.5	12.63	8.90	10.73	-0.80	1.13	4.44	1.18	0.83	9.18	9.15	120.37
Diversified Strategy(2)	19.20	39,172	752.1	32.00	15.53	21.15	-9.22	-6.34	2.84	1.40	1.36	15.62	15.62	276.03
Companies Issuing Dividends(162)	18.23	10,099	245.0	20.45	13.74	17.93	1.49	16.25	14.54	1.35	1.18	15.57	14.66	167.30
Companies Without Dividends(23)	16.86	9,255	169.6	19.57	12.47	16.23	2.91	16.42	12.88	1.20	0.91	14.78	14.23	182.51
Equity/Assets <6%(13)	15.40	17,244	316.3	20.28	11.95	15.48	-0.03	6.24	12.24	1.28	0.84	12.74	11.50	241.49
Equity/Assets 6-12%(131)	19.06	10,403	265.6	21.35	14.13	18.66	1.79	17.44	15.73	1.46	1.30	15.71	14.70	183.93
Equity/Assets >12%(41)	15.77	6,775	124.6	17.24	12.40	15.49	1.61	15.34	10.64	0.94	0.80	15.55	15.20	101.72
Actively Traded Companies(14)	25.41	52,997	1,555.5	29.63	18.57	25.09	0.50	12.67	14.99	2.04	2.32	15.17	13.06	203.17
Market Value Below $20 Million(39)	12.20	1,187	13.7	13.76	9.95	12.10	0.91	8.53	9.37	0.69	0.56	14.01	13.71	141.16
Holding Company Structure(183)	18.12	10,104	239.5	20.39	13.60	17.78	1.63	16.61	14.39	1.33	1.15	15.41	14.53	167.38
Assets Over $1 Billion(50)	23.22	29,296	748.6	27.16	16.42	22.73	1.61	15.11	17.87	1.79	1.55	15.08	13.34	200.39
Assets $500 Million-$1 Billion(36)	18.95	4,530	77.9	21.08	13.90	18.50	2.23	22.13	17.74	1.42	1.28	16.32	15.40	184.02
Assets $250-$500 Million(45)	16.50	2,567	39.3	18.03	13.01	16.25	1.22	18.11	13.21	1.27	1.07	15.80	15.22	167.29
Assets less than $250 Million(54)	13.92	1,404	17.7	15.28	11.18	13.72	1.63	11.92	9.72	0.89	0.76	15.06	14.80	130.04
Goodwill Companies(108)	18.30	12,990	264.1	20.83	13.69	17.92	1.91	14.59	14.01	1.34	1.12	15.12	13.64	171.85
Non-Goodwill Companies(77)	17.78	5,661	197.2	19.66	13.47	17.50	1.24	18.72	14.88	1.33	1.20	16.02	16.02	164.67
Acquirors of FSLIC Cases(7)	29.66	49,460	2,273.1	36.01	22.95	28.55	3.01	-2.81	8.07	2.40	3.07	19.21	18.32	252.31

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 2, 2002

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(33)	21.74	18,909	479.7	24.48	15.10	21.21	2.30	21.23	20.84	1.31	1.29	14.29	13.26	157.08
NYSE Traded Companies(2)	32.27	80,155	2,832.4	37.16	20.76	31.53	4.84	17.28	22.77	-0.62	0.70	13.32	10.88	156.65
AMEX Traded Companies(4)	19.01	3,069	60.3	21.85	13.95	18.48	2.57	20.45	16.66	1.44	1.44	15.69	15.14	163.03
NASDAQ Listed OTC Companies(27)	21.35	16,635	363.3	23.91	14.84	20.84	2.06	21.66	21.34	1.44	1.32	14.15	13.16	156.20
California Companies(1)	28.94	5,789	167.5	31.85	17.75	27.45	5.43	57.71	38.07	3.14	3.13	24.44	24.43	242.68
Mid-Atlantic Companies(9)	25.69	45,103	1,291.8	29.36	17.01	25.24	2.30	20.65	21.17	1.14	1.18	12.22	10.53	154.87
New England Companies(19)	21.18	9,258	177.5	23.85	15.28	20.61	2.16	19.32	19.10	1.39	1.36	15.51	14.52	166.58
North-West Companies(3)	15.53	7,867	112.7	16.59	10.43	15.23	1.95	26.06	26.86	1.08	0.96	12.09	12.07	108.02
South-East Companies(1)	7.75	3,138	24.3	8.20	6.01	7.55	2.65	9.93	13.97	0.29	0.29	7.59	7.59	67.62
Thrift Strategy(29)	21.76	17,760	466.6	24.47	15.04	21.26	2.31	21.78	20.77	1.24	1.30	14.87	13.77	158.09
Mortgage Banker Strategy(1)	20.96	83,684	1,754.0	24.15	15.62	20.25	3.51	1.90	19.77	1.43	1.45	6.53	6.52	112.87
Real Estate Strategy(1)	11.38	7,440	84.7	12.96	8.50	12.10	-5.95	25.47	20.42	0.93	0.86	5.78	5.78	61.93
Diversified Strategy(2)	27.02	8,344	223.3	30.52	18.90	25.58	5.70	21.07	22.63	2.42	1.39	14.37	13.25	212.75
Companies Issuing Dividends(32)	21.51	19,333	489.8	24.24	15.01	21.01	2.20	20.05	20.29	1.25	1.24	13.97	12.90	154.32
Companies Without Dividends(1)	28.94	5,789	167.5	31.85	17.75	27.45	5.43	57.71	38.07	3.14	3.13	24.44	24.43	242.68
Equity/Assets <6%(4)	19.17	24,635	516.5	21.66	13.28	18.69	2.17	16.38	25.22	1.60	1.09	9.78	9.57	184.69
Equity/Assets 6-12%(23)	23.32	18,031	524.6	26.41	16.09	22.76	2.26	21.59	20.05	1.36	1.43	14.83	13.66	167.07
Equity/Assets >12%(6)	17.69	18,314	290.4	19.30	12.66	17.22	2.53	23.16	20.83	0.95	0.94	15.33	14.28	102.08
Converted Last 3 Mths (no MHC)(1)	11.25	58,604	659.3	12.48	6.44	11.14	0.99	58.23	49.60	0.45	0.47	10.54	10.54	24.87
Actively Traded Companies(8)	22.18	5,883	111.2	24.84	16.37	21.61	1.90	13.66	16.59	1.62	1.49	15.37	14.82	161.38
Holding Company Structure(30)	21.63	20,715	525.8	24.47	14.84	21.07	2.40	21.78	21.82	1.24	1.23	14.11	13.00	151.95
Assets Over $1 Billion(15)	25.33	38,266	1,011.3	28.57	16.87	24.40	3.97	23.63	23.18	1.26	1.33	14.49	12.59	148.97
Assets $500 Million-$1 Billion(7)	20.20	5,830	108.1	23.17	13.74	19.79	1.78	25.79	27.09	1.38	1.17	14.28	13.75	156.97
Assets $250-$500 Million(8)	19.04	2,896	46.1	20.96	14.27	18.98	0.10	12.66	14.32	1.46	1.47	14.65	14.32	185.02
Assets less than $250 Million(3)	15.78	1,797	22.2	17.87	12.22	15.62	1.57	22.26	12.73	1.03	0.96	12.49	12.46	120.72
Goodwill Companies(24)	23.81	22,473	619.3	26.88	16.33	23.13	2.90	21.26	20.44	1.39	1.38	14.79	13.35	170.73
Non-Goodwill Companies(9)	16.45	9,803	122.9	18.35	11.95	16.32	0.77	21.15	21.88	1.11	1.08	13.04	13.04	122.22

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. *All figures have been adjusted for stock splits, stock dividends, and secondary offerings.*

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 2, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(21)	17.61	14,424	92.6	20.62	12.83	17.83	-1.22	40.61	17.07	0.52	0.58	10.45	9.95	84.76
BIF-Insured Thrifts(6)	18.51	54,361	280.6	21.05	13.11	17.60	5.51	30.29	17.71	0.78	0.61	11.05	10.50	100.74
AMEX Traded Companies(2)	11.85	6,428	40.2	13.47	8.20	11.67	0.90	41.63	12.09	0.41	0.38	9.80	9.80	55.07
NASDAQ Listed OTC Companies(25)	18.50	26,406	150.7	21.54	13.43	18.45	0.42	37.63	17.80	0.61	0.61	10.69	10.12	92.50
Mid-Atlantic Companies(18)	16.69	22,767	92.3	19.62	12.16	16.52	0.87	34.51	15.65	0.60	0.57	9.46	9.15	80.07
Mid-West Companies(5)	18.21	25,021	198.4	20.70	14.03	18.64	-1.56	22.99	14.40	0.54	0.82	12.06	10.97	107.08
New England Companies(2)	19.73	36,140	345.0	22.14	15.33	19.76	0.64	23.01	13.47	0.83	0.48	13.69	12.75	129.11
South-East Companies(2)	27.39	19,822	108.6	32.49	13.27	26.60	2.97	173.90	56.51	0.15	0.05	13.44	13.44	47.65
Thrift Strategy(26)	17.48	22,445	114.4	20.35	12.50	17.39	0.60	40.18	17.31	0.56	0.59	10.36	9.92	83.74
Diversified Strategy(1)	24.57	61,700	617.9	28.05	20.66	25.12	-2.19	-2.89	15.57	1.19	0.51	15.20	13.32	184.04
Companies Issuing Dividends(26)	18.04	24,944	142.1	20.96	12.90	17.97	0.51	37.92	16.03	0.59	0.59	10.59	10.05	89.58
Companies Without Dividends(1)	14.00	14,217	92.3	16.41	13.00	14.05	-0.36	40.00	40.00	0.47	0.47	10.85	10.85	73.00
Equity/Assets 6-12%(17)	18.47	42,145	236.7	21.89	14.20	18.66	-0.43	21.32	10.00	0.68	0.70	10.42	9.57	110.26
Equity/Assets >12%(10)	17.20	6,671	42.5	19.58	11.61	16.88	1.36	54.74	24.45	0.50	0.48	10.78	10.61	67.24
Holding Company Structure(24)	17.10	23,083	116.1	19.86	12.42	17.04	0.52	32.33	13.67	0.59	0.63	10.15	9.66	86.49
Assets Over $1 Billion(7)	18.73	68,967	382.4	21.66	14.31	19.22	-2.88	25.47	23.12	0.87	0.72	10.97	9.98	109.34
Assets $500 Million-$1 Billion(4)	23.47	12,812	94.2	26.16	14.26	23.00	2.30	88.03	21.41	0.59	0.53	12.93	12.93	78.75
Assets $250-$500 Million(8)	17.60	4,804	28.4	21.99	13.40	17.94	-1.14	28.42	12.09	0.50	0.48	9.22	8.81	82.50
Assets less than $250 Million(8)	14.79	2,387	14.6	16.89	10.84	14.20	3.46	32.85	13.32	0.40	0.56	10.06	9.70	78.97
Goodwill Companies(10)	16.08	20,831	151.9	19.27	12.61	16.42	-1.58	15.43	8.78	0.60	0.63	10.52	9.06	110.10
Non-Goodwill Companies(17)	18.78	26,334	133.0	21.52	13.06	18.50	1.57	50.19	21.77	0.58	0.56	10.64	10.64	77.26
MHC Institutions(27)	17.83	24,408	139.6	20.73	12.90	17.77	0.46	38.03	17.23	0.59	0.59	10.60	10.09	88.75

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 2, 2002

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
Financial Institution		Share(1) ($)	anding (000)	ization(9) ($Mil)	High ($)	Low ($)	Week ($)	Week (%)	Ago(2) (%)	2000(2) (%)	EPS(3) ($)	EPS(3) ($)	Share ($)	Share(4) ($)	Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	31.75	88,766	2,818.3	35.17	24.43	29.67	7.01	6.94	19.99	2.52	2.49	16.96	14.87	249.05
BBX	BankAtlantic Bancorp of FL	8.40	58,269	489.5	13.01	7.00	9.50	-11.58	-23.36	-8.50	0.66	0.68	7.61	5.64	96.03
CFB	Commercial Federal Corp. of NE	25.15	45,413	1,142.1	30.03	21.10	24.60	2.24	-1.72	7.02	2.28	2.30	16.42	12.24	280.68
DSL	Downey Financial Corp. of CA	41.21	28,235	1,163.6	59.47	32.62	39.01	5.64	-28.58	-0.10	4.66	3.77	27.19	27.08	386.51
FED	FirstFed Financial Corp. of CA	26.90	17,270	464.6	36.60	21.41	25.19	6.79	-14.03	4.96	2.91	2.88	19.53	18.91	264.42
FBC	Flagstar Bancorp, Inc of MI	19.90	29,239	581.9	25.84	12.00	20.25	-1.73	29.47	48.29	1.93	-1.30	10.85	10.85	218.98
GSB	Golden State Bancorp of CA(8)	32.07	136,269	4,370.1	39.65	23.50	32.23	-0.50	-4.21	22.64	3.22	2.63	19.77	15.08	396.93
GDW	Golden West Fin. Corp. of CA	62.92	154,957	9,749.9	70.70	45.02	60.00	4.87	-2.22	6.92	5.68	9.79	28.79	28.79	382.99
GPT	GreenPoint Fin. Corp. of NY*	45.04	99,402	4,477.1	51.60	30.23	45.40	-0.79	9.56	25.99	-2.52	1.38	17.62	13.64	211.99
NDE	IndyMac Bancorp of CA	21.19	59,251	1,255.5	28.95	17.55	20.05	5.69	-19.58	-9.37	2.43	-0.71	14.92	14.33	120.96
SOV	Sovereign Bancorp, Inc. of PA	13.69	264,000	3,614.2	15.90	8.13	13.29	3.01	16.51	11.85	0.15	0.74	9.10	3.69	139.52
SIB	Staten Island Bancorp of NY*	19.50	60,908	1,187.7	22.72	11.28	17.65	10.48	25.00	19.56	1.28	0.01	9.02	8.11	101.31
WES	Westcorp of Irvine CA	19.20	39,172	752.1	32.00	15.53	21.15	-9.22	-6.34	2.84	1.40	1.36	15.62	15.62	276.03
AMEX Traded Companies															
ANA	Acadiana Bancshares, Inc of LA	24.75	1,160	28.7	26.86	20.40	24.75	0.00	3.77	6.68	1.87	1.53	22.96	22.96	269.38
ANE	Alliance Bncp of New Eng of CT*	13.06	2,586	33.8	15.45	9.41	13.05	0.08	14.16	19.71	1.16	1.38	8.55	8.53	153.49
BYS	Bay State Bancorp, Inc. of MA	54.00	1,643	88.7	57.75	33.40	48.12	12.22	57.89	47.74	3.43	3.29	33.49	33.49	321.80
BHL	Berkshire Hills Bancorp of MA*	23.97	6,142	147.2	26.70	16.50	22.12	8.36	23.88	18.37	1.39	1.59	22.39	20.69	168.45
BFD	BostonFed Bancorp, Inc. of MA	29.65	4,482	132.9	35.20	20.50	30.15	-1.66	28.35	23.03	2.16	0.30	21.14	17.18	325.69
CNY	Carver Bancorp, Inc. of NY	10.50	2,299	24.1	13.20	8.50	10.50	0.00	16.67	16.67	1.96	2.11	14.89	14.72	195.61
EFC	EFC Bancorp, Inc of Elgin IL	16.50	4,638	76.5	18.50	11.70	15.95	3.45	36.93	19.13	1.14	1.11	15.08	15.08	151.82
FCB	Falmouth Bancorp, Inc. of MA*	24.75	899	22.3	30.01	18.65	24.75	0.00	33.21	17.86	1.81	1.54	19.13	19.13	164.23
FAB	FirstFed America Bancorp of MA	24.70	8,098	200.0	27.20	15.50	23.15	6.70	25.06	42.36	1.54	1.13	19.18	12.30	283.34
GAF	GA Financial Corp., Inc. of PA	17.85	5,288	94.4	19.75	14.86	17.49	2.06	9.51	6.57	0.97	0.93	18.16	18.10	164.63
GOV	Gouverneur Bcp MHC of NY(42.4)	8.80	2,277	8.5	10.70	6.40	8.95	-1.68	34.35	12.82	0.35	0.32	7.42	7.42	35.97
KNK	Kankakee Bancorp, Inc. of IL	36.30	1,181	42.9	40.50	24.85	36.60	-0.82	40.97	23.89	2.98	2.44	34.98	31.27	450.09
KYF	Kentucky First Bancorp of KY	14.00	925	13.0	14.65	12.20	13.75	1.82	9.38	8.11	0.96	0.96	13.28	13.28	85.85
NBN	Northeast Bancorp of Auburn ME*	14.26	2,648	37.8	15.25	11.25	14.00	1.86	10.54	10.71	1.39	1.24	12.69	12.19	165.95
PFB	PFF Bancorp, Inc. of Pomona CA	33.95	13,261	450.2	38.50	22.50	34.02	-0.21	32.10	23.01	2.67	2.65	21.42	21.32	229.46
SZB	SouthFirst Bancshares of AL	11.55	821	9.5	12.95	9.30	11.95	-3.35	-0.35	19.07	-0.60	-0.62	16.22	15.57	173.95
SRN	Southern Banc Company of AL	12.00	1,006	12.1	13.31	9.90	12.00	0.00	17.07	6.67	0.61	0.59	17.33	17.29	106.74
TSH	Teche Hlding Cp of Franklin LA	24.75	2,372	58.7	26.00	18.17	23.50	5.32	28.57	25.00	2.34	2.30	22.38	22.38	213.71
WSB	Washington SB, FSB of Bowie MD	8.45	4,570	38.6	9.25	4.35	8.10	4.32	59.43	65.36	1.18	0.77	6.65	6.65	68.96
WFD	Westfield Finl MHC of MA(47.0)*	14.89	10,579	72.0	16.23	10.00	14.39	3.47	48.90	11.37	0.47	0.44	12.18	12.18	74.17
WFI	Winton Financial Corp. of OH	9.80	4,454	43.6	10.75	8.50	9.95	-1.51	12.00	5.38	1.01	0.64	8.57	8.53	109.46
WRO	Woronoco Bancorp, Inc of MA	18.30	3,708	67.9	21.25	15.60	18.00	1.67	14.38	2.23	1.19	1.00	18.86	18.35	187.27
NASDAQ Listed OTC Companies															
AMFC	AMB Fin. Corp. of Munster IN	11.79	857	10.1	12.15	7.95	11.79	0.00	19.09	31.00	1.10	1.00	13.86	13.86	172.72
ASBP	ASB Financial Corp. of OH	11.25	1,514	17.0	11.61	8.75	11.40	-1.32	8.07	12.28	0.82	0.79	9.87	9.87	93.38
ABBK	Abington Bancorp of MA*	18.50	3,184	58.9	20.90	12.84	18.70	-1.07	10.12	22.19	1.30	0.93	12.12	11.42	266.74
AABC	Access Anytime Bancorp of NM	9.00	1,470	13.2	9.96	6.75	8.50	5.88	31.39	12.50	1.00	0.82	9.39	8.11	122.58
AFBC	Advance Fin. Bancorp of WV	17.34	932	16.2	18.20	11.50	17.29	0.29	29.40	28.44	1.76	1.36	18.85	18.85	221.01
ALLB	Alliance Bank MHC of PA (20.0)	23.55	3,441	16.2	32.60	20.60	24.50	-3.88	17.16	-13.89	0.65	0.65	9.95	9.95	109.05
ASBI	Ameriana Bancorp of IN	13.05	3,147	41.1	16.00	11.75	12.83	1.71	-4.88	-2.61	0.22	0.69	13.02	12.55	169.37
AMFH	American Fin. Holdings of CT*	28.08	22,361	627.9	30.07	22.90	27.85	0.83	16.56	10.51	1.23	1.12	20.61	16.09	126.77
ABCW	Anchor BanCorp Wisconsin of WI	21.87	25,012	547.0	24.25	14.90	21.00	4.14	34.09	23.28	1.45	1.20	11.10	10.17	140.22
BCSB	BCSB Bankcorp MHC of MD (36.0)	12.07	5,872	25.5	13.70	9.00	11.50	4.96	32.49	30.49	0.11	0.10	7.38	7.38	73.64
BKMU	Bank Mutual Cp MHC of WI(49.8)	19.25	22,151	213.8	20.95	13.83	19.65	-2.04	24.11	25.98	0.98	0.85	13.84	11.18	128.68
BKUNA	BankUnited Fin. Corp. of FL	16.91	25,150	425.3	19.48	12.00	16.05	5.36	14.26	13.87	0.98	0.85	12.12	10.99	223.90

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 2, 2002

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
BFSB	Bedford Bancshares, Inc. of VA	16.05	2,008	32.2	18.62	11.36	16.10	-0.31	33.31	17.58	1.37	1.36	11.55	11.55	119.52
BFFC	Big Foot Financial Corp. of IL(8)	17.92	1,509	27.0	20.00	12.90	18.60	-3.66	14.50	13.42	0.73	0.94	18.86	18.86	145.55
BRBI	Blue River Bancshares of IN	4.67	1,550	7.2	5.50	3.31	4.71	-0.85	7.85	11.72	-1.42	-1.23	7.92	6.35	81.35
BYFC	Broadway Financial Corp. of CA	13.99	905	12.7	16.00	9.26	13.12	6.63	28.94	11.47	0.89	0.88	15.87	15.87	201.09
BRKLD	Brookline Bancorp of MA*	11.25	58,604	659.3	12.48	6.44	11.14	0.99	58.23	49.60	0.45	0.47	10.54	10.54	24.87
CBES	CBES Bancorp, Inc. of MO	13.80	876	12.1	15.00	12.00	13.50	2.22	4.15	0.00	-0.68	-0.95	16.54	16.54	138.74
CITZ	CFS Bancorp, Inc of Munster IN	13.80	13,257	182.9	15.60	12.95	14.20	-2.82	-2.95	-3.83	0.71	0.78	12.62	12.62	119.43
CKFB	CKF Bancorp of Danville KY	19.40	696	13.5	20.11	14.78	18.58	4.41	14.12	31.26	1.65	1.65	18.79	17.21	207.01
CAFI	Camco Fin Corp of Cambridge OH	13.80	7,954	109.8	15.15	10.00	14.24	-3.09	2.99	8.66	1.10	0.97	12.11	11.74	131.37
CFFN	Capitol Fd Fn MHC of KS (30.0)	25.03	74,149	557.6	28.10	17.95	25.90	-3.36	36.55	20.11	1.09	1.09	12.96	12.96	118.69
CEBK	Central Bncrp of Somerville MA*	30.50	1,633	49.8	31.95	21.00	30.36	0.46	22.00	15.57	1.75	1.81	23.85	22.49	286.72
CHFN	Charter Fincl MHC of GA (20.0)	27.39	19,822	108.6	32.49	13.27	26.60	2.97	173.90	56.51	0.15	0.05	13.44	13.44	47.65
CFSL	Chesterfield Financial of IL	18.25	4,088	74.6	18.25	13.55	17.87	2.13	17.82	11.62	0.78	0.78	18.77	18.77	89.47
CSBC	Citizen So.Bkg MHC of NC(41.6)(8)	18.70	4,209	32.4	23.15	12.70	19.30	-3.11	35.31	24.25	0.52	0.56	10.03	7.96	105.81
CTZN	Citizens First Bancorp of MI	20.15	9,050	182.4	23.61	12.50	19.30	4.40	34.42	28.34	1.17	1.29	16.73	16.73	104.57
CFSB	Citizens First Fin Corp. of IL	19.50	1,487	29.0	20.30	15.60	19.00	2.63	23.03	10.17	1.49	1.17	20.89	20.89	238.56
CBSA	Coastal Bancorp of Houston TX	27.76	5,303	147.2	40.00	26.00	28.18	-1.49	-19.61	-3.94	3.37	3.34	24.97	20.96	466.39
CFCP	Coastal Fin. Corp. of SC	14.15	10,578	149.7	15.50	8.01	14.75	-4.07	41.93	47.55	0.92	0.88	5.52	5.52	75.51
CMSB	Commonwealth Bancorp Inc of PA	30.20	9,764	294.9	31.65	16.45	29.60	2.03	39.17	36.34	1.71	1.68	14.81	12.37	181.31
CFFC	Community Fin. Corp. of VA	12.05	2,253	27.1	13.25	10.05	11.70	2.99	17.56	13.68	1.16	1.08	11.85	11.82	116.90
CIBI	Community Inv. Bncp, Inc of OH	11.11	1,103	12.3	12.97	9.25	10.15	9.46	1.93	11.10	1.12	1.14	10.90	10.90	104.16
SBMC	Connecticut Bancshares of CT*	32.30	11,251	363.4	34.00	20.06	28.80	12.15	25.68	24.95	1.30	1.60	21.37	18.56	218.49
COOP	Cooperative Bancshares of NC	13.75	2,836	39.0	16.00	9.50	14.00	-1.79	1.85	27.31	1.27	1.10	12.04	12.04	163.20
CRZY	Crazy Woman Creek Bncorp of WY	12.65	794	10.0	16.75	12.00	12.40	2.02	-22.63	-5.24	0.25	0.25	16.92	16.60	90.57
DCOM	Dime Community Bancshars of NY*	24.01	25,813	619.8	27.10	14.33	24.05	-0.17	42.16	28.33	1.35	1.35	9.58	7.33	108.48
DFBS	Dutchfork Bancshares Inc of SC	24.50	1,133	27.8	27.00	20.00	23.00	6.52	8.17	19.22	1.89	1.33	29.07	29.07	232.00
ESBF	ESB Financial Corp. of PA	13.24	7,312	96.8	13.48	9.11	12.99	1.92	3.44	27.92	1.03	1.00	10.84	9.75	176.95
ESBK	Elmira Svgs Bank, FSB of NY*	24.74	953	23.6	27.00	18.64	24.74	0.00	13.38	5.50	2.40	2.08	20.77	19.99	296.99
EFBC	Empire Federal Bancorp of MT	14.00	1,508	21.1	16.60	13.75	13.90	0.72	-0.71	-5.08	0.34	-0.13	18.71	18.71	134.45
EQSB	Equitable Bank of Wheaton MD	25.75	1,316	33.9	29.40	21.75	26.22	-1.79	8.88	0.98	2.39	2.16	21.96	21.96	357.45
EVRT	Evertrust Fin. Grp, Inc. of WA*	18.27	5,028	91.9	19.25	11.60	18.15	0.66	18.02	20.20	1.11	1.05	18.46	18.46	134.41
FFDF	FFD Financial Corp of Dover OH	12.80	1,237	15.8	14.95	9.51	13.05	-1.92	16.36	6.67	0.98	0.82	13.30	13.30	105.20
FFLC	FFLC Bancorp of Leesburg FL	28.10	3,578	100.5	28.35	18.50	28.00	0.36	39.25	35.42	1.97	1.97	18.31	18.31	234.92
FFWC	FFW Corporation of Wabash IN	15.02	1,367	20.5	16.48	12.40	15.00	0.13	12.51	12.93	1.50	1.26	16.02	15.22	173.19
FMCO	FMS Fin Corp. of Burlington NJ	10.75	6,464	69.5	12.70	7.15	10.95	-1.83	29.05	20.38	0.98	0.92	8.30	8.30	159.74
FFHH	FSF Financial Corp. of MN	19.15	2,300	44.0	23.50	15.60	19.00	0.79	14.67	8.50	2.26	1.18	18.83	16.52	225.78
FDTR	Federal Trust Corp of FL	3.80	5,493	20.9	4.55	2.26	3.90	-2.56	58.33	8.88	0.29	0.18	3.52	3.52	55.90
FBCI	Fidelity Bancorp of Chicago IL	21.60	3,081	66.5	22.50	15.27	21.65	-0.23	36.45	16.82	2.20	1.84	15.70	15.70	222.54
FSBI	Fidelity Bancorp, Inc. of PA	18.11	2,313	41.9	19.45	13.55	18.00	0.61	18.21	22.95	1.68	1.51	16.03	14.83	256.12
FFFL	Fidelity Bankshares, Inc of FL	20.17	15,802	318.7	22.47	12.40	20.90	-3.49	45.53	26.30	0.39	0.40	11.39	11.25	148.64
FFED	Fidelity Fed. Bancorp of IN(8)	2.01	6,064	12.2	4.25	1.90	2.40	-16.25	0.50	-17.62	0.05	-0.16	2.02	1.88	27.22
FLBC	Finger Lakes Bancorp Inc of NY(8)	19.56	3,174	62.1	19.65	9.49	19.52	0.20	79.78	83.66	0.69	0.55	11.03	11.03	112.33
FBTC	First BancTrust Corp of IL	16.10	1,453	23.4	16.70	11.95	15.40	4.55	19.44	7.33	1.26	0.84	18.95	18.95	134.81
FBEI	First Bancorp of Indiana of IN	14.56	1,752	25.5	15.14	12.25	14.15	2.90	4.00	10.14	0.73	0.53	17.96	16.69	102.71
FBSI	First Bancshares, Inc. of MO	11.45	1,664	19.1	14.45	10.61	11.80	-2.97	4.09	-4.26	1.01	1.01	14.67	14.28	153.77
FBBC	First Bell Bancorp, Inc. of PA	16.00	4,774	76.4	18.11	13.26	16.20	-1.23	8.84	14.70	1.39	1.40	14.38	14.38	182.72
FCAP	First Capital, Inc. of IN	16.25	2,547	41.4	17.00	12.80	16.16	0.56	25.00	12.85	1.25	1.23	13.23	13.18	113.25
FDEF	First Defiance Fin. Corp of OH	18.26	6,810	124.4	21.45	12.79	19.70	-7.31	14.84	20.13	1.95	0.85	16.57	16.05	166.30
FESX	First Essex Bancorp, Inc of MA*	29.89	7,603	227.3	34.90	22.55	28.40	5.25	2.79	6.07	2.32	2.18	16.82	14.67	219.85
FFBH	First Fed. Bancshares of AR	24.99	3,017	75.4	26.45	19.25	24.10	3.69	17.32	8.65	2.01	1.81	23.82	23.82	229.08
FTFC	First Fed. Capital Corp. of WI	19.59	19,876	389.4	22.50	13.80	20.25	-3.26	22.67	24.78	1.52	0.66	9.75	8.50	131.35
FFKY	First Fed. Fin. Corp. of KY	22.69	3,759	85.3	24.25	14.95	23.00	-1.35	29.81	35.38	1.92	1.92	15.46	13.18	170.38
FFBI	First Federal Bancshares of IL	18.25	2,003	36.6	18.50	14.83	18.00	1.39	10.94	10.94	0.91	0.83	21.94	21.94	121.28
FFSX	First Federal Bankshares of IA	12.50	4,205	52.6	14.35	10.59	12.00	4.17	-1.96	1.21	0.57	0.21	17.08	12.60	156.44
FFBZ	First Federal Bncrp, Inc of OH	6.54	3,292	21.5	8.34	5.60	6.69	-2.24	-14.51	9.00	0.77	0.65	6.34	6.33	69.36

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 2, 2002

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
FFCH	First Fin. Holdings Inc. of SC	29.00	13,338	386.8	32.75	20.70	30.14	-3.78	21.80	19.98	1.96	1.78	12.37	11.58	172.18
FFHS	First Franklin Corp. of OH	12.01	1,625	19.5	14.75	9.30	12.32	-2.52	20.10	17.17	0.57	0.44	13.61	13.61	173.62
FGHC	First Georgia Hold., Inc of GA	3.61	7,752	28.0	4.25	1.86	3.10	16.45	-10.86	-9.75	0.20	0.20	2.58	2.52	32.14
FFSL	First Independence Corp. of KS	16.00	961	15.4	17.00	12.50	15.80	1.27	21.12	14.20	2.29	1.58	15.43	15.43	159.45
FKAN	First Kansas Fin. Corp. of KS	12.90	912	11.8	14.75	12.80	13.25	-2.64	-7.19	-9.79	0.55	0.64	17.13	17.09	169.10
FKFS	First Keystone Fin., Inc of PA	16.25	2,014	32.7	18.87	13.01	16.15	0.62	19.49	16.07	1.28	1.25	15.05	15.05	250.31
CASH	First Midwest Fin., Inc. of IA	13.41	2,446	32.8	15.45	12.50	13.85	-3.18	-3.53	-0.81	0.73	0.70	17.25	15.85	231.34
FMSB	First Mutual Bncshrs Inc of WA*	16.22	5,210	84.5	17.24	11.00	15.57	4.17	29.76	32.19	1.37	1.16	10.28	10.28	131.89
FNFG	First Niagara MHC of NY (38.9)(8)*	27.95	25,780	276.0	29.99	12.76	27.98	-0.11	73.82	66.07	0.93	0.92	10.25	7.16	110.74
FNFI	First Niles Fin., Inc. of OH	14.95	1,508	22.5	15.75	11.01	14.95	0.00	19.60	14.12	0.62	0.53	11.44	11.44	63.34
FPFC	First Place Fin. Corp. of OH	17.90	14,063	251.7	19.91	13.70	18.25	-1.92	21.77	13.65	1.20	0.85	13.16	11.69	117.21
FSFF	First SecurityFed Fin of IL	21.85	4,138	90.4	22.45	16.91	21.77	0.37	13.92	9.25	1.56	1.55	17.82	17.79	105.24
FSLA	First Sentinel Bancorp of NJ	13.90	30,201	419.8	15.85	10.95	14.04	-1.00	11.65	11.02	0.86	0.85	7.44	7.27	72.66
FBNW	FirstBank NW Corp. of ID	18.35	1,421	26.1	19.98	15.96	17.99	2.00	14.69	12.92	1.67	0.75	19.57	19.57	216.64
FFBK	FloridaFirst Bancorp of FL	17.50	5,479	95.9	20.07	12.66	17.10	2.34	5.11	8.76	0.99	0.94	17.09	14.76	147.69
FFIC	Flushing Fin. Corp. of NY*	18.31	13,145	240.7	20.84	13.71	18.54	-1.24	8.92	2.87	1.21	1.20	9.86	9.56	114.49
FKKY	Frankfort First Bancorp of KY	17.20	1,246	21.4	18.78	15.92	16.89	1.84	5.52	-1.43	1.15	1.15	14.56	14.56	114.92
GUPB	GFSB Bancorp, Inc of Gallup NM	15.00	1,150	17.3	15.00	12.30	15.00	0.00	14.50	17.19	1.55	1.52	13.87	13.87	176.73
GSLA	GS Financial Corp. of LA	18.00	1,611	29.0	18.40	14.19	18.02	-0.11	16.88	20.48	0.83	0.82	21.90	21.90	118.00
GCFC	Grand Central Fin. Corp. of OH	9.85	1,742	17.2	11.36	8.50	9.40	4.79	-0.10	0.20	0.36	0.39	10.50	10.50	66.30
GTPS	Great American Bancorp of IL	24.00	845	20.3	24.00	16.00	23.99	0.04	50.00	5.63	1.71	1.57	22.17	21.59	202.33
PEDE	Great Pee Dee Bancorp of SC	12.60	1,766	22.3	13.15	10.15	12.05	4.56	23.77	3.45	0.66	0.66	14.42	13.50	70.47
GAFC	Greater Atlant. Fin Corp of VA	6.30	3,011	19.0	6.70	4.50	6.27	0.48	14.55	3.28	0.12	-1.38	7.26	6.83	143.45
GCBC	Green Co Bcrp MHC of NY (43.0)	18.17	2,025	15.8	19.75	11.50	17.51	3.77	62.23	20.73	0.73	0.73	12.57	12.57	104.15
GFED	Guaranty Fed Bancshares of MO	14.10	3,748	52.8	15.49	12.25	13.93	1.22	11.02	6.02	0.97	0.67	12.18	12.17	105.19
HCBB	HCB Bancshares, Inc. of AR	14.35	1,783	25.6	16.70	11.90	14.37	-0.14	14.80	12.81	0.76	0.76	17.07	16.99	158.15
HFFC	HF Financial Corp. of SD	11.50	3,328	38.3	14.00	10.75	11.24	2.31	-11.54	4.07	1.29	1.10	14.95	13.34	207.70
HMNF	HMN Financial, Inc. of MN	18.01	4,414	79.5	20.25	13.27	18.20	-1.04	10.83	16.27	1.32	0.99	16.60	15.59	162.84
HARB	Harbor Florida Bancshrs of FL	24.05	24,196	581.9	25.18	15.69	22.00	9.32	24.94	41.47	1.10	1.06	9.52	9.38	79.54
HARL	Harleysville Svgs Fin Cp of PA	21.00	2,198	46.2	21.65	16.30	20.00	5.00	26.13	18.91	1.84	1.83	16.38	16.38	265.44
HFFB	Harrodsburg 1st Fin Bcrp of KY	11.22	1,343	15.1	13.52	10.00	11.22	0.00	-6.58	2.19	0.45	0.45	16.53	16.26	105.38
HTHR	Hawthorne Fin. Corp. of CA	28.00	5,703	159.7	33.36	17.06	27.83	0.61	51.84	45.83	3.46	3.50	22.19	22.19	326.71
HMLK	Hemlock Fed. Fin. Corp. of IL	27.00	973	26.3	28.65	21.52	26.50	1.89	24.94	4.85	2.06	1.66	20.77	19.26	313.53
HFWA	Heritage Financial Corp of WA	15.70	7,228	113.5	16.00	10.86	15.70	0.00	40.18	31.60	0.87	0.72	10.95	10.03	83.25
HCBC	High Country Bancorp of CO	18.63	905	16.9	20.50	15.20	19.00	-1.95	22.57	6.46	1.81	1.17	17.44	17.44	188.16
HIFS	Hingham Inst. for Sav. of MA*	29.00	2,060	59.7	31.27	22.25	28.45	1.93	10.90	22.36	2.54	2.54	16.72	16.72	192.76
HCFC	Home City Fin. Corp. of OH	11.00	784	8.6	13.59	10.30	11.00	0.00	-18.52	-8.33	0.74	0.50	14.83	14.36	186.18
HWEN	Home Financial Bancorp of IN	3.90	1,356	5.3	5.84	3.47	3.70	5.41	-8.24	-4.88	0.39	0.39	4.62	4.62	49.91
HLFC	Home Loan Financial Corp of OH	12.90	1,664	21.5	13.25	10.00	12.85	0.39	25.00	20.00	0.91	0.89	11.95	11.95	76.29
HSTD	Homestead Bancorp, Inc. of LA	8.95	925	8.3	12.40	8.95	9.25	-3.24	-3.24	-3.45	0.61	0.54	13.08	13.08	137.67
HFBC	HopFed Bancorp of KY	12.59	3,630	45.7	12.86	10.00	12.36	1.86	0.32	5.09	0.63	0.91	12.06	12.06	81.95
HRZB	Horizon Financial Corp. of WA*	12.10	13,364	161.7	13.28	8.70	11.98	1.00	30.39	28.18	0.75	0.68	7.53	7.48	57.77
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	18.09	194,033	673.9	21.50	10.71	17.58	2.90	41.66	37.25	0.76	0.76	6.68	6.68	63.37
HRBT	Hudson River Bancorp Inc of NY	26.85	15,193	407.9	27.50	16.60	26.01	3.23	33.92	22.60	1.29	1.28	15.20	10.61	165.13
ITLA	ITLA Capital Corp of CA*	28.94	5,789	167.5	31.85	17.75	27.45	5.43	57.71	38.07	3.14	3.13	24.44	24.43	242.68
ICBC	Independence Comm Bnk Cp of NY	29.21	57,528	1,680.4	34.74	17.00	27.67	5.57	35.23	28.34	1.71	1.69	15.26	11.92	137.49
IFSB	Independence FSB of DC	11.65	1,411	16.4	12.27	7.73	11.60	0.43	23.28	34.84	-0.56	-0.25	15.68	15.68	183.51
JXVL	Jacksonville Bancorp Inc of TX	23.00	1,772	40.8	26.30	17.25	22.75	1.10	17.95	15.00	2.61	2.62	20.49	18.51	225.07
JXSB	Jcksnville Bcp MHC of IL(45.6)	11.45	1,909	10.0	14.26	9.85	11.00	4.09	14.50	4.57	-0.60	0.67	9.94	8.25	126.60
KFBI	Klamath First Bancorp of OR	15.90	6,793	108.0	16.75	11.91	14.69	8.24	7.80	20.91	0.80	0.51	16.02	9.71	213.10
LSBX	LSB Corp of No. Andover MA*	12.45	4,382	54.6	14.02	9.81	12.05	3.32	-8.12	-1.89	0.77	0.71	12.44	12.44	100.19
LSBI	LSB Fin. Corp. of Lafayette IN	18.37	1,379	25.3	19.65	13.65	18.37	0.00	34.58	13.05	1.69	1.29	17.36	17.36	211.93
LARL	Laurel Capital Group Inc of PA	21.15	1,926	40.7	21.15	16.70	20.35	3.93	22.61	12.80	1.66	1.62	13.81	13.81	135.29
LFED	Leeds Fed Bksr MHC of MD(27.3)(8)	30.60	4,538	37.9	32.35	15.70	30.52	0.26	80.00	-2.89	0.50	0.50	11.48	11.48	96.53
LXMO	Lexington B&L Fin. Corp. of MO	14.25	766	10.9	16.20	12.05	14.20	0.35	9.62	14.92	0.82	0.75	19.14	18.11	176.54

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 2, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
LIBB Liberty Bancrp MHC of NJ(39.2)(8)	25.90	3,267	31.1	26.50	11.13	25.96	-0.23	131.25	99.23	0.42	0.39	9.64	9.64	105.76
LFCO Life Financial Corp of CA(8)	3.75	1,334	5.0	4.00	0.80	2.74	36.86	17.19	82.93	-3.99	-4.31	6.31	6.31	193.18
LNCB Lincoln Bancorp of IN	17.58	5,033	88.5	19.00	14.26	17.49	0.51	19.19	-1.24	0.83	0.72	16.77	16.30	99.03
LOGN Logansport Fin. Corp. of IN	17.00	913	15.5	18.32	12.75	17.15	-0.87	21.00	13.33	1.55	1.55	18.56	18.56	155.24
MAFB MAF Bancorp, Inc. of IL	34.05	23,224	790.8	40.11	24.30	32.99	3.21	11.64	15.42	2.67	2.34	19.39	14.92	241.90
MFBC MFB Corp. of Mishawaka IN	22.70	1,337	30.3	25.15	18.00	22.16	2.44	8.35	12.94	1.87	1.11	25.89	25.89	315.33
MSBF MSB Financial, Inc of MI	12.14	1,242	15.1	13.45	9.75	12.50	-2.88	4.66	13.46	1.31	0.88	12.92	11.35	87.00
MASB MassBank Corp. of Reading MA*	29.93	4,699	140.6	35.50	21.77	27.90	7.28	12.22	25.39	2.27	1.64	24.42	24.19	210.44
MTXC Matrix Bancorp, Inc. of CO	11.03	6,453	71.2	13.50	9.80	10.13	8.88	6.88	5.05	1.33	2.08	11.25	11.25	243.33
MFLR Mayflower Co-Op. Bank of MA*	14.85	1,353	20.1	15.39	12.01	14.55	2.06	23.65	6.38	1.00	1.05	10.74	10.65	130.32
MDBK Medford Bancorp, Inc. of MA(8)*	34.81	7,802	271.6	35.31	19.00	34.85	-0.11	51.68	64.51	1.84	1.67	14.29	14.13	185.36
METF Metropolitan Fin. Corp. of OH	3.00	16,137	48.4	4.70	2.28	3.08	-2.60	-15.49	-1.64	-0.18	-0.64	4.01	3.86	97.86
MBBC Monterey Bay Bancorp of CA	17.25	3,491	60.2	19.45	12.50	16.60	3.92	24.10	11.29	1.25	1.20	14.83	14.45	155.32
MFSF MutualFirst Fin. Inc. of IN	19.05	6,040	115.1	20.85	14.15	17.96	6.07	26.58	26.16	1.36	1.23	17.49	17.33	126.76
MYST Mystic Fin., Inc of Medford MA*	16.95	1,466	24.8	19.75	13.32	17.10	-0.88	12.92	22.21	0.73	1.13	16.38	16.38	222.10
NASB NASB Fin, Inc. of Grandview MO	23.20	8,415	195.2	25.75	14.00	22.28	4.13	65.71	47.58	2.35	1.14	11.98	11.84	110.59
NHTB NH Thrift Bancshares of NH	16.55	1,940	32.1	19.60	14.36	17.00	-2.65	3.44	5.75	1.73	1.36	15.22	9.06	251.39
NYCB New York Community Bcrp of NY*	27.51	107,950	2,969.7	31.63	16.25	27.00	1.89	-1.11	20.29	1.14	1.15	9.23	2.92	85.88
NMIL Newmil Bancorp, Inc. of CT*	19.40	4,341	84.2	22.99	12.51	19.50	-0.51	33.33	32.42	1.38	1.30	11.66	9.53	141.37
NBSI North Bancshares of Chicago IL	13.60	1,158	15.7	13.83	11.80	12.90	5.43	-2.86	4.62	0.44	0.42	11.51	11.51	117.62
FFFD North Central Bancshares of IA	26.65	1,703	45.4	29.87	19.55	23.97	11.18	14.13	29.43	2.77	2.78	21.17	18.25	234.15
NEIB Northeast Indiana Bncrp of IN	15.24	1,550	23.6	16.25	12.30	14.55	4.74	12.06	21.92	1.24	1.16	16.85	16.85	148.63
NEPF Northeast PA Fin. Corp of PA	15.53	4,432	68.8	18.00	13.70	14.80	4.93	13.03	-8.11	1.13	1.02	15.18	12.25	192.22
NWSB Northwest Bcrp MHC of PA(25.4)	11.42	47,550	138.7	14.95	9.70	13.01	-12.22	13.41	-0.17	0.72	0.66	6.31	4.87	88.27
OCFC OceanFirst Fin. Corp of NJ	20.52	14,306	293.6	24.73	15.33	20.63	-0.53	20.71	27.37	1.34	1.19	10.02	9.90	120.40
ONFC Oneida Fincl MHC of NY (45.7)	16.56	5,058	36.1	19.50	12.17	17.75	-6.70	27.38	12.42	0.59	0.53	9.00	8.03	70.26
OTFC Oregon Trail Fin. Corp. of OR	19.87	2,989	59.4	20.10	15.05	18.40	7.99	27.21	13.22	1.50	1.58	17.25	17.22	133.55
PBNC PFS Bancorp Inc of IN	17.00	1,551	26.4	17.60	10.00	17.00	0.00	70.00	25.00	0.44	0.57	18.09	18.09	78.25
PHSB PHSB Financial Corp of PA	14.50	3,205	46.5	14.70	10.30	14.25	1.75	28.09	21.34	0.74	0.74	16.55	16.55	102.97
PVFC PVF Capital Corp. of OH	11.49	5,333	61.3	14.50	9.30	11.50	-0.09	-9.74	3.51	1.34	1.02	9.78	9.78	131.27
PBCI Pamrapo Bancorp, Inc. of NJ	14.25	5,134	73.2	17.23	11.65	15.07	-5.44	17.28	9.62	1.15	1.15	9.40	9.40	107.23
PFED Park Bancorp of Chicago IL	21.41	1,236	26.5	23.10	17.20	21.50	-0.42	18.94	20.55	1.43	1.18	22.12	22.12	195.05
PVSA Parkvale Financial Corp of PA	24.90	5,700	141.9	30.55	21.15	24.00	3.75	-0.20	14.69	2.37	1.81	17.40	15.40	283.84
PRTR Partners Trust MHC of NY(46.4)	14.00	14,217	92.3	16.41	13.00	14.05	-0.36	40.00	40.00	0.47	0.47	10.85	10.85	73.00
PBHC Pathfinder BC MHC of NY (39.1)*	11.10	2,606	11.3	14.99	10.20	10.38	6.94	-5.13	-16.23	0.71	0.56	8.76	7.89	95.83
PFSB PennFed Fin. Services of NJ	25.69	7,348	188.8	28.65	18.25	25.09	2.39	21.18	3.59	1.90	1.89	15.85	15.10	250.86
PFDC Peoples Bancorp of Auburn IN	18.00	3,484	62.7	19.49	14.75	18.50	-2.70	17.26	11.80	1.50	1.41	16.99	16.08	139.52
PBCT Peoples Bank, MHC of CT (40.8)*	24.57	61,700	617.9	28.05	20.66	25.12	-2.19	-2.89	15.57	1.19	0.51	15.20	13.32	184.04
PCBI Peoples Community Bcrp. of OH	20.74	2,506	52.0	22.73	15.40	19.93	4.06	24.94	0.19	1.08	0.87	16.22	15.53	191.68
PSFC Peoples Sidney Fin. Corp of OH	11.75	1,475	17.3	12.35	9.50	12.30	-4.47	23.68	12.98	0.44	0.44	11.58	11.58	93.65
PHFC Pittsburgh Home Fin Corp of PA	12.25	1,409	17.3	15.00	10.71	12.00	2.08	-6.13	9.77	0.36	0.37	15.01	14.90	295.09
PFSL Pocahontas Bancorp, Inc. of AR	11.24	4,456	50.1	11.24	7.45	10.69	5.14	24.61	29.94	0.40	0.77	9.97	6.65	115.84
PORT Port Fin. Corp of Brighton MA	38.55	5,548	213.9	40.94	19.64	38.02	1.39	66.16	47.87	2.04	2.17	21.56	21.56	222.52
PRBC Prestige Bancorp, Inc. of PA(8)	13.60	1,059	14.4	13.73	8.00	13.57	0.22	48.63	49.45	-0.11	-0.21	11.04	11.04	181.04
PFNC Progress Financial Corp. of PA	8.76	6,979	61.1	10.40	5.60	7.61	15.11	30.75	16.80	0.12	-0.11	8.50	8.23	125.37
PBCP Provident Bcp MHC of NY (45.1)	28.13	8,035	102.0	29.77	19.50	28.00	0.46	41.29	-3.66	1.14	1.10	13.17	13.17	114.44
PROV Provident Fin. Holdings of CA	22.75	5,463	124.3	23.30	14.20	21.75	4.60	33.27	31.28	1.73	0.46	18.63	18.63	190.67
PLSK Pulaski Bncp MHC of NJ (41.8)(8)	32.20	1,921	25.9	32.85	16.00	32.28	-0.25	86.67	27.27	0.54	0.74	13.34	13.34	121.40
PULB Pulaski Fin Cp of St. Louis MO	18.40	2,743	50.5	20.40	13.81	18.37	0.16	24.75	16.83	1.45	0.47	11.37	11.37	107.06
QCBC Quaker City Bancorp, Inc of CA	35.20	6,610	232.7	35.49	20.64	31.16	12.97	39.68	47.40	2.96	2.96	18.47	18.39	219.58
RIVR River Valley Bancorp of IN	27.35	810	22.2	28.35	19.50	25.25	8.32	37.78	32.13	2.60	1.97	22.63	22.59	245.08
RVSB Riverview Bancorp, Inc. of WA	14.84	4,377	65.0	15.63	10.35	14.00	6.00	23.67	22.14	1.11	0.82	12.26	12.10	89.58
ROME Rome Bncp Inc MHC of NY (41.6)*	23.90	2,887	28.1	24.50	14.00	20.53	16.42	68.90	40.59	0.77	0.76	12.41	12.41	86.31
RSLN Roslyn Bancorp, Inc. of NY*	20.96	83,684	1,754.0	24.15	15.62	20.25	3.51	1.90	19.77	1.43	1.45	6.53	6.52	112.87
SCFS Seacoast Fin Serv Corp of MA*	20.75	23,993	497.9	25.76	13.25	20.20	2.72	20.22	20.99	1.38	1.38	12.89	11.39	143.81

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 2, 2002

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(1) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
SFBI	Security Financial Bcrp of IN	19.05	1,865	35.5	20.75	18.06	18.70	1.87	5.48	-5.69	0.55	0.59	19.43	19.43	107.33
SVBI	Severn Bancorp Inc of MD	15.90	4,090	65.0	17.00	7.00	16.33	-2.63	119.31	76.67	0.00	0.00	0.00	0.00	0.00
SKBO	Skibo Fin Corp MHC of PA(39.8)	13.00	3,129	16.0	14.50	9.40	13.05	-0.38	38.30	23.81	0.18	0.18	7.87	7.87	49.57
SOBI	Sobieski Bancorp of S. Bend IN	14.00	672	9.4	16.80	12.74	13.05	7.28	0.72	1.82	0.37	0.20	19.53	19.53	204.28
SFFS	Sound Fed Bp MHC of NY (42.1)(8)	22.75	4,778	44.7	23.95	11.67	22.45	1.34	78.71	74.33	1.21	1.21	12.77	9.85	130.60
SSFC	South Street Fin. Corp. of NC*	7.75	3,138	24.3	8.20	6.01	7.55	2.65	9.93	13.97	0.29	0.29	7.59	7.59	67.62
SMBC	Southern Missouri Bncrp of MO	17.91	1,210	21.7	19.93	14.08	17.58	1.88	17.91	10.56	1.68	1.67	19.64	16.80	217.51
STFR	St. Francis Cap. Corp. of WI	23.50	9,342	219.5	25.34	19.75	21.55	9.05	3.07	1.60	2.13	1.39	17.84	16.41	236.63
SFFC	StateFed Financial Corp. of IA	9.10	1,287	11.7	11.50	7.80	9.65	-5.70	-11.39	-11.22	0.51	0.51	11.29	11.29	74.99
STSA	Sterling Financial Corp. of WA	17.17	11,938	205.0	23.10	10.37	17.62	-2.55	23.70	29.78	1.52	1.38	14.37	10.67	250.93
STBI	Sturgis Bancorp of MI	10.35	2,986	30.9	11.00	7.21	10.35	0.00	42.76	33.55	0.90	0.65	9.34	7.63	94.64
SUFI	Superior Financial Corp of AR	18.39	8,601	158.2	20.20	13.00	17.15	7.23	11.79	17.51	1.50	1.40	14.06	7.52	203.74
THRD	TF Fin. Corp. of Newtown PA	21.00	2,723	57.2	24.85	16.45	21.00	0.00	-7.08	-0.47	2.09	2.48	21.38	19.57	264.71
THTL	Thistle Group Holdings of PA(8)	10.31	6,547	67.5	13.15	7.50	10.40	-0.87	1.78	5.20	0.57	0.40	12.94	11.80	113.17
TSBK	Timberland Bancorp, Inc. of WA	16.30	4,441	72.4	17.45	13.55	16.06	1.49	1.24	5.16	1.30	1.20	16.27	16.27	89.79
TRYF	Troy Financial Corp of Troy NY	27.85	9,947	277.0	30.25	17.14	28.05	-0.71	47.35	17.91	1.17	1.15	16.39	13.25	112.27
UCBC	Union Community Bancorp of IN	14.37	2,433	35.0	15.35	13.00	14.31	0.42	0.49	3.38	0.85	0.96	15.72	14.55	113.28
UFBS	Union Fin Bancshares Inc of SC	13.25	1,956	25.9	14.00	9.80	13.25	0.00	29.27	26.19	0.77	0.74	12.61	9.56	155.51
UCFC	United Community Fin. of OH	8.38	35,353	296.3	9.39	6.18	8.59	-2.44	14.64	16.39	0.47	0.38	7.45	6.67	54.76
UPFC	United PanAm Fin. Corp of CA(8)	6.90	15,571	107.4	8.00	4.40	6.69	3.14	28.97	42.27	0.57	0.51	4.99	4.99	47.41
UTBI	United Tenn. Bancshares of TN	10.75	1,326	14.3	11.75	8.41	10.03	7.18	26.77	27.82	0.69	0.70	10.95	10.24	79.70
WSFS	WSFS Financial Corp. of DE*	24.15	9,084	219.4	26.13	15.25	22.75	6.15	39.35	39.19	2.51	0.60	11.92	11.82	205.64
WVFC	WVS Financial Corp. of PA	15.81	2,700	42.7	17.45	12.55	15.82	-0.06	25.98	-0.06	1.82	1.82	11.02	11.02	150.59
WRNB	Warren Bancorp of Peabody MA*	11.38	7,440	84.7	12.96	8.50	12.10	-5.95	25.47	20.42	0.93	0.86	5.78	5.78	61.93
WSBI	Warwick Community Bncrp of NY*	26.99	4,984	134.5	33.05	17.75	26.75	0.90	46.68	29.08	1.47	1.43	15.46	14.90	156.19
WFSL	Washington Federal, Inc. of WA	23.99	63,598	1,525.7	27.56	19.46	23.25	3.18	-2.76	2.35	2.09	2.09	14.13	13.57	110.80
WAYN	Wayne Svgs Bks MHC of OH(47.5)(8)	20.20	2,572	24.6	23.00	13.00	19.05	6.04	17.10	23.93	0.73	0.59	10.13	10.13	130.16
WYPT	Waypoint Financial Corp of PA	17.54	37,373	655.5	19.74	11.76	17.65	-0.62	24.40	16.31	1.13	0.99	12.55	12.20	140.66
WCFB	Wbstr Cty Fed MHC of IA (38.5)	17.11	1,873	12.4	19.50	14.50	18.00	-4.94	16.79	6.94	0.67	0.67	11.48	11.48	54.34
WBST	Webster Financial Corp. of CT	35.60	48,427	1,724.0	40.10	27.08	34.32	3.73	-0.75	12.91	3.01	2.87	20.89	14.35	254.86
WEFC	Wells Fin. Corp. of Wells MN	20.58	1,199	24.7	23.20	16.78	19.95	3.16	17.60	9.94	3.06	2.22	20.35	20.35	192.67
WEBK	West Essex Bp MHC of NJ (40.1)	18.20	4,845	35.7	22.17	11.84	18.01	1.05	36.64	19.34	0.64	0.64	10.56	9.88	77.03
WOFC	Western Ohio Fin. Corp. of OH	19.75	1,802	35.6	21.05	17.15	19.99	-1.20	6.76	5.33	1.00	0.87	23.29	23.29	195.17
WGBC	Willow Grove Bancorp of PA	11.00	11,285	124.1	12.37	6.69	10.67	3.09	58.27	30.33	0.28	0.42	10.36	10.36	62.01

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of August 2, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(186)	10.10	9.60	0.83	8.71	7.14	0.71	7.32	0.79	138.83	0.95	13.98	118.10	11.59	126.87	15.83	0.41	2.41	31.63
NYSE Traded Companies(11)	7.20	6.30	1.00	14.03	8.56	0.72	10.75	0.74	209.89	1.33	10.92	155.74	11.11	170.57	11.92	0.28	1.12	19.19
AMEX Traded Companies(16)	9.81	9.47	0.84	8.88	7.59	0.70	7.21	0.46	222.12	0.95	13.26	110.84	10.65	118.65	15.10	0.50	2.59	34.28
NASDAQ Listed OTC Companies(159)	10.32	9.84	0.81	8.34	7.00	0.71	7.10	0.83	126.70	0.92	14.26	116.37	11.72	125.13	16.14	0.41	2.47	32.28
California Companies(14)	8.33	8.24	1.11	14.00	9.07	0.89	12.44	0.56	307.87	1.33	11.54	143.15	11.92	144.57	11.53	0.17	0.64	8.47
Florida Companies(7)	8.38	7.75	0.75	8.72	5.78	0.70	8.01	0.57	173.54	0.79	16.15	149.06	12.96	159.78	18.15	0.25	1.24	18.63
Mid-Atlantic Companies(37)	8.41	7.81	0.77	9.25	6.92	0.71	8.30	0.56	175.62	0.98	13.41	130.96	11.10	141.01	14.71	0.42	2.31	34.06
Mid-West Companies(88)	10.99	10.54	0.80	7.73	7.04	0.66	5.94	1.00	98.19	0.86	14.51	107.67	11.59	115.09	16.89	0.44	2.76	35.51
New England Companies(7)	8.24	6.96	0.87	10.37	7.22	0.72	8.11	0.27	270.59	1.20	14.45	140.75	11.75	177.70	16.49	0.66	2.34	32.32
North-West Companies(9)	11.87	11.18	0.99	8.33	6.96	0.81	6.79	0.68	161.13	1.06	13.85	115.21	13.70	129.42	16.35	0.47	2.71	37.70
South-East Companies(17)	11.03	10.72	0.79	7.87	6.34	0.74	7.29	0.65	120.88	0.85	14.89	116.17	11.81	120.23	16.02	0.37	2.53	33.55
South-West Companies(4)	7.49	6.80	0.92	12.54	11.23	0.88	11.95	0.66	79.02	0.62	8.93	106.85	8.00	118.96	9.48	0.35	1.64	14.80
Western Companies (Excl CA)(3)	10.86	10.74	0.60	8.11	7.92	0.58	9.26	1.76	50.39	2.10	9.29	93.21	9.47	93.69	10.61	0.33	2.16	13.81
Thrift Strategy(173)	10.32	9.87	0.83	8.53	7.08	0.72	7.17	0.80	136.99	0.93	14.11	116.61	11.72	124.67	15.96	0.42	2.45	32.09
Mortgage Banker Strategy(9)	7.08	5.64	0.72	10.79	7.35	0.61	9.33	0.67	135.31	1.14	12.86	145.33	10.40	175.21	14.11	0.33	1.36	24.52
Real Estate Strategy(2)	7.64	7.62	0.98	13.36	10.98	0.69	9.39	1.15	40.65	0.54	9.14	115.92	8.85	116.19	13.29	0.34	3.19	29.51
Diversified Strategy(2)	5.66	5.66	0.56	9.99	7.29	0.55	9.71	0.27	646.89	2.36	13.71	122.92	6.96	122.92	14.12	0.48	2.50	34.29
Companies Issuing Dividends(162)	10.25	9.74	0.85	8.89	7.22	0.75	7.69	0.75	138.07	0.90	14.11	119.05	11.83	128.16	15.93	0.46	2.70	35.27
Companies Without Dividends(23)	8.83	8.48	0.59	7.22	6.46	0.35	4.16	1.18	145.44	1.34	12.65	110.17	9.62	116.16	14.69	0.00	0.00	0.00
Equity/Assets <6%(13)	5.18	4.75	0.47	8.97	6.62	0.20	3.34	1.03	159.12	1.48	11.39	118.22	6.20	130.80	11.81	0.19	0.99	9.89
Equity/Assets 6-12%(131)	8.79	8.25	0.82	9.48	7.62	0.72	8.30	0.78	136.47	0.92	13.15	122.78	10.70	132.99	14.97	0.43	2.41	31.54
Equity/Assets >12%(41)	15.57	15.20	0.94	6.20	5.79	0.83	5.32	0.77	140.59	0.89	17.32	103.30	15.88	106.63	19.28	0.41	2.78	38.52
Actively Traded Companies(14)	7.90	6.85	1.02	13.03	7.37	1.08	13.82	0.71	147.83	0.94	12.16	165.97	13.25	190.99	14.49	0.46	2.17	29.80
Market Value Below $20 Million(39)	10.71	10.46	0.54	4.95	5.86	0.45	3.82	1.21	94.56	0.81	14.83	87.81	9.38	90.03	16.10	0.35	2.78	34.66
Holding Company Structure(183)	10.13	9.63	0.83	8.71	7.16	0.71	7.32	0.79	139.55	0.96	14.04	118.30	11.64	127.22	15.88	0.42	2.44	31.98
Assets Over $1 Billion(50)	8.09	7.18	0.93	11.59	7.31	0.77	9.47	0.59	190.87	1.18	13.70	153.01	12.60	174.10	15.47	0.40	1.79	27.68
Assets $500 Million-$1 Billion(36)	9.37	8.85	0.81	8.90	7.23	0.74	8.02	0.73	117.53	0.87	13.93	119.26	11.14	126.49	15.23	0.48	2.70	36.32
Assets $250-$500 Million(45)	10.31	9.99	0.86	8.38	7.59	0.72	6.69	0.70	140.18	0.83	13.48	106.11	10.93	111.34	15.82	0.37	2.25	29.16
Assets less than $250 Million(54)	12.34	12.11	0.71	6.08	6.54	0.62	5.30	1.11	101.95	0.88	14.80	93.88	11.49	95.75	16.63	0.40	2.93	35.40
Goodwill Companies(108)	9.65	8.81	0.82	8.71	7.01	0.68	7.07	0.75	150.65	0.96	14.20	122.13	11.56	137.01	16.22	0.42	2.42	33.68
Non-Goodwill Companies(77)	10.76	10.76	0.84	8.71	7.34	0.75	7.67	0.86	119.88	0.93	13.65	112.22	11.64	112.22	15.26	0.39	2.38	28.48
Acquirors of FSLIC Cases(7)	8.23	7.85	0.88	11.10	5.83	1.10	13.98	1.01	48.38	0.72	10.61	144.60	11.96	155.21	11.74	0.43	1.92	18.16

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 2, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(33)	10.37	9.62	0.97	10.38	6.41	0.94	9.73	0.40	244.79	1.16	15.98	161.79	15.74	169.49	16.50	0.49	2.44	36.12
NYSE Traded Companies(2)	8.61	7.22	0.03	0.72	0.48	0.36	3.47	0.77	49.86	0.75	15.23	235.90	20.25	285.32	NM	0.74	2.34	37.50
AMEX Traded Companies(4)	9.54	9.21	0.90	10.21	7.94	0.90	10.43	0.52	185.23	1.19	13.11	125.39	11.60	128.83	13.03	0.41	2.16	28.04
NASDAQ Listed OTC Companies(27)	10.63	9.87	1.06	11.15	6.63	0.99	10.10	0.35	276.37	1.19	16.45	161.69	16.03	166.73	17.06	0.49	2.49	37.42
California Companies(1)	10.07	10.07	1.26	13.28	10.85	1.26	13.23	1.49	136.73	2.35	9.22	118.41	11.93	118.46	9.25	0.00	0.00	0.00
Mid-Atlantic Companies(9)	8.21	6.75	0.94	12.25	5.52	0.90	10.76	0.52	170.99	0.93	15.65	224.83	18.51	240.05	17.03	0.54	2.11	33.95
New England Companies(19)	11.22	10.63	0.98	9.74	6.68	0.96	9.51	0.33	294.12	1.24	16.10	139.78	14.83	149.71	16.18	0.51	2.56	38.56
North-West Companies(3)	11.52	11.49	1.10	9.86	6.91	0.99	8.73	0.07	625.72	1.25	14.81	139.15	15.61	139.51	16.39	0.39	2.63	40.18
South-East Companies(1)	11.22	11.22	0.43	3.82	3.74	0.43	3.82	0.21	93.41	0.24	26.72	102.11	11.46	102.11	26.72	0.40	5.16	0.00
Thrift Strategy(29)	10.83	10.01	0.92	9.21	6.14	0.92	9.15	0.40	249.42	1.11	16.52	152.83	15.77	160.29	16.82	0.49	2.42	36.55
Mortgage Banker Strategy(1)	5.79	5.78	1.39	20.11	6.82	1.41	20.39	0.43	100.63	1.18	14.66	320.98	18.57	321.47	14.46	0.52	2.48	36.36
Real Estate Strategy(1)	9.33	9.33	1.49	16.76	8.17	1.37	15.50	0.42	259.26	1.47	12.24	196.89	18.38	196.89	13.23	0.48	4.22	51.61
Diversified Strategy(2)	6.72	6.21	1.16	18.68	9.08	0.66	9.57	0.38	265.65	1.62	11.25	190.15	12.67	204.03	13.71	0.54	1.89	22.95
Companies Issuing Dividends(32)	10.37	9.61	0.96	10.29	6.27	0.93	9.61	0.36	249.70	1.12	16.21	163.19	15.87	171.19	16.76	0.51	2.52	37.42
Companies Without Dividends(1)	10.07	10.07	1.26	13.28	10.85	1.26	13.23	1.49	136.73	2.35	9.22	118.41	11.93	118.46	9.25	0.00	0.00	0.00
Equity/Assets <6%(4)	5.42	5.34	0.98	16.94	8.28	0.76	12.57	0.46	171.23	1.53	12.44	207.24	11.44	210.22	14.60	0.36	1.94	25.24
Equity/Assets 6-12%(23)	9.04	8.18	0.92	10.28	6.34	0.92	10.17	0.45	232.33	1.01	15.80	165.39	14.97	174.07	15.90	0.52	2.41	34.82
Equity/Assets >12%(6)	18.52	17.74	1.16	6.39	5.44	1.13	6.18	0.20	409.32	1.45	18.97	118.30	21.43	126.32	19.47	0.48	2.88	50.06
Converted Last 3 Mths (no MHC)(1)	42.38	42.38	1.81	4.27	4.00	1.89	4.46	0.00	0.00	1.83	25.00	106.74	45.24	106.74	23.94	0.34	3.02	0.00
Actively Traded Companies(8)	10.15	9.91	1.12	11.51	7.20	1.03	10.66	0.17	494.22	1.15	14.21	151.32	15.04	156.47	15.54	0.59	2.97	41.74
Holding Company Structure(30)	10.61	9.80	0.97	10.17	6.21	0.93	9.49	0.37	253.27	1.17	16.39	163.68	16.17	172.06	16.97	0.48	2.39	35.97
Assets Over $1 Billion(15)	11.81	10.36	1.06	10.73	5.57	1.05	9.98	0.48	216.19	1.21	17.20	192.00	19.81	207.00	17.61	0.52	2.09	35.27
Assets $500 Million-$1 Billion(7)	9.84	9.50	0.98	10.23	6.84	0.86	8.80	0.21	403.85	1.20	14.90	147.66	14.14	155.56	17.30	0.48	2.43	36.22
Assets $250-$500 Million(8)	8.29	8.16	0.89	10.99	7.69	0.89	11.05	0.51	176.75	1.16	14.04	135.75	11.19	137.92	13.36	0.45	2.57	35.26
Assets less than $250 Million(3)	10.37	10.35	0.77	7.47	5.93	0.73	7.17	0.21	93.41	0.84	18.42	123.25	12.64	123.64	18.98	0.51	3.77	44.36
Goodwill Companies(24)	9.00	7.97	0.95	10.97	6.44	0.91	10.20	0.46	251.31	1.15	15.40	174.28	15.33	185.70	16.17	0.51	2.24	35.17
Non-Goodwill Companies(9)	13.84	13.84	1.04	8.88	6.33	1.00	8.52	0.15	176.34	1.19	17.42	129.87	16.79	129.87	17.26	0.44	2.96	39.13

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 2, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(21)	13.77	13.29	0.66	5.05	2.83	0.69	5.58	0.58	213.96	0.98	24.50	167.25	22.94	176.87	24.17	0.46	2.71	43.59
BIF-Insured Thrifts(6)	11.75	11.36	0.86	7.50	4.36	0.75	6.17	0.30	194.83	1.05	20.03	174.80	20.25	182.16	21.81	0.53	2.64	44.03
AMEX Traded Companies(2)	18.53	18.53	0.80	4.31	3.57	0.74	3.98	0.71	115.94	1.13	25.14	120.42	22.27	120.42	27.50	0.20	1.81	49.85
NASDAQ Listed OTC Companies(25)	12.68	12.17	0.70	5.82	3.18	0.70	5.92	0.49	221.43	0.98	23.33	174.55	22.27	184.61	23.44	0.51	2.79	42.39
Mid-Atlantic Companies(18)	12.45	12.08	0.78	6.53	3.67	0.75	6.19	0.60	235.77	0.98	24.03	176.82	21.37	184.63	24.64	0.39	2.45	41.58
Mid-West Companies(5)	12.66	11.81	0.62	3.88	2.03	0.85	6.67	0.31	126.40	0.48	22.71	149.11	19.14	163.29	22.06	0.61	3.33	53.02
New England Companies(2)	12.34	11.83	0.64	5.88	4.00	0.44	3.49	0.35	224.49	1.41	20.65	141.95	16.71	153.35	NM	0.82	3.60	42.55
South-East Companies(2)	28.21	28.21	0.31	1.10	0.55	0.10	0.37	0.47	117.33	2.41	NM	203.79	57.48	203.79	NM	0.40	1.46	0.00
Thrift Strategy(26)	13.53	13.10	0.72	5.55	3.13	0.73	5.85	0.53	204.87	0.95	23.70	169.53	22.74	177.86	23.78	0.43	2.53	43.75
Diversified Strategy(1)	8.26	7.24	0.65	7.94	4.84	0.28	3.40	0.35	291.86	1.78	20.65	161.64	13.35	184.46	NM	1.44	5.86	0.00
Companies Issuing Dividends(26)	13.18	12.70	0.72	5.74	3.21	0.71	5.80	0.50	216.53	0.98	22.94	171.25	22.43	180.78	23.23	0.50	2.84	48.12
Companies Without Dividends(1)	14.86	14.86	0.64	4.33	3.36	0.64	4.33	0.81	93.64	1.32	29.79	129.03	19.18	129.03	29.79	0.00	0.00	0.00
Equity/Assets 6-12%(17)	9.53	8.83	0.67	6.63	3.37	0.69	6.97	0.62	179.34	0.90	20.46	180.14	17.41	194.84	21.31	0.52	2.80	47.83
Equity/Assets >12%(10)	17.01	16.78	0.76	4.70	3.07	0.72	4.49	0.43	234.00	1.08	26.98	158.14	27.12	161.55	27.23	0.44	2.59	36.61
Holding Company Structure(24)	12.59	12.11	0.74	5.88	3.27	0.77	6.26	0.51	218.12	0.84	23.15	169.90	20.90	179.21	23.23	0.45	2.74	48.12
Assets Over $1 Billion(7)	10.41	9.63	0.87	8.49	4.69	0.78	7.40	0.35	158.18	0.83	22.12	179.12	18.34	197.35	23.30	0.54	2.59	39.57
Assets $500 Million-$1 Billion(4)	18.71	18.71	0.66	4.64	2.59	0.56	4.21	0.40	179.06	1.65	24.68	179.88	34.05	179.88	25.57	0.36	1.50	42.33
Assets $250-$500 Million(8)	11.42	10.85	0.62	5.24	2.69	0.60	5.03	0.95	205.40	0.95	28.25	189.15	21.30	197.67	28.44	0.49	2.97	55.38
Assets less than $250 Million(8)	14.44	14.12	0.65	3.93	2.52	0.76	5.34	0.44	293.37	0.88	22.80	144.55	21.13	149.92	22.97	0.47	3.14	47.78
Goodwill Companies(10)	9.95	8.64	0.61	6.10	3.50	0.64	6.56	0.31	233.56	0.94	21.38	154.28	15.58	180.15	21.06	0.53	3.10	38.84
Non-Goodwill Companies(17)	15.05	15.05	0.77	5.43	3.07	0.74	5.28	0.60	200.53	1.02	25.26	177.14	25.87	177.14	25.72	0.44	2.48	45.59
MHC Institutions(27)	13.27	12.81	0.71	5.67	3.22	0.70	5.73	0.52	209.71	0.99	23.47	169.14	22.27	178.19	23.78	0.48	2.69	43.75

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 2, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE	Traded Companies																		
AF	Astoria Financial Corp. of NY	6.81	5.97	0.99	14.72	7.94	0.98	14.54	0.16	232.16	0.67	12.60	187.21	12.75	213.52	12.75	0.80	2.52	31.75
BBX	BankAtlantic Bancorp of FL	7.92	5.87	0.78	10.73	7.86	0.81	11.06	0.99	88.01	1.39	12.73	110.38	8.75	148.94	12.35	0.12	1.43	18.18
CFB	Commercial Federal Corp. of NE	5.85	4.36	0.81	13.26	9.07	0.82	13.37	0.99	81.11	1.29	11.03	153.17	8.96	205.47	10.93	0.36	1.43	15.79
DSL	Downey Financial Corp. of CA	7.03	7.01	1.21	18.64	11.31	0.98	15.08	0.86	39.76	0.39	8.84	151.56	10.66	152.18	10.93	0.36	0.87	7.73
FED	FirstFed Financial Corp. of CA	7.39	7.15	1.09	16.16	10.82	1.08	15.99	0.28	587.47	1.87	9.24	137.74	10.17	142.25	9.34	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	4.95	4.95	0.88	17.79	9.70	-0.59	-11.98	NA	NA	1.49	10.31	183.41	9.09	183.41	NM	0.24	1.21	12.44
GSB	Golden State Bancorp of CA(8)	4.98	3.80	0.75	17.73	10.04	0.61	14.48	0.26	349.19	1.23	9.96	162.22	8.08	212.67	12.19	0.40	1.25	12.42
GDW	Golden West Fin. Corp. of CA	7.52	7.52	1.52	21.11	9.03	2.61	36.38	0.71	63.52	0.59	11.08	218.55	16.43	218.55	6.43	0.29	0.46	5.11
GPT	GreenPoint Fin. Corp. of NY*	8.31	6.43	-1.28	-12.46	-5.60	0.70	6.82	0.99	37.36	0.79	NM	255.62	21.25	330.21	NM	1.00	2.22	NM
NDE	IndyMac Bancorp of CA	12.33	11.85	2.01	16.29	11.47	-0.59	-4.76	1.68	47.17	1.90	8.72	142.02	17.52	147.87	NM	0.00	0.00	0.00
SOV	Sovereign Bancorp, Inc. of PA	6.52	2.64	0.11	1.65	1.10	0.53	8.13	0.76	102.90	1.33	NM	150.44	9.81	NM	18.50	0.10	0.73	66.67
SIB	Staten Island Bancorp of NY*	8.90	8.01	1.35	13.90	6.56	0.01	0.11	0.55	62.37	0.70	15.23	216.19	19.25	240.44	NM	0.48	2.46	37.50
WES	Westcorp of Irvine CA	5.66	5.66	0.56	9.99	7.29	0.55	9.71	0.27	646.89	2.36	13.71	122.92	6.96	122.92	14.12	0.48	2.50	34.29
AMEX	Traded Companies																		
ANA	Acadiana Bancshares, Inc of LA	8.52	8.52	0.69	8.13	7.56	0.56	6.65	0.07	NA	1.10	13.24	107.80	9.19	107.80	16.18	0.60	2.42	32.09
ANE	Alliance Bncp of New Eng of CT*	5.57	5.56	0.80	14.06	8.88	0.95	16.73	0.45	214.25	1.47	11.26	152.75	8.51	153.11	9.46	0.30	2.30	25.86
BYS	Bay State Bancorp, Inc. of MA	10.41	10.41	1.10	10.49	6.35	1.06	10.06	0.02	NA	1.01	15.74	161.24	16.78	161.24	16.41	0.88	1.63	25.66
BHL	Berkshire Hills Bancorp of MA*	13.29	12.28	0.83	5.89	5.80	0.95	6.73	0.63	166.19	1.37	17.24	107.06	14.23	115.85	15.08	0.48	2.00	34.53
BFD	BostonFed Bancorp, Inc. of MA	6.49	5.27	0.67	10.53	7.28	0.09	1.46	0.38	226.40	1.20	13.73	140.26	9.10	172.58	NM	0.64	2.16	29.63
CNY	Carver Bancorp, Inc. of NY	7.61	7.53	1.03	14.01	18.67	1.11	15.08	0.63	146.23	1.41	5.36	70.52	5.37	71.33	4.98	0.05	0.48	2.55
EFC	EFC Bancorp, Inc of Elgin IL	9.93	9.93	0.81	7.72	6.91	0.79	7.52	0.50	69.94	0.45	14.47	109.42	10.87	109.42	14.86	0.53	3.21	46.49
FCB	Falmouth Bancorp, Inc. of MA*	11.65	11.65	1.12	9.29	7.31	0.95	7.91	NA	NA	0.94	13.67	129.38	15.07	129.38	16.07	0.52	2.10	28.73
FAB	FirstFed America Bancorp of MA	6.77	4.34	0.68	10.03	6.23	0.50	7.36	0.32	266.00	1.68	16.04	128.78	8.72	200.81	21.86	0.60	2.43	38.96
GAF	GA Financial Corp., Inc. of PA	11.03	10.99	0.58	5.32	5.43	0.56	5.10	0.18	217.71	0.76	18.40	98.29	10.84	98.62	19.19	0.72	4.03	74.23
GOV	Gouverneur Bcp MHC of NY(42.4)	20.63	20.63	0.97	4.79	3.98	0.89	4.38	1.08	74.75	1.21	25.14	118.60	24.46	118.60	27.50	0.20	2.27	57.14
KNK	Kankakee Bancorp, Inc. of IL	7.77	6.95	0.72	8.73	8.21	0.59	7.15	1.07	47.90	0.68	12.18	103.77	8.07	116.09	14.88	0.60	1.65	20.13
KYF	Kentucky First Bancorp of KY	15.47	15.47	1.15	7.10	6.86	1.15	7.10	0.15	205.08	0.58	14.58	105.42	16.31	105.42	14.58	0.64	4.57	66.67
NBN	Northeast Bancorp of Auburn ME*	7.65	7.35	0.84	11.60	9.75	0.75	10.35	0.47	175.26	0.98	10.26	112.37	8.59	116.98	11.50	0.32	2.24	23.02
PFB	PFF Bancorp, Inc. of Pomona CA	9.33	9.29	1.19	12.92	7.86	1.18	12.82	0.16	627.05	1.24	12.72	158.50	14.80	159.24	12.81	0.32	0.94	11.99
SZB	SouthFirst Bancshares of AL	9.32	8.95	-0.33	-3.41	-5.19	-0.34	-3.52	1.69	66.74	1.78	NM	71.21	6.64	74.18	NM	0.60	5.19	NM
SRN	Southern Banc Company of AL	16.24	16.20	0.61	3.53	5.08	0.59	3.42	0.04	276.09	0.35	19.67	69.24	11.24	69.40	20.34	0.35	2.92	57.38
TSH	Teche Hlding Cp of Franklin LA	10.47	10.47	1.15	10.72	9.45	1.13	10.54	0.39	176.56	0.96	10.58	110.59	11.58	110.59	10.76	0.50	2.02	21.37
WSB	Washington SB, FSB of Bowie MD	9.64	9.64	1.71	17.74	13.96	1.12	11.58	NA	NA	0.89	7.16	127.07	12.25	127.07	10.97	0.12	1.42	10.17
WFD	Westfield Finl MHC of MA(47.0)*	16.42	16.42	0.63	3.82	3.16	0.59	3.58	0.34	157.12	1.04	NM	122.25	20.08	122.25	NM	0.20	1.34	42.55
WFI	Winton Financial Corp. of OH	7.83	7.79	0.94	12.24	10.31	0.60	7.76	1.19	31.09	0.41	9.70	114.35	8.95	114.89	15.31	0.37	3.78	36.63
WRO	Woronoco Bancorp, Inc of MA	10.07	9.80	0.67	6.29	6.50	0.57	5.29	0.08	530.74	0.63	15.38	97.03	9.77	99.73	18.30	0.48	2.62	40.34
NASDAQ	Listed OTC Companies																		
AMFC	AMB Fin. Corp. of Munster IN	8.02	8.02	0.66	8.22	9.33	0.60	7.47	1.38	45.31	0.81	10.72	85.06	6.83	85.06	11.79	0.24	2.04	21.82
ASBP	ASB Financial Corp. of OH	10.57	10.57	0.89	8.46	7.29	0.85	8.15	0.43	118.84	0.70	13.72	113.98	12.05	113.98	14.24	0.52	4.62	63.41
ABBK	Abington Bancorp of MA*	4.54	4.28	0.52	10.79	7.03	0.37	7.72	0.45	141.69	1.50	14.23	152.64	6.94	162.00	19.89	0.40	2.16	30.77
AABC	Access Anytime Bancorp of NM	7.66	6.62	0.86	11.42	11.11	0.71	9.36	0.90	49.66	0.55	9.00	95.85	7.34	110.97	10.98	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	8.53	8.53	0.88	9.72	10.15	0.68	7.51	1.42	33.50	0.59	9.85	91.99	7.85	91.99	12.75	0.48	2.77	27.27
ALLB	Alliance Bank MHC of PA (20.0)	9.12	9.12	0.61	6.55	2.76	0.61	6.55	3.15	25.59	1.55	NM	236.68	21.60	236.68	NM	0.36	1.53	55.38
ASBI	Ameriana Bancorp of IN	7.69	7.41	0.13	1.64	1.69	0.41	5.13	2.09	26.51	0.86	NM	100.23	7.71	103.98	18.91	0.64	4.90	NM
AMFH	American Fin. Holdings of CT*	16.26	12.69	1.32	6.40	4.38	1.20	5.83	0.16	436.06	1.19	22.83	136.24	22.15	174.52	25.07	0.72	2.56	58.54
ABCW	Anchor BanCorp Wisconsin of WI	7.92	7.25	1.10	15.06	6.63	0.91	12.46	0.31	282.56	1.17	15.08	197.03	15.60	215.04	18.23	0.36	1.65	24.83
BCSB	BCSB Bankcorp MHC of MD (36.0)	10.02	10.02	0.17	1.51	0.91	0.15	1.38	0.13	290.94	0.58	NM	163.55	16.39	163.55	NM	0.50	4.14	NM
BKMU	Bank Mutual Cp MHC of WI(49.8)	10.76	8.69	0.76	7.23	5.09	0.66	6.27	0.16	268.76	0.68	19.64	139.09	14.96	172.18	22.65	0.32	1.66	32.65
BKUNA	BankUnited Fin. Corp. of FL	5.41	4.91	0.47	8.93	5.80	0.41	7.75	0.58	54.83	0.50	17.26	139.52	7.55	153.87	19.89	0.00	0.00	0.00
BFSB	Bedford Bancshares, Inc. of VA	9.66	9.66	1.27	11.81	8.54	1.26	11.72	0.36	126.24	0.53	11.72	138.96	13.43	138.96	11.80	0.48	2.99	35.04

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 2, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
BFFC Big Foot Financial Corp. of IL(8)	12.96	12.96	0.49	3.86	4.07	0.64	4.97	0.09	151.52	0.17	24.55	95.02	12.31	95.02	19.06	0.24	1.34	32.88
BRBI Blue River Bancshares of IN	9.74	7.81	-1.56	-16.21	NM	-1.35	-14.04	4.46	34.68	2.77	NM	58.96	5.74	73.54	NM	0.00	0.00	NM
BYFC Broadway Financial Corp. of CA	7.89	7.89	0.45	5.78	6.36	0.44	5.71	0.19	455.36	1.17	15.72	88.15	6.96	88.15	15.90	0.20	1.43	22.47
BRKLD Brookline Bancorp of MA*	42.38	42.38	1.81	4.27	4.00	1.89	4.46	NA	NA	1.83	25.00	106.74	45.24	106.74	23.94	0.34	3.02	NM
CBES CBES Bancorp, Inc. of MO	11.92	11.92	-0.42	-4.04	-4.93	-0.59	-5.64	4.93	28.19	2.32	NM	83.43	9.95	83.43	NM	0.32	2.32	NM
CITZ CFS Bancorp, Inc of Munster IN	10.57	10.57	0.57	5.16	5.14	0.63	5.66	0.95	52.54	0.89	19.44	109.35	11.55	109.35	17.69	0.40	2.90	56.34
CKFB CKF Bancorp of Danville KY	9.08	8.31	0.88	9.06	8.51	0.88	9.06	2.00	16.90	0.39	11.76	103.25	9.37	112.73	11.76	0.80	4.12	48.48
CAFI Camco Fin Corp of Cambridge OH	9.22	8.94	0.84	10.03	7.97	0.74	8.84	1.19	35.57	0.55	12.55	113.96	10.50	117.55	14.23	0.52	3.77	47.27
CFFN Capitol Fd Fn MHC of KS (30.0)	10.92	10.92	0.94	8.10	4.35	0.94	8.10	0.10	55.63	0.09	22.96	193.13	21.09	193.13	22.96	0.80	3.20	73.39
CEBK Central Bncrp of Somerville MA*	8.32	7.84	0.64	7.39	5.74	0.67	7.64	NA	NA	0.89	17.43	127.88	10.64	135.62	16.85	0.40	1.31	22.86
CHFN Charter Fincl MHC of GA (20.0)	28.21	28.21	0.31	1.10	0.55	0.10	0.37	0.47	117.33	2.41	NM	203.79	57.48	203.79	NM	0.40	1.46	NM
CFSL Chesterfield Financial of IL	20.98	20.98	0.88	4.16	4.27	0.88	4.16	NA	NA	0.94	23.40	97.23	20.40	97.23	23.40	0.00	0.00	0.00
CSBC Citizen So.Bkg MHC of NC(41.6)(8)	9.48	7.52	0.65	5.28	2.78	0.70	5.69	0.71	95.91	0.93	NM	186.44	17.67	234.92	NM	0.32	1.71	61.54
CTZN Citizens First Bancorp of MI	16.00	16.00	1.17	6.98	5.81	1.29	7.70	0.29	401.31	1.48	17.22	120.44	19.27	120.44	15.62	0.32	1.59	27.35
CFSB Citizens First Fin Corp. of IL	8.76	8.76	0.65	7.21	7.64	0.51	5.66	2.35	28.21	0.83	13.09	93.35	8.17	93.35	16.67	0.28	1.44	18.79
CBSA Coastal Bancorp of Houston TX	5.35	4.49	0.62	14.22	12.14	0.62	14.09	0.86	67.79	0.78	8.24	111.17	5.95	132.44	8.31	0.48	1.73	14.24
CFCP Coastal Fin. Corp. of SC	7.31	7.31	1.25	17.36	6.50	1.19	16.60	1.44	64.48	1.43	15.38	256.34	18.74	256.34	16.08	0.22	1.55	23.91
CMSB Commonwealth Bancorp Inc of PA	8.17	6.82	0.93	10.82	5.66	0.91	10.63	0.60	140.30	1.17	17.66	203.92	16.66	244.14	17.98	0.68	2.25	39.77
CFFC Community Fin. Corp. of VA	10.14	10.11	1.00	9.98	9.63	0.93	9.29	0.36	179.06	0.76	10.39	101.69	10.31	101.95	11.16	0.36	2.99	31.03
CIBI Community Inv. Bncp, Inc of OH	10.46	10.46	1.08	10.46	10.08	1.10	10.64	0.84	52.84	0.53	9.92	101.93	10.67	101.93	9.75	0.32	2.88	28.57
SBMC Connecticut Bancshares of CT*	9.78	8.49	0.72	6.31	4.02	0.88	7.77	0.36	172.84	1.04	24.85	151.15	14.78	174.03	20.19	0.56	1.73	43.08
COOP Cooperative Bancshares of NC	7.38	7.38	0.81	10.98	9.24	0.71	9.51	0.49	114.05	0.69	10.83	114.20	8.43	114.20	12.50	0.20	1.45	15.75
CRZY Crazy Woman Creek Bncorp of WY	18.68	18.33	0.29	1.47	1.98	0.29	1.47	0.53	82.68	0.74	NM	74.76	13.97	76.20	NM	0.48	3.79	NM
DCOM Dime Community Bancshars of NY*	8.83	6.76	1.27	14.82	5.62	1.27	14.82	0.15	369.45	0.74	17.79	250.63	22.13	327.56	17.79	0.48	2.00	35.56
DFBS Dutchfork Bancshares Inc of SC	12.53	12.53	0.89	6.15	7.71	0.62	4.33	0.25	86.34	0.87	12.96	84.28	10.56	84.28	18.42	0.00	0.00	0.00
ESBF ESB Financial Corp. of PA	6.13	5.51	0.61	9.72	7.78	0.59	9.43	0.30	131.83	1.01	12.85	122.14	7.48	135.79	13.24	0.40	3.02	38.83
ESBK Elmira Svgs Bank, FSB of NY*	6.99	6.73	0.82	11.80	9.70	0.71	10.23	1.22	58.24	0.94	10.31	119.11	8.33	123.76	11.89	0.65	2.63	27.08
EFBC Empire Federal Bancorp of MT	13.92	13.92	0.32	1.77	2.43	-0.12	-0.68	1.59	37.87	1.60	NM	74.83	10.41	74.83	NM	0.46	3.29	NM
EQSB Equitable Bank of Wheaton MD	6.14	6.14	0.67	11.59	9.28	0.60	10.48	NA	NA	0.24	10.77	117.26	7.20	117.26	11.92	0.00	0.00	0.00
EVRT Evertrust Fin. Grp, Inc. of WA*	13.73	13.73	0.88	5.39	6.08	0.84	5.10	0.08	NA	1.50	16.46	98.97	13.59	98.97	17.40	0.46	2.52	41.44
FFDF FFD Financial Corp of Dover OH	12.64	12.64	0.92	7.36	7.66	0.77	6.16	0.20	263.92	0.63	13.06	96.24	12.17	96.24	15.61	0.38	2.97	38.78
FFLC FFLC Bancorp of Leesburg FL	7.79	7.79	0.89	11.21	7.01	0.89	11.21	0.30	171.19	0.61	14.26	153.47	11.96	153.47	14.26	0.56	1.99	28.43
FFWC FFW Corporation of Wabash IN	9.25	8.79	0.88	9.31	9.99	0.74	7.82	1.15	74.41	1.40	10.01	93.76	8.67	98.69	11.92	0.56	3.73	37.33
FMCO FMS Fin Corp. of Burlington NJ	5.20	5.20	0.67	12.44	9.12	0.63	11.68	0.33	125.10	1.18	10.97	129.52	6.73	129.52	11.68	0.12	1.12	12.24
FFHH FSF Financial Corp. of MN	8.34	7.32	1.07	12.40	11.80	0.56	6.48	0.62	51.25	0.44	8.47	101.70	8.48	115.92	16.23	1.00	5.22	44.25
FDTR Federal Trust Corp of FL	6.30	6.30	0.56	9.21	7.63	0.35	5.71	1.54	36.74	0.66	13.10	107.95	6.80	107.95	21.11	0.00	0.00	0.00
FBCI Fidelity Bancorp of Chicago IL	7.05	7.05	1.03	14.26	10.19	0.86	11.92	0.22	96.16	0.34	9.82	137.58	9.71	137.58	11.74	0.36	1.67	16.36
FSBI Fidelity Bancorp, Inc. of PA	6.26	5.79	0.69	11.05	9.28	0.62	9.93	0.50	104.70	0.94	10.78	112.98	7.07	122.12	11.99	0.48	2.65	28.57
FFFL Fidelity Bankshares, Inc of FL	7.66	7.57	0.26	3.42	1.93	0.27	3.51	0.12	265.48	0.44	NM	177.09	13.57	179.29	NM	0.40	1.98	NM
FFED Fidelity Fed. Bancorp of IN(8)	7.42	6.91	0.18	2.76	2.49	-0.58	-8.84	1.65	31.99	0.86	NM	99.50	7.38	106.91	NM	0.00	0.00	0.00
FLBC Finger Lakes Bancorp Inc of NY(8)	9.82	9.82	0.62	5.92	3.53	0.50	4.72	0.14	325.60	0.88	28.35	177.33	17.41	177.33	NM	0.24	1.23	34.78
FBTC First BancTrust Corp of IL	14.06	14.06	0.95	7.31	7.83	0.63	4.88	1.29	73.49	1.83	12.78	84.96	11.94	84.96	19.17	0.20	1.24	15.87
FBEI First Bancorp of Indiana of IN	17.49	16.25	0.70	3.98	5.01	0.51	2.89	0.20	213.30	0.65	19.95	81.07	14.18	87.24	27.47	0.34	2.34	46.58
FBSI First Bancshares, Inc. of MO	9.54	9.29	0.72	6.69	8.82	0.72	6.69	0.90	32.96	0.40	11.34	78.05	7.45	80.18	11.34	0.16	1.40	15.84
FBBC First Bell Bancorp, Inc. of PA	7.87	7.87	0.77	10.00	8.69	0.78	10.07	0.13	82.89	0.22	11.51	111.27	8.76	111.27	11.43	0.48	3.00	34.53
FCAP First Capital, Inc. of IN	11.68	11.64	1.16	9.66	7.69	1.14	9.51	0.53	72.46	0.54	13.00	122.83	14.35	123.29	13.21	0.52	3.20	41.60
FDEF First Defiance Fin. Corp of OH	9.96	9.65	1.22	12.37	10.68	0.53	5.39	0.31	197.80	1.37	9.36	110.20	10.98	113.77	21.48	0.52	2.85	26.67
FESX First Essex Bancorp, Inc of MA*	7.65	6.67	1.10	14.56	7.76	1.03	13.68	0.27	302.94	1.28	12.88	177.71	13.60	203.75	13.71	0.88	2.94	37.93
FFBH First Fed. Bancshares of AR	10.40	10.40	0.88	8.34	8.04	0.79	7.51	0.42	39.46	0.24	12.43	104.91	10.91	104.91	13.81	0.48	1.92	23.88
FTFC First Fed. Capital Corp. of WI	7.42	6.47	1.18	17.74	7.76	0.51	7.70	0.30	128.50	0.56	12.89	200.92	14.91	230.47	29.68	0.52	2.65	34.21
FFKY First Fed. Fin. Corp. of KY	9.07	7.74	1.18	12.94	8.46	1.18	12.94	0.31	175.29	0.68	11.82	146.77	13.32	172.15	11.82	0.72	3.17	37.50
FFBI First Federal Bancshares of IL	18.09	18.09	0.74	3.98	4.99	0.68	3.63	0.14	164.66	0.53	20.05	83.18	15.05	83.18	21.99	0.32	1.75	35.16
FFSX First Federal Bankshares of IA	10.92	8.05	0.36	3.31	4.56	0.13	1.22	NA	NA	1.09	21.93	73.19	7.99	99.21	NM	0.32	2.56	56.14
FFBZ First Federal Bncrp, Inc of OH	9.14	9.13	1.10	12.71	11.77	0.92	10.73	0.31	247.50	0.87	8.49	103.15	9.43	103.32	10.06	0.20	3.06	25.97
FFCH First Fin. Holdings Inc. of SC	7.18	6.73	1.13	16.68	6.76	1.02	15.15	0.82	86.91	0.85	14.80	234.44	16.84	250.43	16.29	0.68	2.34	34.69
FFHS First Franklin Corp. of OH	7.84	7.84	0.33	4.18	4.75	0.26	3.23	0.63	62.60	0.57	21.07	88.24	6.92	88.24	27.30	0.30	2.50	52.63

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 2, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
Financial Institution		Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FGHC	First Georgia Hold., Inc of GA	8.03	7.84	0.63	7.87	5.54	0.63	7.87	2.08	45.59	1.17	18.05	139.92	11.23	143.25	18.05	0.10	2.77	50.00
FFSL	First Independence Corp. of KS	9.68	9.68	1.44	15.43	14.31	0.99	10.65	1.72	28.94	0.60	6.99	103.69	10.03	103.69	10.13	0.50	3.13	21.83
FKAN	First Kansas Fin. Corp. of KS	10.13	10.11	0.33	2.97	4.26	0.38	3.46	NA	NA	0.44	23.45	75.31	7.63	75.48	20.16	0.20	1.55	36.36
FKFS	First Keystone Fin., Inc of PA	6.01	6.01	0.52	8.52	7.88	0.51	8.32	0.88	48.70	0.81	12.70	107.97	6.49	107.97	13.00	0.36	2.22	28.13
CASH	First Midwest Fin., Inc. of IA	7.46	6.85	0.33	4.18	5.44	0.32	4.01	1.33	56.63	1.25	18.37	77.74	5.80	84.61	19.16	0.52	3.88	71.23
FMSB	First Mutual Bncshrs Inc of WA*	7.79	7.79	1.07	14.08	8.45	0.90	11.92	0.01	NA	1.23	11.84	157.78	12.30	157.78	13.98	0.28	1.73	20.44
FNFG	First Niagara MHC of NY (38.9)(8)*	9.26	6.47	0.87	9.33	3.33	0.86	9.23	0.47	141.74	1.00	NM	272.68	25.24	NM	NM	0.44	1.57	47.31
FNFI	First Niles Fin., Inc. of OH	18.06	18.06	1.01	5.16	4.15	0.86	4.41	1.15	64.36	1.75	24.11	130.68	23.60	130.68	28.21	0.52	3.48	NM
FPFC	First Place Fin. Corp. of OH	11.23	9.97	1.03	8.80	6.70	0.73	6.23	0.80	71.43	1.02	14.92	136.02	15.27	153.12	21.06	0.50	2.79	41.67
FSFF	First SecurityFed Fin.of IL	16.93	16.90	1.48	8.75	7.14	1.47	8.70	0.30	215.38	0.94	14.01	122.62	20.76	122.82	14.10	0.52	2.38	33.33
FSLA	First Sentinel Bancorp of NJ	10.24	10.01	1.25	11.44	6.19	1.24	11.30	0.09	658.56	1.03	16.16	186.83	19.13	191.20	16.35	0.38	2.73	44.19
FBNW	FirstBank NW Corp. of ID	9.03	9.03	0.81	8.55	9.10	0.36	3.84	0.36	228.43	1.08	10.99	93.77	8.47	93.77	24.47	0.48	2.62	28.74
FFBK	FloridaFirst Bancorp of FL	11.57	9.99	0.80	5.78	5.66	0.76	5.49	0.23	254.02	0.99	17.68	102.40	11.85	118.56	18.62	0.24	1.37	24.24
FFIC	Flushing Fin. Corp. of NY*	8.61	8.35	1.11	12.10	6.61	1.10	12.00	0.14	312.73	0.60	15.13	185.70	15.99	191.53	15.26	0.36	1.97	29.75
FKKY	Frankfort First Bancorp of KY	12.67	12.67	0.97	7.90	6.69	0.97	7.90	0.43	16.67	0.08	14.96	118.13	14.97	118.13	14.96	1.12	6.51	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	7.85	7.85	0.90	11.62	10.33	0.88	11.39	0.65	67.77	0.67	9.68	108.15	8.49	108.15	9.87	0.40	2.67	25.81
GSLA	GS Financial Corp. of LA	18.56	18.56	0.69	3.72	4.61	0.68	3.67	0.09	266.06	0.54	21.69	82.19	15.25	82.19	21.95	0.36	2.00	43.37
GCFC	Grand Central Fin. Corp. of OH	15.84	15.84	0.49	3.46	3.65	0.53	3.75	0.58	55.09	0.56	27.36	93.81	14.86	93.81	25.26	0.36	3.65	NM
GTPS	Great American Bancorp of IL	10.96	10.67	0.86	7.60	7.13	0.79	6.98	0.20	324.12	0.80	14.04	108.25	11.86	111.16	15.29	0.44	1.83	25.73
PEDE	Great Pee Dee Bancorp of SC	20.46	19.16	0.98	4.61	5.24	0.98	4.61	1.24	61.11	0.89	19.09	87.38	17.88	93.33	19.09	0.50	3.97	NM
GAFC	Greater Atlant. Fin Corp of VA	5.06	4.76	0.09	1.69	1.90	-1.07	-19.49	0.07	397.72	0.55	NM	86.78	4.39	92.24	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.0)	12.07	12.07	0.77	5.86	4.02	0.77	5.86	0.06	767.91	0.81	24.89	144.55	17.45	144.55	24.89	0.64	3.52	NM
GFED	Guaranty Fed Bancshares of MO	11.58	11.57	0.91	7.57	6.88	0.63	5.23	0.72	91.89	0.82	14.54	115.76	13.40	115.86	21.04	0.50	3.55	51.55
HCBB	HCB Bancshares, Inc. of AR	10.79	10.74	0.47	4.32	5.30	0.47	4.32	0.81	64.59	1.16	18.88	84.07	9.07	84.46	18.88	0.32	2.23	42.11
HFFC	HF Financial Corp. of SD	7.20	6.42	0.58	8.17	11.22	0.49	6.97	1.47	61.84	1.18	8.91	76.92	5.54	86.21	10.45	0.46	4.00	35.66
HMNF	HMN Financial, Inc. of MN	10.19	9.57	0.80	8.14	7.33	0.60	6.10	0.69	89.49	0.98	13.64	108.49	11.06	115.52	18.19	0.72	4.00	54.55
HARB	Harbor Florida Bancshrs of FL	11.97	11.79	1.48	11.79	4.57	1.43	11.36	0.21	344.49	0.94	21.86	252.63	30.24	256.40	22.69	0.45	1.87	40.91
HARL	Harleysville Svgs Fin Cp of PA	6.17	6.17	0.72	11.81	8.76	0.72	11.75	0.03	NA	0.68	11.41	128.21	7.91	128.21	11.48	0.56	2.67	30.43
HFFB	Harrodsburg 1st Fin Bcrp of KY	15.69	15.43	0.45	2.69	4.01	0.45	2.69	1.26	31.21	0.50	24.93	67.88	10.65	69.00	24.93	0.60	5.35	NM
HTHR	Hawthorne Fin. Corp. of CA	6.79	6.79	1.07	16.89	12.36	1.09	17.09	0.48	318.55	1.69	8.09	126.18	8.57	126.18	8.00	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	6.62	6.14	0.70	9.89	7.63	0.57	7.97	0.17	190.53	0.67	13.11	130.00	8.61	140.19	16.27	0.60	2.22	29.13
HFWA	Heritage Financial Corp of WA	13.15	12.05	1.05	7.95	5.54	0.86	6.58	0.86	113.05	1.22	18.05	143.38	18.86	156.53	21.81	0.48	3.06	55.17
HCBC	High Country Bancorp of CO	9.27	9.27	0.99	10.30	9.72	0.64	6.66	1.79	48.34	1.06	10.29	106.82	9.90	106.82	15.92	0.50	2.68	27.62
HIFS	Hingham Inst. for Sav. of MA*	8.67	8.67	1.40	16.03	8.76	1.40	16.03	NA	NA	0.86	11.42	173.44	15.04	173.44	11.42	0.64	2.21	25.20
HCFC	Home City Fin. Corp. of OH	7.97	7.71	0.41	4.94	6.73	0.28	3.34	1.04	35.19	0.46	14.86	74.17	5.91	76.60	22.00	0.44	4.00	59.46
HWEN	Home Financial Bancorp of IN	9.26	9.26	0.78	8.76	10.00	0.78	8.76	1.05	51.69	0.69	10.00	84.42	7.81	84.42	10.00	0.12	3.08	30.77
HLFC	Home Loan Financial Corp of OH	15.66	15.66	1.21	7.64	7.05	1.18	7.47	0.49	75.84	0.44	14.18	107.95	16.91	107.95	14.49	0.54	4.19	59.34
HSTD	Homestead Bancorp, Inc. of LA	9.50	9.50	0.47	4.63	6.82	0.42	4.10	0.24	107.77	0.45	14.67	68.43	6.50	68.43	16.57	0.24	2.68	39.34
HFBC	HopFed Bancorp of KY	14.72	14.72	0.85	5.13	5.00	1.23	7.41	0.17	195.54	0.53	19.98	104.39	15.36	104.39	13.84	0.44	3.49	69.84
HRZB	Horizon Financial Corp. of WA*	13.03	12.95	1.34	10.11	6.20	1.22	9.16	0.12	625.72	1.03	16.13	160.69	20.95	161.76	17.79	0.44	3.64	58.67
HCBK	Hudson Cty Bcp MHC of NJ(38.8)*	10.54	10.54	1.36	11.31	4.20	1.36	11.31	0.15	137.06	0.38	23.80	270.81	28.55	270.81	23.80	0.36	1.99	47.37
HRBT	Hudson River Bancorp Inc of NY	9.20	6.43	1.03	8.76	4.80	1.03	8.70	0.77	190.25	1.92	20.81	176.64	16.26	253.06	20.98	0.48	1.79	37.21
ITLA	ITLA Capital Corp of CA*	10.07	10.07	1.26	13.28	10.85	1.26	13.23	1.49	136.73	2.35	9.22	118.41	11.93	118.46	9.25	0.00	0.00	0.00
ICBC	Independence Comm Bnk Cp of NY	11.10	8.67	1.31	11.55	5.85	1.30	11.41	0.58	174.99	1.38	17.08	191.42	21.25	245.05	17.28	0.52	1.78	30.41
IFSB	Independence FSB of DC	8.54	8.54	-0.30	-3.46	-4.81	-0.14	-1.55	0.86	21.36	0.64	NM	74.30	6.35	74.30	NM	0.00	0.00	NM
JXVL	Jacksonville Bancorp Inc of TX	9.10	8.22	1.29	12.89	11.35	1.30	12.94	0.24	130.87	0.49	8.81	112.25	10.22	124.26	8.78	0.50	2.17	19.16
JXSB	Jcksnville Bcp MHC of IL(45.6)	7.85	6.52	-0.49	-5.73	-5.24	0.54	6.40	NA	NA	0.66	NM	115.19	9.04	138.79	17.09	0.30	2.62	NM
KFBI	Klamath First Bancorp of OR	7.52	4.56	0.43	4.85	5.03	0.27	3.09	0.04	NA	1.22	19.88	99.25	7.46	163.75	NM	0.52	3.27	65.00
LSBX	LSB Corp of No. Andover MA*	12.42	12.42	0.77	6.29	6.18	0.71	5.80	0.01	NA	1.77	16.17	100.08	12.43	100.08	17.54	0.44	3.53	57.14
LSBI	LSB Fin. Corp. of Lafayette IN	8.19	8.19	0.81	10.09	9.20	0.62	7.70	0.75	68.33	0.61	10.87	105.82	8.67	105.82	14.24	0.44	2.40	26.04
LARL	Laurel Capital Group Inc of PA	10.21	10.21	1.24	12.13	7.85	1.21	11.84	0.15	473.28	1.00	12.74	153.15	15.63	153.15	13.06	0.76	3.59	45.78
LFED	Leeds Fed Bksr MHC of MD(27.3)(8)	11.89	11.89	0.57	4.42	1.63	0.57	4.42	0.61	27.30	0.30	NM	266.55	31.70	266.55	NM	0.60	1.96	NM
LXMO	Lexington B&L Fin. Corp. of MO	10.84	10.26	0.49	4.32	5.75	0.45	3.95	0.89	59.73	0.98	17.38	74.45	8.07	78.69	19.00	0.30	2.11	36.59
LIBB	Liberty Bancrp MHC of NJ(39.2)(8)	9.11	9.11	0.42	4.38	1.62	0.39	4.07	0.12	212.20	0.43	NM	268.67	24.49	268.67	NM	0.12	0.46	28.57
LFCO	Life Financial Corp of CA(8)	3.27	3.27	-2.07	NM	NM	-2.23	NM	6.41	24.87	2.43	NM	59.43	1.94	59.43	NM	0.00	0.00	NM
LNCB	Lincoln Bancorp of IN	16.93	16.46	0.83	4.78	4.72	0.72	4.14	0.29	185.16	0.78	21.18	104.83	17.75	107.85	24.42	0.40	2.28	48.19

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 2, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution		Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
LOGN	Logansport Fin. Corp. of IN	11.96	11.96	1.03	8.09	9.12	1.03	8.09	1.30	64.77	1.07	10.97	91.59	10.95	91.59	10.97	0.52	3.06	33.55
MAFB	MAF Bancorp, Inc. of IL	8.02	6.17	1.15	14.91	7.84	1.01	13.07	0.49	71.40	0.46	12.75	175.61	14.08	228.22	14.55	0.60	1.76	22.47
MFBC	MFB Corp. of Mishawaka IN	8.21	8.21	0.60	7.30	8.24	0.36	4.34	0.96	84.09	1.09	12.14	87.68	7.20	87.68	20.45	0.42	1.85	22.46
MSBF	MSB Financial, Inc of MI	14.85	13.05	1.69	10.58	10.79	1.14	7.11	1.50	39.52	0.79	9.27	93.96	13.95	106.96	13.80	0.44	3.62	33.59
MASB	MassBank Corp. of Reading MA*	11.60	11.49	1.10	9.41	7.58	0.80	6.80	0.03	788.96	0.76	13.19	122.56	14.22	123.73	18.25	0.88	2.94	38.77
MTXC	Matrix Bancorp, Inc. of CO	4.62	4.62	0.53	12.56	12.06	0.83	19.64	2.97	20.15	4.50	8.29	98.04	4.53	98.04	5.30	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.24	8.17	0.77	9.31	6.73	0.81	9.78	NA	NA	1.33	14.85	138.27	11.40	139.44	14.14	0.60	4.04	60.00
MDBK	Medford Bancorp, Inc. of MA(8)*	7.71	7.62	1.03	13.15	5.29	0.94	11.94	0.04	NA	1.09	18.92	243.60	18.78	246.36	20.84	0.60	1.72	32.61
METF	Metropolitan Fin. Corp. of OH	4.10	3.94	-0.18	-5.79	-6.00	-0.63	-20.58	2.06	48.86	1.55	NM	74.81	3.07	77.72	NM	0.00	0.00	NM
MBBC	Monterey Bay Bancorp of CA	9.55	9.30	0.83	8.96	7.25	0.80	8.60	0.84	153.02	1.46	13.80	116.32	11.11	119.38	14.38	0.00	0.00	0.00
MFSF	MutualFirst Fin. Inc. of IN	13.80	13.67	1.07	7.26	7.14	0.96	6.56	1.07	71.10	0.88	14.01	108.92	15.03	109.92	15.49	0.36	1.89	26.47
MYST	Mystic Fin., Inc of Medford MA*	7.38	7.38	0.35	3.96	4.31	0.54	6.13	NA	NA	0.86	23.22	103.48	7.63	103.48	15.00	0.36	2.12	49.32
NASB	NASB Fin, Inc. of Grandview MO	10.83	10.71	1.99	20.81	10.13	0.97	10.10	NA	NA	0.78	9.87	193.66	20.98	195.95	20.35	0.60	2.59	25.53
NHTB	NH Thrift Bancshares of NH	6.05	3.60	0.70	11.82	10.45	0.55	9.29	0.56	163.04	1.32	9.57	108.74	6.58	182.67	12.17	0.64	3.87	36.99
NYCB	New York Community Bcrp of NY*	10.75	3.40	1.68	17.30	4.14	1.70	17.45	0.16	272.73	0.73	24.13	298.05	32.03	NM	23.92	0.80	2.91	70.18
NMIL	Newmil Bancorp, Inc. of CT*	8.25	6.74	1.02	12.01	7.11	0.96	11.31	0.24	365.87	1.63	14.06	166.38	13.72	203.57	14.92	0.50	2.58	36.23
NBSI	North Bancshares of Chicago IL	9.79	9.79	0.37	3.88	3.24	0.35	3.70	NA	NA	0.33	NM	118.16	11.56	118.16	NM	0.44	3.24	NM
FFFD	North Central Bancshares of IA	9.04	7.79	1.22	13.00	10.39	1.23	13.05	0.39	193.94	0.91	9.62	125.89	11.38	146.03	9.59	0.72	2.70	25.99
NEIB	Northeast Indiana Bncrp of IN	11.34	11.34	0.81	7.26	8.14	0.76	6.79	2.77	32.48	1.26	12.29	90.45	10.25	90.45	13.14	0.48	3.15	38.71
NEPF	Northeast PA Fin. Corp of PA	7.90	6.37	0.62	6.75	7.28	0.56	6.10	0.64	92.42	1.00	13.74	102.31	8.08	126.78	15.23	0.44	2.83	38.94
NWSB	Northwest Bcrp MHC of PA(25.4)	7.15	5.52	0.86	12.00	6.30	0.79	11.00	0.52	102.15	0.74	15.86	180.98	12.94	234.50	17.30	0.32	2.80	44.44
OCFC	OceanFirst Fin. Corp of NJ	8.32	8.22	1.11	12.80	6.53	0.98	11.37	0.23	214.09	0.67	15.31	204.79	17.04	207.27	17.24	0.72	3.51	53.73
ONFC	Oneida Fincl MHC of NY (45.7)	12.81	11.43	0.87	6.76	3.56	0.78	6.07	0.09	418.40	0.82	28.07	184.00	23.57	206.23	NM	0.52	3.14	NM
OTFC	Oregon Trail Fin. Corp. of OR	12.92	12.89	1.13	8.01	7.55	1.19	8.44	0.10	578.68	0.85	13.25	115.19	14.88	115.39	12.58	0.40	2.01	26.67
PBNC	PFS Bancorp Inc of IN	23.12	23.12	0.56	3.51	2.59	0.73	4.54	1.29	47.10	0.77	NM	93.97	21.73	93.97	29.82	0.20	1.18	45.45
PHSB	PHSB Financial Corp of PA	16.07	16.07	0.79	6.07	5.10	0.79	6.07	0.14	338.79	1.09	19.59	87.61	14.08	87.61	19.59	0.36	2.48	48.65
PVFC	PVF Capital Corp. of OH	7.45	7.45	1.02	14.49	11.66	0.78	11.03	1.10	50.21	0.66	8.57	117.48	8.75	117.48	11.26	0.30	2.61	22.39
PBCI	Pamrapo Bancorp, Inc. of NJ	8.77	8.77	1.13	12.55	8.07	1.13	12.55	0.68	61.26	0.59	12.39	151.60	13.29	151.60	12.39	0.75	5.26	65.22
PFED	Park Bancorp of Chicago IL	11.34	11.34	0.71	6.28	6.68	0.59	5.18	0.11	186.59	0.36	14.97	96.79	10.98	96.79	18.14	0.48	2.24	33.57
PVSA	Parkvale Financial Corp of PA	6.13	5.43	0.94	13.97	9.52	0.72	10.67	0.45	211.73	1.29	10.51	143.10	8.77	161.69	13.76	0.72	2.89	30.38
PRTR	Partners Trust MHC of NY(46.4)	14.86	14.86	0.64	4.33	3.36	0.64	4.33	0.81	93.64	1.32	29.79	129.03	19.18	129.03	29.79	0.00	0.00	0.00
PBHC	Pathfinder BC MHC of NY (39.1)*	9.14	8.23	0.77	8.39	6.40	0.61	6.62	NA	NA	1.06	15.63	126.71	11.58	140.68	19.82	0.28	2.52	39.44
PFSB	PennFed Fin. Services of NJ	6.32	6.02	0.77	12.15	7.40	0.76	12.08	0.15	192.23	0.39	13.52	162.08	10.24	170.13	13.59	0.40	1.56	21.05
PFDC	Peoples Bancorp of Auburn IN	12.18	11.53	1.09	9.00	8.33	1.02	8.46	0.43	99.81	0.52	12.00	105.94	12.90	111.94	12.77	0.60	3.33	40.00
PBCT	Peoples Bank, MHC of CT (40.8)*	8.26	7.24	0.65	7.94	4.84	0.28	3.40	0.35	291.86	1.78	20.65	161.64	13.35	184.46	NM	1.44	5.86	NM
PCBI	Peoples Community Bcrp. of OH	8.46	8.10	0.64	6.88	5.21	0.51	5.54	0.94	135.25	1.42	19.20	127.87	10.82	133.55	23.84	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.37	12.37	0.48	3.79	3.74	0.48	3.79	0.61	81.96	0.57	26.70	101.47	12.55	101.47	26.70	0.36	3.06	NM
PHFC	Pittsburgh Home Fin Corp of PA	5.09	5.05	0.12	2.27	2.94	0.12	2.33	1.42	50.94	1.12	NM	81.61	4.15	82.21	NM	0.36	2.94	NM
PFSL	Pocahontas Bancorp, Inc. of AR	8.61	5.74	0.38	4.03	3.56	0.73	7.76	1.64	30.22	0.79	28.10	112.74	9.70	169.02	14.60	0.28	2.49	70.00
PORT	Port Fin. Corp of Brighton MA	9.69	9.69	1.04	8.61	5.29	1.11	9.16	0.04	NA	1.15	18.90	178.80	17.32	178.80	17.76	0.60	1.56	29.41
PRBC	Prestige Bancorp, Inc. of PA(8)	6.10	6.10	-0.06	-0.98	-0.81	-0.11	-1.88	1.31	47.79	0.87	NM	123.19	7.51	123.19	NM	0.00	0.00	NM
PFNC	Progress Financial Corp. of PA	6.78	6.56	0.09	1.59	1.37	-0.09	-1.45	1.92	52.14	1.84	NM	103.06	6.99	106.44	NM	0.20	2.28	NM
PBCP	Provident Bcp MHC of NY (45.1)	11.51	11.51	1.03	9.00	4.05	0.99	8.68	0.39	262.73	1.50	24.68	213.59	24.58	213.59	25.57	0.48	1.71	42.11
PROV	Provident Fin. Holdings of CA	9.77	9.77	0.86	9.56	7.60	0.23	2.54	0.42	130.95	0.97	13.15	122.11	11.93	122.11	NM	0.20	0.88	11.56
PLSK	Pulaski Bncp MHC of NJ (41.8)(8)	10.99	10.99	0.44	4.14	1.68	0.60	5.67	1.16	46.07	0.83	NM	241.38	26.52	241.38	NM	0.40	1.24	74.07
PULB	Pulaski Fin Cp of St. Louis MO	10.62	10.62	1.34	12.81	7.88	0.43	4.15	1.01	74.52	1.05	12.69	161.83	17.19	161.83	NM	0.36	1.96	24.83
QCBC	Quaker City Bancorp, Inc of CA	8.41	8.38	1.44	17.67	8.41	1.44	17.67	0.24	316.80	0.95	11.89	190.58	16.03	191.41	11.89	0.00	0.00	0.00
RIVR	River Valley Bancorp of IN	9.23	9.22	1.13	11.89	9.51	0.86	9.01	0.74	138.94	1.27	10.52	120.86	11.16	121.07	13.88	0.80	2.93	30.77
RVSB	Riverview Bancorp, Inc. of WA	13.69	13.51	1.16	9.09	7.48	0.86	6.72	0.61	106.82	0.88	13.37	121.04	16.57	122.64	18.10	0.50	3.37	45.05
ROME	Rome Bncp Inc MHC of NY (41.6)*	14.38	14.38	0.90	6.03	3.22	0.89	5.95	0.34	193.26	0.97	NM	192.59	27.69	192.59	NM	0.36	1.51	46.75
RSLN	Roslyn Bancorp, Inc. of NY*	5.79	5.78	1.39	20.11	6.82	1.41	20.39	0.43	100.63	1.18	14.66	320.98	18.57	321.47	14.46	0.52	2.48	36.36
SCFS	Seacoast Fin Serv Corp of MA*	8.96	7.92	1.02	10.96	6.65	1.02	10.96	0.41	212.05	1.15	15.04	160.98	14.43	182.18	15.04	0.44	2.12	31.88
SFBI	Security Financial Bcrp of IN	18.10	18.10	0.50	2.75	2.89	0.54	2.95	1.15	66.00	1.46	NM	98.04	17.75	98.04	NM	0.00	0.00	0.00
SVBI	Severn Bancorp Inc of MD	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	NA	NM	NM	0.00	NM	NM	0.00	0.00	NM
SKBO	Skibo Fin Corp MHC of PA(39.8)	15.88	15.88	0.37	2.27	1.38	0.37	2.27	0.07	376.11	0.92	NM	165.18	26.23	165.18	NM	0.48	3.69	NM
SOBI	Sobieski Bancorp of S. Bend IN	9.56	9.56	0.19	1.88	2.64	0.10	1.02	0.74	124.01	1.24	NM	71.68	6.85	71.68	NM	0.34	2.43	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 2, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution		Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
SFFS	Sound Fed Bp MHC of NY (42.1)(8)	9.78	7.54	1.01	9.81	5.32	1.01	9.81	0.14	255.58	0.53	18.80	178.15	17.42	230.96	18.80	0.36	1.58	29.75
SSFC	South Street Fin. Corp. of NC*	11.22	11.22	0.43	3.82	3.74	0.43	3.82	0.21	93.41	0.24	26.72	102.11	11.46	102.11	26.72	0.40	5.16	NM
SMBC	Southern Missouri Bncrp of MO	9.03	7.72	0.82	8.68	9.38	0.82	8.63	0.30	191.82	0.75	10.66	91.19	8.23	106.61	10.72	0.56	3.13	33.33
STFR	St. Francis Cap. Corp. of WI	7.54	6.93	0.89	12.46	9.06	0.58	8.13	0.41	143.38	1.06	11.03	131.73	9.93	143.21	16.91	0.60	2.55	28.17
SFFC	StateFed Financial Corp. of IA	15.06	15.06	0.64	4.42	5.60	0.64	4.42	3.95	14.73	0.66	17.84	80.60	12.13	80.60	17.84	0.40	4.40	NM
STSA	Sterling Financial Corp. of WA	5.73	4.25	0.63	11.29	8.85	0.58	10.25	0.73	97.80	1.00	11.30	119.49	6.84	160.92	12.44	0.00	0.00	0.00
STBI	Sturgis Bancorp of MI	9.87	8.06	0.95	9.64	8.70	0.69	6.96	2.21	24.10	0.71	11.50	110.81	10.94	135.65	15.92	0.28	2.71	31.11
SUFI	Superior Financial Corp of AR	6.90	3.69	0.74	10.67	8.16	0.69	9.96	0.76	91.90	1.16	12.26	130.80	9.03	244.55	13.14	0.40	2.18	26.67
THRD	TF Fin. Corp. of Newtown PA	8.08	7.39	0.81	10.06	9.95	0.96	11.94	0.57	50.12	0.55	10.05	98.22	7.93	107.31	8.47	0.60	2.86	28.71
THTL	Thistle Group Holdings of PA(8)	11.43	10.43	0.52	4.31	5.53	0.36	3.03	0.44	81.15	0.95	18.09	79.68	9.11	87.37	25.78	0.32	3.10	56.14
TSBK	Timberland Bancorp, Inc. of WA	18.12	18.12	1.51	8.04	7.98	1.40	7.42	1.27	68.34	1.12	12.54	100.18	18.15	100.18	13.58	0.48	2.94	36.92
TRYF	Troy Financial Corp of Troy NY	14.60	11.80	1.05	7.03	4.20	1.03	6.91	0.28	468.11	1.90	23.80	169.92	24.81	210.19	24.22	0.56	2.01	47.86
UCBC	Union Community Bancorp of IN	13.88	12.84	1.29	5.86	5.92	1.46	6.62	1.80	18.90	0.39	16.91	91.41	12.69	98.76	14.97	0.48	3.34	56.47
UFBS	Union Fin Bancshares Inc of SC	8.11	6.15	0.54	6.30	5.81	0.52	6.05	0.36	128.49	0.83	17.21	105.08	8.52	138.60	17.91	0.40	3.02	51.95
UCFC	United Community Fin. of OH	13.60	12.18	0.96	6.39	5.61	0.78	5.17	0.63	99.16	0.82	17.83	112.48	15.30	125.64	22.05	0.30	3.58	63.83
UPFC	United PanAm Fin. Corp of CA(8)	10.53	10.53	1.40	11.90	8.26	1.25	10.65	0.24	NA	6.77	12.11	138.28	14.55	138.28	13.53	0.00	0.00	0.00
UTBI	United Tenn. Bancshares of TN	13.74	12.85	0.87	6.30	6.42	0.88	6.39	0.65	109.06	0.98	15.58	98.17	13.49	104.98	15.36	0.30	2.79	43.48
WSFS	WSFS Financial Corp. of DE*	5.80	5.75	1.23	22.80	10.39	0.29	5.45	0.49	228.36	1.96	9.62	202.60	11.74	204.31	NM	0.20	0.83	7.97
WVFC	WVS Financial Corp. of PA	7.32	7.32	1.24	17.19	11.51	1.24	17.19	1.20	56.38	1.58	8.69	143.47	10.50	143.47	8.69	0.64	4.05	35.16
WRNB	Warren Bancorp of Peabody MA*	9.33	9.33	1.49	16.76	8.17	1.37	15.50	0.42	259.26	1.47	12.24	196.89	18.38	196.89	13.23	0.48	4.22	51.61
WSBI	Warwick Community Bncrp of NY*	9.90	9.54	0.94	9.84	5.45	0.91	9.57	0.51	97.02	0.75	18.36	174.58	17.28	181.14	18.87	0.40	1.48	27.21
WFSL	Washington Federal, Inc. of WA	12.75	12.25	1.89	15.44	8.71	1.89	15.44	0.55	58.01	0.53	11.48	169.78	21.65	176.79	11.48	0.92	3.83	44.02
WAYN	Wayne Svgs Bks MHC of OH(47.5)(8)	7.78	7.78	0.58	7.34	3.61	0.47	5.93	0.95	22.93	0.29	27.67	199.41	15.52	199.41	NM	0.68	3.37	NM
WYPT	Waypoint Financial Corp of PA	8.92	8.67	0.81	8.88	6.44	0.71	7.78	0.40	112.59	0.99	15.52	139.76	12.47	143.77	17.72	0.40	2.28	35.40
WCFB	Wbstr Cty Fed MHC of IA (38.5)	21.13	21.13	1.27	5.91	3.92	1.27	5.91	0.66	54.81	0.50	25.54	149.04	31.49	149.04	25.54	1.00	5.84	NM
WBST	Webster Financial Corp. of CT	8.20	5.63	1.23	14.85	8.46	1.17	14.16	0.48	166.77	1.39	11.83	170.42	13.97	248.08	12.40	0.76	2.13	25.25
WEFC	Wells Fin. Corp. of Wells MN	10.56	10.56	1.63	16.12	14.87	1.19	11.70	0.49	83.64	0.60	6.73	101.13	10.68	101.13	9.27	0.72	3.50	23.53
WEBK	West Essex Bp MHC of NJ (40.1)	13.71	12.83	0.85	6.13	3.52	0.85	6.13	0.42	86.65	0.84	28.44	172.35	23.63	184.21	28.44	0.56	3.08	NM
WOFC	Western Ohio Fin. Corp. of OH	11.93	11.93	0.52	4.29	5.06	0.45	3.73	0.50	100.29	0.63	19.75	84.80	10.12	84.80	22.70	1.00	5.06	NM
WGBC	Willow Grove Bancorp of PA	16.71	16.71	0.45	2.70	2.55	0.68	4.05	0.71	85.48	1.06	NM	106.18	17.74	106.18	26.19	0.28	2.55	NM

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1994:	Quarter 1	3625.1	445.8	743.5	241.6	143.1
	Quarter 2	3625.0	444.3	706.0	269.6	152.6
	Quarter 3	3843.2	462.6	764.3	279.7	149.2
	Quarter 4	3834.4	459.3	752.0	244.7	137.6
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
As of _ 08/02/02		8313.1	864.2	1,247.9	1056.2	411.6

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	06/28/02	05/31/02	12/31/01	06/29/01	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,121.4	1,150.1	918.2	964.5	-2.49	22.14	16.27
MHC Index	1,597.1	1,600.7	1,172.1	1,055.3	-0.22	36.26	51.34
Insurance Indexes							
SAIF Thrifts	1,099.2	1,121.4	880.6	901.7	-1.98	24.82	21.90
BIF Thrifts	1,321.0	1,360.0	1,098.5	1,179.4	-2.87	20.25	12.01
Stock Exchange Indexes							
AMEX Thrifts	331.5	331.6	269.7	236.9	-0.02	22.90	39.91
NYSE Thrifts	743.4	772.0	620.8	690.0	-3.71	19.74	7.75
OTC Thrifts	1,261.8	1,267.3	998.4	950.4	-0.43	26.38	32.77
Geographic Indexes							
Mid-Atlantic Thrifts	2,547.3	2,619.0	1,999.8	1,961.9	-2.74	27.38	29.84
Midwestern Thrifts	2,472.9	2,433.7	1,943.0	1,971.6	1.61	27.27	25.43
New England Thrifts	960.0	950.1	747.5	730.8	1.04	28.43	31.35
Southeastern Thrifts	1,068.9	1,046.9	850.2	798.1	2.10	25.72	33.92
Southwestern Thrifts	873.5	898.9	768.4	785.8	-2.83	13.68	11.16
Western Thrifts	1,076.8	1,120.0	917.8	1,031.4	-3.85	17.33	4.41
Asset Size Indexes							
Less than $250M	953.8	951.3	838.1	749.6	0.26	13.80	27.23
$250M to $500M	2,198.7	2,226.9	1,885.5	1,655.2	-1.27	16.61	32.83
$500M to $1B	1,178.7	1,167.7	922.4	799.6	0.94	27.78	47.40
$1B to $5B	1,567.1	1,514.3	1,210.7	1,127.8	3.49	29.43	38.95
Over $5B	684.2	710.7	565.3	616.6	-3.73	21.03	10.97
Pink Indexes							
Pink Thrifts	259.4	258.6	220.4	197.1	0.32	17.69	31.62
Less than $75M	287.2	280.5	239.7	222.1	2.39	19.83	29.28
Over $75M	266.9	267.0	227.3	200.9	-0.05	17.40	32.84
Comparative Indexes							
Dow Jones Industrials	9,243.3	9,925.3	10,021.6	10,502.4	-6.87	-7.77	-11.99
S&P 500	989.8	1,067.1	1,148.1	1,224.4	-7.25	-13.78	-19.16

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Table IV-4
New Jersey Thrift Acquisitions 1999-Present

Announce Date	Complete Date	Buyer Short Name		Target Name			Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)		P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
01/10/2002	Pending	Kearny, MHC	NJ	Pulaski Bancorp, Inc. (MHC)	NJ	Thrift	237,596	10.50	0.32	3.05	0.29	182.58	NA	32.900	Cash	253.27	253.27	NM	27.10	23.66
05/16/2002	Pending	NSB Holding Corp.	NY	Liberty Bancorp, Inc. (MHC)	NJ	Thrift	323,043	9.69	0.36	3.63	0.20	140.73	NA	26.500	Cash	276.62	276.62	NM	27.68	25.15
10/18/2001	Pending	Oritani Financial Corp M.H.C.	NJ	Hamilton Bancorp, MHC	NJ	Thrift	123,151	6.40	0.45	6.95	0.05	NA	NA	NA		NA	NA	NA	NA	NA
10/17/2001	Pending	Pacific MHC	CA	College Savings Bank	NJ	Thrift	323,236	5.39	0.56	10.31	0.00	NA	NA	NA		NA	NA	NA	NA	NA
12/12/2000	06/29/2001	Boiling Springs MHC	NJ	Ridgewood Financial Inc. (MHC)	NJ	Thrift	288,671	8.95	0.35	3.93	0.02	NA	NA	18.000	Cash	221.67	221.67	50.00	19.81	15.93
03/15/2000	07/31/2000	Richmond County Financial Corp	NY	South Jersey Financial Corp	NJ	Thrift	334,607	17.12	0.28	1.63	0.04	NA	70.2	20.000	Cash	115.94	115.94	NM	20.98	5.99
04/13/1999	01/07/2000	Independence Comm. Bank Corp.	NY	Statewide Financial Corp.	NJ	Thrift	717,517	8.43	0.54	5.65	0.38	139.35	107.0	25.315	Mixed	173.75	173.99	29.44	14.91	12.15
08/26/1999	01/07/2000	Peapack-Gladstone Financial	NJ	Chatham Savings, FSB	NJ	Thrift	79,043	8.38	0.72	8.65	0.08	359.02	14.9	106.590	Common	225.01	257.65	20.24	18.85	16.06
01/26/1999	05/21/1999	Hudson United Bancorp	NJ	Little Falls Bancorp, Inc.	NJ	Thrift	340,701	10.91	0.56	5.13	0.39	139.45	53.8	NA	Mixed	144.77	155.59	28.01	15.79	9.13
				Average:			307,507	9.53	0.46	5.44	0.16	192.23	61.5			201.58	207.82	31.92	20.73	15.44
				Median:			323,043	8.95	0.45	5.13	0.08	140.73	62.0			221.67	221.67	50.00	19.81	15.93

EXHIBIT IV-5

The Provident Bank
Director and Senior Management Summary Resumes

Exhibit IV-5
Summary Qualifications of Directors and Management

Directors

Paul M. Pantozzi. Mr. Pantozzi has been the Chief Executive Officer and President of The Provident Bank since 1993 and Chairman since 1998.

J. *Martin Comey.* Mr. Comey is retired. He previously served as Vice President of the Schering Plough Corp. of Madison, New Jersey.

Geoffrey M. Connor. Mr. Connor is a practicing attorney and Partner in the Princeton, New Jersey office of the law firm of Reed Smith LLP.

Frank L. Fekete. Mr. Fekete is a certified public accountant and the Managing Partner of the accounting firm of Mandel, Fekete & Bloom, CPAs, located in Jersey City, New Jersey.

Carlos Hernandez. Mr. Hernandez is President of New Jersey City University, located in Jersey City, New Jersey.

William T. Jackson. Mr. Jackson is Executive Director of Bayview/New York Cemetery located in Jersey City, New Jersey.

David Leff. Mr. Leff is retired. He was previously a Partner in the law firm of Eichenbaum, Kantrowitz, Leff & Gulko, located in Paramus, New Jersey.

Arthur R. McConnell. Mr. McConnell is the President of McConnell Realty, located in Atlantic Highlands, New Jersey.

Edward O'Donnell. Mr. O'Donnell is President of Tradelinks Transport, Inc., a transportation consulting company located in Westfield, New Jersey. From March 1995 to July 1999, Mr. O'Donnell was a Director and Executive Vice President of NPR, Inc. (Navieras), a transportation company located in Edison, New Jersey.

Daniel T. Scott. Mr. Scott is the Chairman and Chief Executive Officer of Scott Printing Corp., located in New Providence, New Jersey, and of Unz & Co., Inc., Central Avenue Corporation and Scott On-Site, Inc.

Thomas E. Sheenan. Mr. Sheenan is the President of Sheenan Funeral Home located in Dunellen, New Jersey.

Exhibit IV-5
Summary Qualifications of Directors and Management

Management

Kevin J. Ward. Mr. Ward has been Executive Vice President and Chief Operating Officer of The Provident Bank since 2000. He served as Executive Vice President, Chief Operating Officer and Chief Financial Officer of The Provident Bank from January to November 2000. Prior to that time, he was Executive Vice President and Chief Financial Officer of The Provident Bank.

Glenn H. Shell. Mr. Shell has been Executive Vice President of the Customer Management Group of The Provident Bank since 2002. Prior to that time, he served as Executive Vice President and Chief Lending Officer of The Provident Bank.

Gregory French. Mr. French has been Senior Vice President of the Market Development Group of The Provident Bank since February 2001. He was Vice President of Marketing, eBusiness for American International Group in New York, New York from January 2000 to February 2001. Prior to that time he served as Vice President, Citibank National Director, Field Marketing of Citigroup in New York, New York.

C. Gabriel Haagensen. Mr. Haagensen has served as Executive Vice President – Human Capital Management of The Provident Bank since 2000. Prior to that time he was Executive Vice President – Operations.

Kenneth J. Wagner. Mr. Wagner has been Senior Vice President of Strategic Business Development of The Provident Bank since 2001. He served as Senior Vice President of Customer Relationship Management of The Provident Bank from 1998 to 2001. Prior to that time he was Senior Vice President and Comptroller of The Provident Bank.

Linda A. Niro. Ms. Niro has served as Senior Vice President and Chief Financial Officer of The Provident Bank since 2000. Prior to that time, she served as Vice President and Treasurer of The Provident Bank.

John F. Kuntz. Mr. Kuntz has been Vice President and General Counsel of The Provident Bank since September 2001. He was Vice President and Assistant General Counsel of Mellon Investor Services LLC in Ridgefield Park, New Jersey from August 2000 to September 2001. Prior to that time he was a Partner with the law firm of Bourne Noll & Kenyon P.C., Summit, New Jersey.

EXHIBIT IV-6
The Provident Bank, Inc.
Pro Forma Regulatory Capital Ratios

	Actual, As of June 30, 2002		Pro Forma at June 30, 2002							
			Minimum		Midpoint		Maximum		Maximum As Adjusted	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)									
Capital and Retained Earnings Under Generally Accepted Accounting Principles	$310,568	10.13%	$434,289	13.50%	$456,478	14.07%	$479,328	14.65%	$505,606	15.30%
Tier I Leverage	$279,979	9.39%	$403,700	12.89%	$425,889	13.48%	$448,739	14.08%	$475,017	14.76%
Requirement	119,217	4.00%	125,269	4.00%	126,352	4.00%	127,461	4.00%	128,736	4.00%
Excess	$160,762	5.39%	$278,430	8.89%	$299,537	9.48%	$321,278	10.08%	$346,282	10.76%
Tier I Risk Based	$279,979	13.84%	$403,700	19.66%	$425,889	20.69%	$448,739	21.74%	$475,017	22.94%
Requirement	80,914	4.00%	82,124	4.00%	82,341	4.00%	82,562	4.00%	82,817	4.00%
Excess	$199,065	9.84%	$321,576	15.66%	$343,548	16.69%	$366,177	17.74%	$392,200	18.94%
Total Risk-Based	$301,937	14.93%	$425,658	20.73%	$447,847	21.76%	$470,697	22.80%	$496,975	24.00%
Risk-Based Requirement	161,827	8.00%	164,248	8.00%	164,681	8.00%	165,125	8.00%	165,635	8.00%
Excess	$140,110	6.93%	$261,409	12.73%	$283,166	13.76%	$305,572	14.80%	$331,340	16.00%

EXHIBIT IV-7
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2002

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
AMFH	American Fin. Holdings of CT	27,460	-3,688	1,254	0	25,026	22,361	1.12
BHL	Berkshire Hills Bancorp of MA	8,509	1,924	-654	0	9,779	6,142	1.59
CITZ	CFS Bancorp, Inc of Munster IN	9,414	1,307	-444	0	10,277	13,257	0.78
FMCO	FMS Fin Corp. of Burlington NJ	6,319	-530	180	0	5,969	6,464	0.92
FPFC	First Place Fin. Corp. of OH	16,919	-7,468	2,539	0	11,990	14,063	0.85
FSLA	First Sentinel Bancorp of NJ	25,996	-444	151	0	25,703	30,201	0.85
OCFC	OceanFirst Fin. Corp of NJ	19,187	-4,897	1,665	1,085	17,040	14,306	1.19
PBCI	Pamrapo Bancorp, Inc. of NJ	5,887	0	0	0	5,887	5,134	1.15
PFSB	PennFed Fin. Services of NJ	13,993	-127	43	0	13,909	7,348	1.89
TRYF	Troy Financial Corp of Troy NY	11,635	-323	110	0	11,422	9,947	1.15
UCFC	United Community Fin. of OH	16,732	-6,447	2,192	822	13,299	35,353	0.38

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-8

Provident Financial Services, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-8
PRO FORMA ANALYSIS SHEET
Provident Financial Services, Inc.
Prices as of August 2, 2002

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New Jersey Companies Mean	New Jersey Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio		P/E	14.42 x	16.77	16.16	13.67	13.52	14.89	13.73
Price-core earnings ratio		P/Core	14.52 x	17.86	17.24	14.25	13.59	16.41	15.61
Price-book ratio	=	P/B	63.93%	145.99	136.24	166.96	162.08	128.66	117.71
Price-tangible book ratio	=	P/TB	66.19%	158.04	153.12	169.94	170.13	137.21	122.73
Price-assets ratio	=	P/A	12.43%	15.43	15.27	13.29	13.29	13.10	11.80

Valuation Parameters

Pre-Conversion Earnings (Y)	$27,716,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Book Value (B)	$310,568,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conv. Tang. Book Value (B)	$287,914,000	ESOP Amortization (T)	30.00 years
Pre-Conversion Assets (A)	$3,066,277,000	RRP Amount (M)	4.00%
Reinvestment Rate (2)(R)	2.06%	RRP Vesting (N)	5.00 years (5)
Est. Conversion Expenses (3)(X)	1.72%	Foundation (F)	5.91%
Tax rate (TAX)	37.00%	Tax Benefit (Z)	8,880,000
		Percentage Sold (PCT)	100.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $425,000,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $425,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $425,000,000

Conclusion	Shares Sold to Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Stock Issued
Supermaximum	53,667,050	10.00	$ 536,670,500	1,920,000	55,587,050	$ 555,870,500
Maximum	46,667,000	10.00	466,670,000	1,920,000	48,587,000	485,870,000
Midpoint	40,580,000	10.00	405,800,000	1,920,000	42,500,000	425,000,000
Minimum	34,493,000	10.00	344,930,000	1,655,664	36,148,664	361,486,640

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.06 percent, and a tax rate of 37.00 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and RRP amortize over 30 years and 5 years, respectively; amortization expenses tax effected at 37.00 percent.

EXHIBIT IV-9

Provident Financial Services, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Provident Financial Services, Inc.
At the Minimum

1.	Offering Proceeds	$344,930,000
	Less: Estimated Offering Expenses	6,428,000
	Net Conversion Proceeds	$338,502,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$338,502,000
Less: Cash Contribution to Foundation	4,139,160
Less: Non-Cash Stock Purchases (1)	41,391,600
Net Proceeds Reinvested	$292,971,240
Estimated net incremental rate of return	1.30%
Earnings Increase	$3,802,181
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	579,482
Less: Recognition Plan Vesting (4)	1,738,447
Net Earnings Increase	$1,484,251

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2002 (reported)	$27,716,000	$1,484,251	$29,200,251
12 Months ended June 30, 2002 (core)	$27,510,000	$1,484,251	$28,994,251

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2002	$310,568,000	$292,971,240	$7,657,446	$611,196,686
June 30, 2002 (Tangible)	$287,914,000	$292,971,240	$7,657,446	$588,542,686

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2002	$3,066,277,000	$292,971,240	$7,657,446	$3,366,905,686

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 37.00 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 37.00 percent.
(5) Reflects tax benefit of the contribution to the Foundation.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Provident Financial Services, Inc.
At the Midpoint

1.	Offering Proceeds	$405,800,000
	Less: Estimated Offering Expenses	6,988,000
	Net Conversion Proceeds	$398,812,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$398,812,000
Less: Cash Contribution to Foundation	4,800,000
Less: Non-Cash Stock Purchases (1)	48,696,000
Net Proceeds Reinvested	$345,316,000
Estimated net incremental rate of return	1.30%
Earnings Increase	$4,481,511
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	681,744
Less: Recognition Plan Vesting (4)	2,045,232
Net Earnings Increase	$1,754,535

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2002 (reported)	$27,716,000	$1,754,535	$29,470,535
12 Months ended June 30, 2002 (core)	$27,510,000	$1,754,535	$29,264,535

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2002	$310,568,000	$345,316,000	$8,880,000	$664,764,000
June 30, 2002 (Tangible)	$287,914,000	$345,316,000	$8,880,000	$642,110,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2002	$3,066,277,000	$345,316,000	$8,880,000	$3,420,473,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 37.00 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 37.00 percent.
(5) Reflects tax benefit of the contribution to the Foundation.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Provident Financial Services, Inc.
At the Maximum

1.	Offering Proceeds	$466,670,000
	Less: Estimated Offering Expenses	7,548,000
	Net Conversion Proceeds	$459,122,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$459,122,000
Less: Cash Contribution to Foundation	4,800,000
Less: Non-Cash Stock Purchases (1)	56,000,400
Net Proceeds Reinvested	$398,321,600
Estimated net incremental rate of return	1.30%
Earnings Increase	$5,169,418
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	784,006
Less: Recognition Plan Vesting (4)	2,352,017
Net Earnings Increase	$2,033,395

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2002 (reported)	$27,716,000	$2,033,395	$29,749,395
12 Months ended June 30, 2002 (core)	$27,510,000	$2,033,395	$29,543,395

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2002	$310,568,000	$398,321,600	$8,880,000	$717,769,600
June 30, 2002 (Tangible)	$287,914,000	$398,321,600	$8,880,000	$695,115,600

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2002	$3,066,277,000	$398,321,600	$8,880,000	$3,473,478,600

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 37.00 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 37.00 percent.
(5) Reflects tax benefit of the contribution to the Foundation.

Exhibit IV-9
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Provident Financial Services, Inc.
At the Supermaximum Value

1.	Offering Proceeds	$536,670,500
	Less: Estimated Offering Expenses	8,192,000
	Net Conversion Proceeds	$528,478,500

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$528,478,500
Less: Cash Contribution to Foundation	4,800,000
Less: Non-Cash Stock Purchases (1)	64,400,460
Net Proceeds Reinvested	$459,278,040
Estimated net incremental rate of return	1.30%
Earnings Increase	$5,960,510
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	901,606
Less: Recognition Plan Vesting (4)	2,704,819
Net Earnings Increase	$2,354,085

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2002 (reported)	$27,716,000	$2,354,085	$30,070,085
12 Months ended June 30, 2002 (core)	$27,510,000	$2,354,085	$29,864,085

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2002	$310,568,000	$459,278,040	$8,880,000	$778,726,040
June 30, 2002 (Tangible)	$287,914,000	$459,278,040	$8,880,000	$756,072,040

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contribution	After Conversion
June 30, 2002	$3,066,277,000	$459,278,040	$8,880,000	$3,534,435,040

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 37.00 percent rate.
(4) RRP is amortized over 5 years, and amortization expense is tax effected at 37.00 percent.
(5) Reflects tax benefit of the contribution to the Foundation.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP FINANCIAL, LC.

Financial Services Industry Consultants **FIRM QUALIFICATION STATEMENT**

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. Through a program known as SAFE (Strategic Alternatives Financial Evaluations), RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching and/or diversification strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (21)
- William E. Pommerening, Managing Director (17)
- Gregory E. Dunn, Senior Vice President (19)
- James P. Hennessey, Senior Vice President (16)
- James J. Oren, Senior Vice President (14)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Website: www.rpfinancial.com